Exhibit 99.23

CYBIN INC.

(formerly Clarmin Explorations Inc.)

LISTING STATEMENT

NOTICE TO READER

Psilocybin is currently a Schedule III drug under the Controlled Drugs and Substances Act (Canada) and it is a criminal offence to possess substances under the Controlled Drugs and Substances Act (Canada) without a prescription. Health Canada has not approved psilocybin as a drug for any indication. The Resulting Issuer (as defined herein) does not deal with psychedelic substances except indirectly within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and, further, does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. While the Resulting Issuer believes psychedelic substances can be used to treat certain medical conditions, it does not advocate for the legalization of psychedelics substances for recreational use.

DATED AS OF NOVEMBER 9, 2020

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Listing Statement includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws. All information, other than statements of historical facts, included in this Listing Statement that address activities, events or developments that the Resulting Issuer (as defined herein) expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Resulting Issuer’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: statements relating to the business and future activities of, and developments related, to the Resulting Issuer after the date of this Listing Statement; statements based on the audited financial statements of Clarmin or Cybin; expectations for other economic, business, environmental, regulatory and/or competitive factors related to the Resulting Issuer; the Resulting Issuer’s business outlook; plans and objectives of management for future operations; forecast business results; anticipated financial performance; and other events or conditions that may occur in the future.

Investors are cautioned that forward-looking information is not based on historical facts but instead is based on reasonable assumptions and estimates of management of the Resulting Issuer at the time it was made and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. See Section 17– “Risk Factors”.

The forward-looking information in statements or disclosures in this Listing Statement is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Resulting Issuer to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Resulting Issuer, including information obtained from third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Resulting Issuer does not know what impact any of those differences may have, its business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	the impact of the COVID-19 pandemic;

•	the timing and unpredictability of regulatory actions;

•	regulatory, legislative, legal or other developments with respect to its operations or business;

•	limited marketing and sales capabilities;

•	early stage of the industry and product development;

•	limited products;

•	reliance on contract manufacturers;

•	reliance on third parties for clinical development activities;

•	unfavourable publicity or consumer perception;

•	general economic conditions and financial markets;

•	the impact of increasing competition;

•	the loss of key management personnel;

•	capital requirements and liquidity;

•	access to capital;

•	the timing and amount of capital expenditures;

•	the demand for the Resulting Issuer’s products and the size of the market;

•	patent law reform;

•	patent litigation and intellectual property;

•	conflicts of interest;

•	uninsurable risks; and

•	litigation and other factors beyond the Resulting Issuer’s control.

Risks involving the Resulting Issuer that may affect results of operations and earnings are discussed under the heading “Risk Factors” in this Listing Statement. Although the Resulting Issuer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is made as of the date given and the Resulting Issuer does not undertake any obligation to revise or update any forward-looking information other than as required by Applicable Law (as defined herein).

The Resulting Issuer is not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by securities laws. Because of the risks, uncertainties and assumptions contained herein, securityholders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS (as defined herein) requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes. Please refer to the notes to the financial statements appended to this Listing Statement and incorporated by reference herein, as applicable, for additional details regarding such judgments, estimates and assumptions.

The Resulting Issuer cautions that the above list of risk factors is not exhaustive. Other factors that could cause actual results, performance or achievements of the Resulting Issuer to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements, including those disclosed under “Risk Factors” in this Listing Statement.

Market and Industry Data

This Listing Statement includes market and industry data that has been obtained from third-party sources, including industry publications. The Resulting Issuer believes that the industry data is accurate and that the estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Resulting Issuer has not independently verified any of the data from third-party sources referred to in this Listing Statement or ascertained the underlying economic assumptions relied upon by such sources. The Resulting Issuer does not intend, and undertakes no obligation, to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable Canadian securities laws.

Currency Presentation

The Resulting Issuer reports in Canadian dollars. Accordingly, unless otherwise indicated, all references to “$” in this Listing Statement refer to Canadian dollars.

Information Contained in this Listing Statement

The information contained in this Listing Statement is given as at November 9, 2020, except where otherwise noted.

This Listing Statement does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Listing Statement should not be construed as personal legal, tax or financial advice to any person.

The information contained or referred to herein relating to Clarmin has been furnished by Clarmin, without independent verification by the Resulting Issuer. In preparing this Listing Statement, the Resulting Issuer has relied upon Clarmin to ensure that this Listing Statement contains full, true and plain disclosure of all material facts relating to Clarmin.

The information contained or referred to herein relating to Cybin has been furnished by Cybin, without independent verification by the Resulting Issuer. In preparing this Listing Statement, the Resulting Issuer has relied upon Cybin to ensure that this Listing Statement contains full, true and plain disclosure of all material facts relating to Cybin and its subsidiaries.

Descriptions in this Listing Statement of the terms of the Amalgamation Agreement (as defined herein) and other material documents are summaries of the terms of those documents and are qualified in their entirety by such terms. Reference should be made to the full text of the documents for complete details.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration or other similar regulatory authorities have not evaluated claims regarding psilocybin or nutraceutical products. The efficacy of such products have not been confirmed by FDA-approved research. There is no assurance that the use of psilocybin or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Cybin’s performance and operations.

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TABLE OF CONTENTS

(continued)

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1. GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Listing Statement, including the schedules hereto. These defined words and terms are not always used herein and may not conform to the defined terms used in the schedules and exhibits to this Listing Statement.

“$0.25 Non-Brokered Offering” has the meaning ascribed thereto in Section 3.1 under Financing Activities.

“120 Day Lock-up” has the meaning ascribed thereto in Section 11.2 under Resulting Issuer Escrowed Securities.

“affiliate” means a company that is affiliated with another company as described below. A company is an “affiliate” of another company if:

(a)	one of them is the subsidiary of the other, or

(b)	each of them is controlled by the same person.

A company is “controlled” by a person if:

(a)	voting securities of the company are held, other than by way of security only, by or for the benefit of that person, and

(b)	the voting securities, if voted, entitle the person to elect a majority of the directors of the company.

A person beneficially owns securities that are beneficially owned by:

(a)	a company controlled by that person, or

(b)	an affiliate of that person or an affiliate of any company controlled by that person.

“Agency Agreement” has the meaning ascribed thereto in Section 3.1 under Concurrent Offering.

“Agents” has the meaning ascribed thereto in Section 3.1 under Concurrent Offering.

”Agents’ Fee” has the meaning ascribed thereto in Section 3.1 under Concurrent Offering.

“Agents’ Cash Fee” has the meaning ascribed thereto in Section 3.1 under Concurrent Offering.

“Amalco” means the company resulting from the amalgamation of Cybin and Newco pursuant to the Amalgamation.

“Amalgamation” means the amalgamation of Newco and Cybin pursuant to Section 174 of the OBCA on the terms and subject to the conditions of the Amalgamation Agreement, subject to any amendment in accordance therewith, which resulted in the reverse takeover of Clarmin.

“Amalgamation Agreement” means the Amalgamation Agreement dated as of June 26, 2020 among Cybin, Clarmin and Newco relating to the Amalgamation, as amended on October 21, 2020, a copy of which is available under the Resulting Issuer’s profile on the SEDAR website at www.sedar.com.

“API” means the pharmaceutically acceptable psychedelic agent psilocybin or psilocin or a combination thereof.

“Applicable Law”, in the context that refers to one or more persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business,

“associate” when used to indicate a relationship with a person, means

(a)

an issuer of which the person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b)	any partner of the person,

(c)	any trust or estate in which the person has a substantial beneficial interest or in respect of which a person or company serves as trustee or in a similar capacity,

(d)	in the case of a person that is an individual, a relative of that person, including

(i)	that person’s spouse or child, or

(ii)	any relative of the person or of his spouse who has the same residence as that person.

“Awards” has the meaning ascribed thereto in Section 15 under Equity Incentive Plan.

“BCBCA” means the Business Corporations Act (British Columbia), as amended.

“Benton Property” has the meaning ascribed thereto in Section 3.1.

“Broker Warrants” has the meaning ascribed thereto in Section 3.1 under Concurrent Offering.

“Canadian FDA” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Canada.

“Canadian Regulations” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Canada.

“Cavers Agreement” has the meaning ascribed thereto in Section 15 under Employment Agreements, Termination and Change of Control Benefits.

“CCPS Agreement” has the meaning ascribed thereto in Section 4.1 under Serenity Life Business Segment.

“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Director in respect of the Amalgamation in accordance with Section 178(4) of the OBCA.

“cGMP” has the meaning ascribed thereto in Section 17 under Risk Factors—Reliance on Contract Manufacturers.

“Clarmin” means Clarmin Explorations Inc., a corporation existing under the BCBCA.

“Clarmin Consideration Shares” means the estimated 129,150,254 aggregate Resulting Issuer Shares issued to Cybin Shareholders in connection with the Amalgamation (including 60,000,000 Resulting Issuer Shares issued to participants in the Concurrent Offering).

“Clarmin Disposition” means the disposition of all of Clarmin’s mining assets and related liabilities

“Clarmin Meeting” means the annual and special meeting of the Clarmin Shareholders held on August 13, 2020.

“Clarmin Options” means stock options authorized by the stock option plan of Clarmin.

“Clarmin Post-Consolidation Shares” means the issued and outstanding common shares in the capital of Clarmin, as constituted following the Clarmin Share Consolidation.

“Clarmin Purchase Agreement” has the meaning ascribed thereto in Section 3.1.

“Clarmin Shareholders” means, at any time, the holders of Clarmin Shares.

“Clarmin Share Consolidation” means the consolidation of the issued and outstanding Clarmin Shares on the basis of one Clarmin Post-Consolidation Share for each 6.672 Clarmin Shares issued and outstanding.

“Clarmin Shares” means the authorized common shares in the capital of Clarmin, as constituted prior to the Clarmin Consolidation.

“Clinical Trials” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Jamaica.

“CMOs” has the meaning ascribed thereto in Section 17 under Risk Factors—Reliance on Contract Manufacturers.

“Co-Lead Agents” has the meaning ascribed thereto in Section 3.1 under Concurrent Offering.

“Compensation Committee” has the meaning ascribed thereto in Section 13 under Board Committees.

“Concurrent Offering” has the meaning ascribed thereto in Section 3.1 under Concurrent Offering.

“Contractual Escrow” has the meaning ascribed thereto in Section 11.2 under Resulting Issuer Escrowed Securities.

“Convertible Notes” has the meaning ascribed thereto in Section 3.1 under Financing Activities.

“COVID-19” means the Coronavirus disease 2019, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2).

“CSE” means the Canadian Securities Exchange.

“CSA” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – United States.

“Cybin” means Cybin Corp., a corporation existing under the OBCA, which, pursuant to the Amalgamation, amalgamated with Newco to form Amalco under the name “Cybin Corp.” and became a wholly-owned subsidiary of the Resulting Issuer.

“Cybin Options” means the outstanding options under the stock option plan of Cybin, each Cybin Option being exercisable for one Cybin Share.

“Cybin Non-Brokered Offerings” has the meaning ascribed thereto in Section 3.1 under Financing Activities.

“Cybin Shareholders” means, at any time, the holders of Cybin Shares.

“Cybin Shares” means the authorized common shares in the capital of Cybin.

“DDA” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Jamaica.

“DEA” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – United States.

“Development Company” has the meaning ascribed thereto in Section 3.1 under Letter of Intent.

“DIN-HM” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Canada.

“Director” means the director appointed under Section 278 of the OBCA.

“Dividend Equivalents” has the meaning ascribed thereto in Section 15 under Equity Incentive Plan.

“Drysdale Agreement” has the meaning ascribed thereto in Section 15 under Employment Agreements, Termination and Change of Control Benefits.

“DSU” means a deferred share unit in the capital of the Resulting Issuer, granted pursuant to the Resulting Issuer Equity Incentive Plan.

“Effective Date” means the date shown on the Certificate of Amalgamation.

“Effective Time” means the earliest moment on the Effective Date or such other time on the Effective Date as the Parties may agree in writing.

“Eligible Person” shall mean a Participant designated to be granted an Award under the Resulting Issuer Equity Incentive Plan.

“Exchange Ratio” means, subject to adjustment, one Clarmin Share to be issued by Clarmin for each one Cybin Share exchanged pursuant to the Amalgamation.

“FFDCA” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – United States.

“Former Cybin Shareholders” means the holders of Cybin Shares immediately prior to the Effective Time.

“Founder Issuance” has the meaning ascribed thereto in Section 3.1 under Financing Activities.

“Founder Round” has the meaning ascribed thereto in Section 3.1 under Financing Activities.

“Glavine Agreement” has the meaning ascribed thereto in Section 15 under Employment Agreements, Termination and Change of Control Benefits.

“GMP” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Canada.

“Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including the TSXV and the NEO Exchange.

“Gross Proceeds” has the meaning ascribed thereto in Section 3.1 under Concurrent Offering.

“Guidelines” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Jamaica.

“HPFB” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Canada.

“IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as amended from time to time.

“IMP” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – United Kingdom.

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning.

“IND” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – United States.

“IntelGenx” has the meaning ascribed thereto in Section 4.1 under Serenity Life Business Segment.

“IntelGenx Agreement” has the meaning ascribed thereto in Section 4.1 under Serenity Life Business Segment.

“IRB” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – United States.

“Jamaica FDA” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Jamaica.

“Kanakis Agreement” has the meaning ascribed thereto in Section 15 under Employment Agreements, Termination and Change of Control Benefits.

“Karjalainen Agreement” has the meaning ascribed thereto in Section 15 under Employment Agreements, Termination and Change of Control Benefits.

“Letter of Intent” has the meaning ascribed thereto in Section 3.1 under Letter of Intent.

“Listing Date” means the date on which the Resulting Issuer Shares are listed and posted for trading on the NEO Exchange.

“Lonacas” has the meaning ascribed thereto in Section 4.1 under Serenity Life Business Segment.

“LottoGopher” has the meaning ascribed thereto under Section 13.6 – 13.9 under Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal Bankruptcies.

“MDA” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – United Kingdom.

“MDD” has the meaning ascribed thereto in Section 4.1 under Business Objectives and Milestones.

“MDR” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – United Kingdom.

“MHRA” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – United Kingdom.

“MIA(IMP)” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – United Kingdom.

“Mineral Property Agreement” has the meaning ascribed thereto in Section 3.1.

“MOH” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Jamaica.

“Natures Journey ” means Natures Journey Inc., an Ontario corporation incorporated as a wholly-owned subsidiary of Cybin.

“NDA” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – United States.

“NDS” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Canada.

“NEO” means a Named Executive Officer as such term is defined in Form 51-102F6 – Statement of Executive Compensation under NI 51-102.

“NEO Exchange” means Neo Exchange Inc.

“Newco” means 2762898 Ontario Inc., a wholly-owned subsidiary of Clarmin, incorporated for the purposes of effecting the Amalgamation.

“NI 52-109” National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“NHPs” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Canada.

“NP 46-201” means National Policy 46-201 – Escrow for Initial Public Offerings.

“NPN” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Canada.

“OBCA” means the Business Corporations Act (Ontario), as amended.

“Offering” has the meaning ascribed thereto in Section 3.1 under Concurrent Offering.

“Options” has the meaning ascribed thereto in Section 15 under – Equity Incentive Plan.

“Order” has the meaning ascribed thereto under Section 13.6 – 13.9 under Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal Bankruptcies.

“Participants” has the meaning ascribed thereto in Section 15 under Equity Incentive Plan.

“Party” means, as the context requires, either Cybin, Clarmin, Newco, Amalco or the Resulting Issuer, and “Parties” means two or more of them, as applicable.

“Performance Awards” has the meaning ascribed thereto in Section 15 under Equity Incentive Plan.

“Pharmaceutical Ingredient Provider” has the meaning ascribed thereto in Section 4.1 under Serenity Life Business Segment.

“Poriadjian Agreement” has the meaning ascribed thereto in Section 15 under Employment Agreements, Termination and Change of Control Benefits.

“President’s List” has the meaning ascribed thereto in Section 3.1 under Concurrent Offering.

“Product Line” has the meaning ascribed thereto in Section 4.1.

“PTSD” has the meaning ascribed thereto in Section 3.3.

“Regulations” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Jamaica.

“Release Conditions” has the meaning ascribed thereto in Section 3.1 under Concurrent Offering.

“Restricted Shares” has the meaning ascribed thereto in Section 15 under Equity Incentive Plan.

“Resulting Issuer” means Cybin Inc. (being Clarmin, as constituted after giving effect to the Amalgamation and the change in its corporate name), and, in the case of references to matters undertaken by a predecessor in interest to the Resulting Issuer, includes such predecessor in interest, unless the context otherwise requires after giving effect to the Amalgamation.

“Resulting Issuer Board” means the board of directors of the Resulting Issuer as the same is constituted from time to time.

“Resulting Issuer Equity Incentive Plan” means the equity incentive plan of the Resulting Issuer.

“Resulting Issuer Options” means the outstanding options under the Resulting Issuer Equity Incentive Plan, each Resulting Issuer Option being exercisable for one Resulting Issuer Share.

“Resulting Issuer Shareholders” means, at any time, the holders of Resulting Issuer Shares.

“Resulting Issuer Shares” means authorized common shares in the capital of the Resulting Issuer.

“Resulting Issuer Warrants” means the outstanding common share purchase warrants, each being exercisable for one Resulting Issuer Share.

“RSU” means a restricted share unit in the capital of the Resulting Issuer, granted pursuant to the Resulting Issuer Equity Incentive Plan.

“SARs” has the meaning ascribed thereto in Section 15 under Equity Incentive Plan.

“Section 56 Exemption” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Canada.

“Serenity Life” means Serenity Life Sciences Inc., an Ontario corporation incorporated as a wholly-owned subsidiary of Cybin.

“Smart Medicines” has the meaning ascribed thereto in Section 4.1 under Serenity Life Business Segment.

“Smart Medicines Agreement” has the meaning ascribed thereto in Section 4.1 under Serenity Life Business Segment.

“So Agreement” has the meaning ascribed thereto in Section 15 under Employment Agreements, Termination and Change of Control Benefits.

“Stifel GMP” means Stifel Nicolaus Canada Inc.

“Sublingual Film” means the pharmaceutically acceptable sublingual film formulation using a certain third party proprietary oral film drug delivery technology in respect of the API psilocybin for each of the four following strengths of such API: 1, 3, 5 and 7 mg.

“Subscription Receipts” means the subscription receipts of Cybin issued pursuant to the Concurrent Offering.

“Supply Agreement” has the meaning ascribed thereto in Section 4.1 under Serenity Life Business Segment.

“Synergex” has the meaning ascribed thereto under Section 13.6 – 13.9 under Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal Bankruptcies.

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Authority, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan contributions, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.

“TPD” has the meaning ascribed thereto in Section 4.1 under Regulatory Environment – Canada.

“TSXV” means the TSX Venture Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“US FDA” has the meaning ascribed thereto in Section 17 under Risk Factors—Early Stage of the Industry and Product Development.

“UWI” means the University of the West Indies.

“West Indies Agreement” has the meaning ascribed thereto in Section 4.1 under Serenity Life Business Segment.

2. CORPORATE STRUCTURE

2.1 Corporate Name and Head and Registered Office

This Listing Statement has been prepared with respect to the Resulting Issuer in connection with its proposed listing on the NEO Exchange. The full name of the Resulting Issuer is “Cybin Inc.” which the Resulting Issuer changed from “Clarmin Explorations Inc.” upon completion of the Amalgamation on November 5, 2020. The head office and registered office of the Resulting Issuer is located at 100 King Street West, Suite 5600 Toronto, Ontario M5X 1C9.

2.2 Jurisdiction of Incorporation

The Resulting Issuer was incorporated under the BCBCA on October 13, 2016 under the name “Clarmin Explorations Inc.”. On January 8, 2018, the Resulting Issuer completed its initial public offering of common shares in the capital of the Resulting Issuer Shares, pursuant to which the Resulting Issuer issued 3,500,000 Resulting Issuer Shares at a price of $0.10 per Resulting Issuer Share for gross proceeds of $350,000. The Resulting Issuer Shares were listed on the TSXV on January 8, 2018 under the symbol “CX” until November 5, 2020, when they were delisted from the TSXV in connection with the completion of the Amalgamation.

Newco was incorporated under the OBCA on June 26, 2020.

On November 2, 2020, Clarmin completed the Clarmin Share Consolidation, following which, an aggregate of 2,128,295 Clarmin Post-Consolidation Shares were issued and outstanding.

On November 5, 2020, the Resulting Issuer completed the Amalgamation, pursuant to which Cybin amalgamated with Newco to complete a reverse takeover of Clarmin (now the Resulting Issuer) whereby its name was changed from “Clarmin Explorations Inc.” to “Cybin Inc.”. See “General Development of the Business – Business Combination”. The Resulting Issuer has obtained approval from the NEO Exchange to list the Resulting Issuer Shares on the NEO Exchange under the symbol “CYBN” upon completion of the Amalgamation and fulfilling all listing requirements of NEO Exchange.

2.3 Intercorporate Relationships

Cybin was incorporated under the OBCA on October 22, 2019. Pursuant to the Amalgamation, Cybin amalgamated with Newco to form Amalco under the name “Cybin Corp.”, which is a wholly-owned subsidiary of the Resulting Issuer.

Natures Journey, a wholly-owned, subsidiary of the Resulting Issuer, was formed under the OBCA on November 6, 2019.

Serenity Life, a wholly-owned, subsidiary of the Resulting Issuer, was formed under the OBCA on November 6, 2019.

As further described below, the Resulting Issuer intends to expand its business operations in Jamaica, at which time it will incorporate certain Jamaican subsidiaries.

Set forth below is the organizational chart of the Resulting Issuer immediately following completion of the Amalgamation.

3. GENERAL DEVELOPMENT OF THE BUSINESS

3.1 General Development of the Business

Clarmin

On March 7, 2019, Clarmin entered into a purchase agreement (the “Clarmin Purchase Agreement”) to acquire a 100% interest in three tenures totaling 1,285 hectares (the “Benton Property”) located in New Brunswick, Canada. As per the Clarmin Purchase Agreement, Clarmin issued 500,000 Clarmin Shares, fair valued at $55,000, and made a cash payment of $35,000 and now holds a 100% interest in the Benton Property. On July 15, 2020, Clarmin entered into a purchase agreement to sell its 100% interest in the Benton Property. Clarmin has no further commitments related to the Benton Property.

On April 27, 2017, Clarmin entered into a mineral property option agreement (the “Mineral Property Agreement”) to acquire a 100% interest in the Arlington Property located in British Colombia. As per terms of the Mineral Property Agreement, Clarmin made cash payments of $20,000 and was due to make cash payments of $85,000 and issue 500,000 Clarmin Shares by April 27, 2020. On March 28, 2019, Clarmin elected to terminate the Mineral Property Agreement and wrote off $20,000 of acquisition costs related to the Arlington Property. Clarmin has no further commitments related to the Arlington Property.

On July 15, 2020, Clarmin entered into an agreement with 1257172 B.C. LTD. to dispose of all of its mining assets and related liabilities. The Clarmin Disposition closed on November 4, 2020.

Cybin

Cybin was incorporated under the OBCA on October 22, 2019. Pursuant to the Amalgamation, Cybin amalgamated with Newco to form Amalco under the name “Cybin Corp.”, which is a wholly-owned subsidiary of the Resulting Issuer.

Natures Journey

Natures Journey, a wholly-owned, subsidiary of the Resulting Issuer, was formed under the OBCA on November 6, 2019. All of the Resulting Issuer’s business operations pertaining to nutraceutical products are conducted through Natures Journey.

Serenity Life

Serenity Life, a wholly-owned, subsidiary of the Resulting Issuer, was formed under the OBCA on November 6, 2019. All of the Resulting Issuer’s business operations pertaining to psilocybin research and development are conducted through Serenity Life.

Business Combination

On June 26, 2020, Clarmin entered into the Amalgamation Agreement with Cybin and Newco pursuant to which Cybin agreed to amalgamate with Newco to form Amalco and Clarmin agreed to issue Clarmin Consideration Shares to the Former Cybin Shareholders, on the basis of one Clarmin Consideration Share for each one Cybin Share issued and outstanding. Pursuant to the terms of the Amalgamation, Clarmin acquired all of the issued and outstanding Cybin Shares to effect the combination of the business and assets of Clarmin with those of Cybin. Upon completion of the Amalgamation, Amalco will become a wholly-owned subsidiary of the Resulting Issuer.

Pursuant to the Amalgamation Agreement, the completion of the Amalgamation was subject to the satisfaction of various conditions, including but not limited to the following, all of which have been satisfied or waived:

a)	the articles of continuance of Clarmin filed with the Director in accordance with the Amalgamation;

b)

no act, action, suit or proceeding nor any inquiry or investigation (whether formal or informal) threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or entity) in Canada, the United States or elsewhere, whether or not having the force of law, and no law, regulation or policy has been proposed, enacted, promulgated or applied, which has the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on any of the parties, or which, upon the completion of the Amalgamation, would materially and adversely affect any of the parties;

c)	there being no prohibition at applicable law against the completion of the Amalgamation;

d)

there being no material events affecting Clarmin and no material adverse changes in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of Clarmin or Cybin prior to the Effective Date;

e)

the shareholders of Clarmin have approved at a meeting: (i) the election of the Resulting Issuer’s nominees to the board of directors of Clarmin; (ii) the Clarmin Disposition; (iii) the de-listing of the Clarmin Common Shares from the TSXV; (iv) the approval of the continuance of Clarmin into Ontario; (v), the appointment of new auditors of the Resulting Issuer; (vi) the adoption of the Resulting Issuer’s equity incentive plan; and (vii) such other matters that may be required to be approved in order to give effect to the Amalgamation;

f)

the NEO Exchange having accepted for listing the Resulting Issuer Shares and, if required, the Clarmin Disposition, and such other matters required to effect the transactions contemplated by the Amalgamation Agreement that may require the NEO Exchange’s approval; and

g)	the Amalgamation Agreement shall not have been terminated in accordance with its terms.

On November 5, 2020, the Amalgamation was completed.

Financing Activities

On October 22, 2019, Cybin issued 47,500,000 Cybin Shares at a price of $0.0001 per Cybin Shares for total gross proceeds of $4,750 (the “Founder Round”). On June 15, 2020, Cybin approved an adjustment to its share capital to increase the purchase price for 6,569,772 of such previously issued Cybin Shares to a price of $0.025 per Cybin Shares for additional gross proceeds of $163,587.32 (together with the Founder Round, (the “Founder Issuance”).

On May 1, 2020, Cybin issued non-interest bearing convertible notes (the “Convertible Notes”) in the principal aggregate amount of $300,000. The Convertible Notes converted into Cybin Shares at a price of $0.25 per Cybin Share concurrent with the signing of the Amalgamation Agreement.

Between December 20, 2019 and June 11, 2020, Cybin issued 9,910,188 Cybin Shares at a price of $0.25 per Cybin Share for total gross proceeds of $2,477,547 (the “$0.25 Non-Brokered Offering”).

On June 16 and June 17, 2020, Cybin issued 10,540,066 Cybin Shares at a price of $0.64 per Cybin Share for total gross proceeds of $6,745,642.24 (together with the $0.25 Non-Brokered Offering and the Founder Issuance, the “Cybin Non-Brokered Offerings”).

Concurrent Offering

On October 19, 2020, pursuant to an agency agreement (the “Agency Agreement”) among Cybin, Clarmin and Stifel Nicolaus Canada Inc. (“Stifel GMP”) and Eight Capital (together with Stifel GMP, the “Co-Lead Agents”) on behalf of a syndicate of agents (together with the Co-Lead Agents, the “Agents”), Cybin completed a private placement offering (the “Offering”) of 60,000,000 subscription receipts (the “Subscription Receipts”) at a price of $0.75 per Subscription Receipt for aggregate gross proceeds of $45,000,000. The Concurrent Offering was completed in connection with the Amalgamation. The gross proceeds of the Concurrent Offering, less 50% of the Agents’ Fees and certain expenses of the Agents were deposited in escrow until the satisfaction of certain release conditions (the “Release Conditions”). Upon the satisfaction of the Release Conditions, each Subscription Receipt converted into one Cybin Share without payment of any additional consideration or further action on the part of the holder thereof. Upon completion of Transaction, each Cybin Share was exchanged for one Resulting Issuer Share.

In connection with the Concurrent Offering, a cash fee equal to 6% of the aggregate gross proceeds of the Concurrent Offering from non-U.S. resident investors was payable to the Agents, except for certain orders on a president’s list (the “President’s List”) pursuant to which a cash fee of 1.5% was payable (the “Agents’ Cash Fee”). The Agents also received Broker Warrants (“Broker Warrants”) equal to 6.0% of the number of Subscription Receipts issued pursuant to the Concurrent Offering from non-U.S. resident investors, except for orders on the President’s List pursuant to which no Broker Warrants were issued. Upon satisfaction of the Release Conditions, each Broker Warrant became exercisable into one Resulting Issuer Share (subject to customary adjustments) for a period of 24 months following the date that the Release Conditions are met at an exercise price of $0.75, subject to adjustment in certain customary circumstances.

In exchange for certain advisory services provided by the Agents to Cybin, the Agents also received an advisory fee of $479,137 (together with the Agents’ Cash Fee, the “Agents’ Fees”) and 16,000 warrants on the same terms as the Broker Warrants. Cybin agreed to pay an additional cash fee of $1,180,000 and 2,590,000 warrants on the same terms as the Broker Warrants to certain finders and other advisors of Cybin.

Investment Activities

The Resulting Issuer has made a US$50,000 investment in 3W Wellness, representing approximately 0.0672% of the Resulting Issuer’s non-diluted share market capitalization.

Letter of Intent

On August 21, 2020, Cybin entered into a non-binding letter of intent (“Letter of Intent”) with a novel compound development company in the United States (the “Development Company”). The Letter of Intent outlines certain mutual understandings pursuant to which Cybin and Development Company propose to effect a possible transaction that would result in Cybin acquiring 51% of the common shares of the Development Company on a fully diluted basis, in exchange for aggregate share consideration of USD$3,187,500. Up to an additional USD$3,187,500 in share consideration may be paid on the achievement of certain milestones. Upon execution of the Letter of Intent, Cybin provided the Development Company with a first secured, convertible advance of USD$500,000 bearing interest at 10% per annum, compounded daily, commencing on January 1, 2021. In addition, the Letter of Intent contemplates an investment by Cybin of up to an additional USD$8,000,000 through the subscription for first ranking, senior preferred shares having a right to accrue dividends at 10% per annum, redeemable on the occurrence of a change of control or liquidity event for the Development Company subject to certain milestones outlined in the Letter of Intent.

The proposed acquisition of the Development Company has not progressed to the stage of being considered a probable acquisition. The Development Company Acquisition is subject to a number of material conditions precedent which must be satisfied prior to closing, including due diligence by the respective parties, receipt of applicable corporate approvals, entering into a definitive agreement, ratification of the Development Company Acquisition by the Board of Directors of the Resulting Issuer, and receipt of regulatory and/or governmental approvals. The Letter of Intent, was negotiated and entered into amid heightened uncertainty as to the impact of COVID-19 on the respective businesses of the Resulting Issuer and the Development Company, and amid related border closings that hindered the efforts of the parties to conduct due diligence. As a result, Cybin and the Development Company agreed to set forth certain material terms pertaining to the Development Company Acquisition in a definitive agreement between the parties, expected to be entered into following the Listing Date. There can be no assurance that the Development Company Acquisition will be completed as proposed or at all.

3.2 Significant Acquisitions and Dispositions

Other than the Clarmin Disposition, the Resulting Issuer has not completed any significant acquisitions or dispositions during the Resulting Issuer’s most recently completed fiscal year ended March 31, 2020 or its current fiscal year. As of the date of this Listing Statement, the Resulting Issuer has identified opportunities to expand by acquisition, including the proposed acquisition of the Development Company, however no opportunity identified to date has progressed to the stage of being considered a probable significant acquisition. No assurance can be given that the Resulting Issuer’s acquisition strategy will result in one or more acquisitions, or that any acquisitions, if completed, will result in the synergies expected or positively affect the Resulting Issuer’s business.

3.3 Trends, Commitments, Events or Uncertainties

Market Size and Opportunity

The Resulting Issuer believes that there is presently a sizeable legal market for psychedelic and nutraceutical products and, further, believes that there is a promising prospect for a strong, legal psychedelic and nutraceutical industry to emerge globally. In particular, the Resulting Issuer believes that over time, the psychedelic (and consumer perceptions thereof) will likely undergo a paradigm shift that is analogous to the change experienced by the cannabis industry, which resulted in the emergence of the global, multibillion-dollar industry. Although the legal market for psychedelic products is presently limited, globally, and in some jurisdictions it is still in its early stages, the Resulting Issuer believes that the recent wave of deregulation and legalization of recreational cannabis across the globe will provide jurisdictions with the impetus to shift their focus to psychedelics, and, in time, give way to the emergence of numerous and sizable opportunities for market participants, including the Resulting Issuer. The nutraceutical industry is a sizeable global market in excess of $700 billion1. The Resulting Issuer also believes that the market for medicinal mushrooms within the nutraceutical industry will continue to grow and believes that it will result in a source of revenue for the Resulting Issuer.

In addition to the above, the Resulting Issuer remains optimistic about the future of psychedelics, in general. Psychedelics are progressively emerging as potential alternative candidates for conventional therapies for individuals suffering from elusive maladies like post-traumatic stress disorder (“PTSD”), addiction, Alzheimer’s, and depression.2 For example, in August of 2020, as a result of the efforts of TheraPsil, a non-profit coalition that advocates for a legal, Special Access Programme access to psilocybin therapy for palliative care of Canadians, four Canadians with incurable cancer were approved by the Canadian federal Minister of Health, to use psilocybin therapy in the treatment of their end-of-life distress.3 The Resulting Issuer believes that, as cannabis continues to gain a foothold in society as a legal alternative to traditional medicinal products, there is also potential for the future emergence of a strong psychedelics industry.

As of the date of this Listing Statement, certain psychoactive components in magic mushrooms (such as psilocybin) are being researched as candidates for the treatment of several physical and mental

[1]	https://www.grandviewresearch.com/press-release/global-nutraceuticals-market
[2]	https://www.baystreet.ca/stockstowatch/7145/Magic-Mushroom-Market-Set-to-Grow-10-Feet-Tall
[3]	https://www.forbes.com/sites/davidcarpenter/2020/08/08/four-terminally-ill-canadians-gain-legal-right-to-use-magic-
mushrooms-for-end-of-life-distress/#3194f50a2bdf

conditions, such as PTSD and depression.4 In 2018 and 2019, for example, the US FDA granted breakthrough therapy designation for psilocybin for use as a candidate in the treatment of Major Depressive Disorder (“MDD”)5 At present, treatments for such conditions are limited in effectiveness, with some traditional treatment methods posing a heightened risk of complications. By contrast, the Resulting Issuer expects that like the various key compounds in cannabis, which are presently being used in a variety of medical products and formulations, the compounds in magic mushroom, such as psilocybin, may in time also emerge as a safer and healthier medical treatment alternative for various ailments, and provide a significant market with steady revenue generating potential. In particular, the Resulting Issuer believes that, amid recent resurgence of interest in the study of psilocybin and psilocybin medicine, the approximately $15 billion-dollar global anti-depressant market presents a promising opportunity on which to capitalize.6

Trends, Risks and Uncertainties

The Resulting Issuer is subject to a number of risks and uncertainties that could significantly affect its financial condition and performance. As the Resulting Issuer grows and enters into new markets, these risks can increase. These risk factors are not a definitive list of all risk factors associated with an investment in the Resulting Issuer or in connection with the Resulting Issuer’s operations. Such risk factors are more particularly described in this Listing Statement in Section 17 – Risk Factors. In addition to the risk factors outlined in Section 17 – Risk Factors, the Resulting Issuer believes that the immediate and eventual impact of COVID-19 on the psilocybin and nutraceutical markets in Canada, Jamaica and the United States, as well as the Resulting Issuer, its proposed business and its financial condition and results of operations, remains as a significant uncertainty.

4. NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

Business Objectives and Milestones

The Resulting Issuer is a life sciences company that has two business segments: (a) Serenity Life that focuses on the research and development of pharmaceutical and nutraceutical psilocybin products; and (b) Natures Journey that focuses on non-psychedelic medical mushroom nutraceutical products.

The Resulting Issuer is committed to progressing its psychedelic division over the next 12 month period through the commercialization of key psychedelic delivery mechanisms such as the Sublingual Film and novel molecules that are expected to improve the bioavailability of psilocybin in the body. The Resulting Issuer also expects to develop the synthetic production of psilocybin active pharmaceutical ingredient. The Resulting Issuer aims to obtain regulatory approval for an approved psilocybin product targeting MDD. The Resulting Issuer is also planning and designing clinical trials and studies covering MDD alongside bioavailability studies around its delivery mechanisms and participate in the first micro dose study in Canada, as outlined in further detail below.

Further, over the next 12 month period, the Resulting Issuer expects to continue to establish multiple strategic partnerships that will play a critical role in advancing scientific research and patented or trade

[4]	https://www.healtheuropa.eu/worlds-first-magic-mushroom-nasal-spray-for-ptsd-and-depression/95434/
[5]	https://www.biopharmaglobal.com/2019/11/26/usona-institute-receives-fda-breakthrough-therapy-designation-for-psilocybin-for-the-treatment-of-major-depressive-disorder/
[6]	https://stockhouse.com/news/newswire/2019/08/23/why-psychedelics-look-like-next-billion-dollar-business secret intellectual property for new chemical compounds and processes related to psychedelics such as psilocybin and sponsoring clinical studies surrounding the safety and efficacy of delivery mechanisms, chemically synthesised psychedelic compounds and screening protocols.

The Resulting Issuer’s nutraceutical division has progressed significantly since incorporation by way of the development of custom formulated products centered around non-regulated medicinal mushrooms and adaptogens through various form factors such as capsules, mixable powders, and effervescent tablets, some of which the Resulting Issuer expects to commercialize over the next 12 months.

The Resulting Issuer’s target market is focused on psychedelics and non-psychedelic products. The Resulting Issuer views psychedelic substances derived from mushrooms as boosters for the brain that can potentially rebuild pathways and break negative patterns all while looking at non-psychedelic medical mushroom extracts as the next wave of nutraceuticals that can potentially optimize overall health.7

Over the next 12 Months, the Resulting Issuer also expects to:

•	work with third parties to chemically synthesize API for potential use in clinical trials and for potential sales to institutions requiring API’s for research;

•	retain licensed pharmaceutical research companies including, but not limited to Smart Medicines, to develop intellectual property of which the Resulting Issuer will be the owner;

•

collect and analyze data from the Canadian microdose study conducted by the Canadian Centre for Psychedelic Science (pursuant to the CCPS Agreement, the Resulting Issuer has seven (7) months’ early access to the data from the Canadian microdose study, prior to publishing research and rights, to acquire any intellectual property given to the Canadian Centre for Psychedelic Science by the University of Toronto);

•	commence clinical trials with the UWI regarding the safety and efficacy surrounding the delivery of API through the Sublingual Film;

•	expand intellectual property portfolio through internal development and acquisition strategies;

•	commence M&A strategy to acquire biotech and pharmaceutical technologies with a core focus on novel chemical compounds and psychedelic research;

•	commence M&A strategy to acquire companies with a core focus on consumer mental wellness in North America; and

•

launch a nutraceutical (non-psychedelic) product line currently anticipated to be labelled as Journey or such other labels as the Resulting Issuer may determine (the “Product Line”) via an eCommerce platform to be potentially followed by wholesale and retail distribution.

Serenity Life Business Segment

The Resulting Issuer’s business operations pertaining to psilocybin are conducted through Serenity Life.

Psychedelics

Psychedelics are a class of drug whose primary action is to trigger psychedelic experiences via serotonin receptor agonism, causing thought, visual and auditory changes, and altered state of consciousness.

[7]

Certain statements regarding psilocybin have not been evaluated by the US FDA or other similar regulatory authorities, nor has the efficacy of psilocybin been confirmed by FDA-approved research. There is no assurance that psilocybin can be used to diagnose, treat, cure or prevent any disease or condition and robust scientific research and clinical trials are needed. There are multiple risk factors regarding the ability to successfully commercially scale a chemically synthesized process to obtain psilocybin and other analogues.

Major psychedelic drugs include mescaline, LSD, psilocybin, and DMT. Psilocybin is a naturally occurring psychedelic prodrug compound produced by more than 200 species of mushrooms, collectively known as psilocybin mushrooms. The most potent are members of the genus Psilocybe, such as P. azurescens, P. semilanceata, and P. cyanescens, but psilocybin has also been isolated from about a dozen other genera. As a prodrug, psilocybin is quickly converted by the body to psilocin, which has mind-altering effects.

The pharmacokinetics, pharmacology and human metabolism of psilocybin are well known and well characterized. In conjunction with psychotherapy, psilocybin has been utilized broadly in Phase 2 clinical trials.

Psilocybin found in certain species of mushrooms is a non-habit forming naturally occurring psychedelic compound. Once ingested, psilocybin is rapidly metabolized to psilocin, which then acts on serotonin receptors in the brain. Research is showing positive results for the treatment of depression, anxiety, PTSD, addictions, eating disorders, attention deficit hyperactivity disorder and other indications.8 The Resulting Issuer intends to research and sponsor clinical trials on the efficacy of psilocybin as it relates to the following indications:

•	mental health (depression, PTSD, anxiety and attention deficit hyperactivity disorder);

•	eating disorders (anorexia and bulimia); and

•	addiction (alcohol, drugs and cigarettes).

The Resulting Issuer expects to develop and distribute psychedelic medicines and other products, through research and development of novel chemical compounds and delivery mechanisms and study of such compounds in clinical environments around the world including, but not limited to research and study conducted with the UWI and, its affiliate, the Caribbean Institute for Health Research. The Resulting Issuer’s research and development will be conducted under the supervision of its North American based Chief Medical Officer and clinical research team. The Resulting Issuer plans to grow its pipeline of psychedelic products through its internal research and development, mergers and acquisitions, joint ventures and collaborative development agreements.

Serenity Life Development of Business and Strategic Agreements

In late 2019, management of Cybin commenced research and development on the delivery of psilocybin and other psychedelics through mechanisms such as sublingual film and transdermal patches. Cybin has filed its patent application for such delivery mechanism.

On January 28, 2020, Cybin entered into an agreement with the Canadian Centre for Psychedelic Science (the “CCPS Agreement”) to act as an exclusive advisor to Cybin and to progress certain clinical trials and treatment protocols. Under the CCPS Agreement, the Resulting Issuer will be provided with early access to any data from psychedelic studies and research the Canadian Centre for Psychedelic Science will conduct, including a study to determine the safety and efficacy of psilocybin-based microdosing through a Canadian and European clinical study which could lead to a Resulting Issuer owned and funded clinical trial targeting anxiety, ADHD and overall cognitive flexibility. This study aims to become the first Health Canada approved study to determine the safety and efficacy of microdosing psilocybin.

[8]

Certain statements regarding psilocybin have not been evaluated by the US FDA or other similar regulatory authorities, nor has the efficacy of psilocybin been confirmed by FDA-approved research. There is no assurance that psilocybin can be used to diagnose, treat, cure or prevent any disease or condition and robust scientific research and clinical trials are needed.

On June 24, 2020, Cybin entered into a professional services agreement (the “Smart Medicines Agreement”) with the Smart Medicines GMP Inc. (“Smart Medicines”). Smart Medicines is in the business of, among other things, providing research and development, including research and development of proprietary drug formulations and natural health products. Smart Medicines’ expertise initiated in pharmaceutical products and services and has now extended to cosmetics, nutrition and medicinal herbs. In the field of medicinal herbs, Smart Medicines has built a unique expertise and know-how in non-destructive analysis, extraction, filtration and purification of active compounds. In the field of medicinal herbs, Smart Medicines has built a unique expertise and know-how in non-destructive analysis, extraction, filtration and purification of active compounds. Given the very high cost of pharmaceutically acceptable synthetic API (currently above US$7,000,000 per kg for pure API), Smart Medicines has been engaged to create a drug master file of synthetic API and novel compounds for the Resulting Issuer to allow it to produce such products on a commercial scale and not have to pay the high cost of procuring synthetic API, which acts as a barrier to scale for many companies in the psychedelic space. Pursuant to the Smart Medicines Agreement, the intellectual property developed under the Smart Medicines Agreement will be owned exclusively by the Resulting Issuer.

On July 3, 2020, Cybin entered into a feasibility agreement (the “IntelGenx Agreement”) with IntelGenx Corp. (“IntelGenx”). IntelGenx is a TSX listed drug delivery company that owns patented and trade secret proprietary technology related to film-based drug delivery systems, including orally soluble film strips containing active pharmaceutical ingredients. Pursuant to the IntelGenx Agreement, IntelGenx has the sole and exclusive right to manufacture the Sublingual Film. IntelGenx is equipped with state-of-the-art operating lines offering great flexibility to design customized-film products with volumes ranging from R&D test quantities to millions of commercial film units. Pursuant to the IntelGenx Agreement, the Resulting Issuer has worldwide commercialization rights for the Sublingual Film.

On June 30, 2020, Cybin entered into a supply agreement (the “Supply Agreement”) with an active pharmaceutical ingredient provider in the United States (the “Pharmaceutical Ingredient Provider”). Pursuant to the Supply Agreement, the Pharmaceutical Ingredient Provider has agreed to supply to the Resulting Issuer pharmaceutical 25g API at GMP. The Resulting Issuer will use such API for research and development purposes in connection with: (i) the Resulting Issuer’s clinical trials in Jamaica with the UWI; and (ii) the Sublingual Film development pursuant to the IntelGenx Agreement. Moreover, the API can be shipped to any academic or research facility with a drug establishment license, which is subject to receipt of all necessary approvals. The Pharmaceutical Ingredient Provider also has partnerships with several academic institutions.

On July 16, 2020, Cybin entered into a memorandum of understanding with the UWI, Caribbean Institute for Health Research (an affiliate of the UWI) and the Scientific Research Council of Jamaica (the “West Indies Agreement”). Pursuant to the West Indies Agreement, the Resulting Issuer will engage in the research and development of psychedelic nutraceutical products with the intention to register with the Ministry of Health in Jamaica. The Resulting Issuer also intends to sponsor a clinical research in collaboration with Lonacas Consultants (“Lonacas”) at the UWI for pharmaceutical clinical trials that will consist of a Phase 2 clinical trial with two components: (i) Phase 2a—an open label 5-arm study to investigate pharmacokinetics to determine the safety and efficacy of the Sublingual Film compared to a 25mg API infused oral capsule, where the primary objective is to determine the bioequivalent dose of the API that ought to be administered by way of oral film and oral capsule, and once such appropriate bioequivalent doses are determined; and (ii) Phase 2b—a randomized placebo-controlled study in order to determine the safety and efficacy of the Sublingual Film versus that of a 25mg API infused oral capsule in patients with MDD. The results of such clinical trials are intended to be submitted to the appropriate Jamaican regulatory authorities in order to obtain marketing authorization. Moreover, the clinical trials are to be conducted under Good Clinical Practices, which is the global standard for clinical trials and will be registered on clinicaltrails.gov. The Resulting Issuer intends to file an Investigational New Drug (IND) application with the US FDA under which the clinical trial practices and monitoring protocols are deployed to international standards. Lonacas has also been engaged to ensure that the clinical trials follow certain protocols/standards. The purposes of the Phase 2a bioequivalence study is to establish the safety and efficacy of the Sublingual Film as compared to 25mg API capsules, as such, the Resulting Issuer is hoping to achieve a faster delivery of the API by using the Sublingual Film; thus appealing to patients who have an aversion to swallowing pills. In September 2020, an IRB Institutional Review Board application was filed in Jamaica with the UWI and the Ministry of Health for a IIa bioequivalence study and IIb efficacy study. It is anticipated that the target completion date for the IIa study is end the first half of 2021, which would then be followed by the commencement of the IIb study. Management of Cybin currently expects completion of the IIb study in December 2021. Such clinical trials are expected to allow the Resulting Issuer to use the data collected as a bridging strategy to enter other jurisdictions such as USA, Canada and Europe.

On August 27, 2020, Cybin and Lonacas entered into a master service agreement pursuant to which Lonacas will assist with facilitating the Phase 2 clinical trial at the UWI.

The Resulting Issuer has also retained Stosic and Associates, a leading government relations firm, to work with high level pharmaceutical, institutional and government relations individuals to progress the acceptance of psychedelics in Canada for medical use.

Journey Business Segment

The Resulting Issuer’s business operations pertaining to nutraceutical products is conducted through Natures Journey.

Non-Psychedelics

Medicinal mushroom extracts from species such as Lions Mane, Turkey Tail, Cordyceps, Reishi, Chaga and others offer a multitude of health benefits. Initial research is showing potential indications for immune boosting, mental wellness, detoxification, anti-tumor, antiviral and other benefits.9

Natures Journey Development of Business Strategic Agreements

The Resulting Issuer’s nutraceutical division has progressed significantly since incorporation by way of the development of custom formulated products centered around non-regulated medicinal mushrooms and adaptogens through various form factors such as capsules, mixable powders, and effervescent tablets which the Resulting Issuer expects to begin to commercialize over the next 12 months.

On May 15, 2020, Cybin entered into an agreement with Maypro Industries LLC to acquire exclusive rights for formulations using Active Hexose Correlated Compound which is one of the world’s most researched specialty immune supplements supported by 20 human clinical studies, by over 30 papers published in PubMed-indexed journals and by more than 100 pre-clinical and in vitro studies.10

[9]

Certain statements regarding functional mushrooms have not been evaluated by the US FDA or other similar regulatory authorities, nor has the efficacy of functional mushrooms been confirmed by the US FDA-approved research. There is no assurance that mushrooms can be used to diagnose, treat, cure or prevent any disease or condition and robust scientific research and clinical trials are needed.

[10]	https://www.ahcc.net/

The Resulting Issuer has designed an eCommerce platform, which, as of the date hereof, is fully operational and it anticipates launching its nutraceutical product line via the eCommerce platform to be potentially followed by wholesale and retail distribution. The Resulting Issuer’s nutraceutical product line is expected to launch online with mushroom-derived supplements, followed by other nutritional and dietary supplements and mental wellness products.

The Resulting Issuer plans are to launch a direct to consumer (D2C) business that is anticipated to be marketed through social media platforms such as Facebook and Instagram. The Resulting Issuer intends to use major online retail platforms companies like Amazon, Shopify and expects to eventually leverage wholesale and retail distribution for its products. The Resulting Issuer intends to endeavor to use social influencers to help build its brand story and messaging through various platforms to help spread the message regarding functional mushroom products. Natures Journey anticipated to leverage agencies for social growth strategy and digital assets.

Stage of Development of Principal Products

The Resulting Issuer is a life sciences company that has two divisions: (a) Serenity Life that focuses on the research and development of pharmaceutical and nutraceutical psilocybin products; and (b) Natures Journey that focuses on non-psychedelic medical mushroom nutraceutical products.

As of the date of this Listing Statement, the Resulting Issuer has not begun operations nor generated any revenue from the sale of the Product Line (nutraceuticals) in the period ended June 30, 2020. Like most life sciences and pharmaceutical companies, Serenity Life’s (psychedelic) business is focused on research and development (see chart illustrating principal milestones of the Resulting Issuer) and any future revenue will be dependent on a number of factors, including the outcome of the Resulting Issuer’s sponsored clinical trials and the receipt of all necessary regulatory approvals.

In order to establish its business operations, the Resulting Issuer intends to leverage the extensive professional network of its management to build working partnerships with (i) existing producers of psilocybin and nutraceutical products based in Canada and the United States, to source the psilocybin and nutraceutical products the Resulting Issuer intends to distribute under its specific premium brand, and (ii) to facilitate the distribution and sale of its specific premium brand of psilocybin and nutraceutical products.

The Resulting Issuer’s marketing and brand development and will be driven through a digital marketing strategy composed of digital advertising and influencer marketing.

Principal Products

Psychedelic products: The Resulting Issuer plans on commencing its safety and efficacy clinical study in relation to the delivery of psilocybin by way of the Sublingual Film within 12 months following the Listing Date. See chart illustrating principal milestones of the Resulting Issuer.

The Resulting Issuer has developed custom formulated products that are delivered through multiple form factors such as capsules, powders, effervescent tablets. Competitive differentiators include unique combinations of medicinal mushrooms with adaptogens and proprietary medicinal mushroom ingredients which are backed by vast clinical studies. 11

[11]	https://www.ahcc.net/

The initial target market for the Resulting Issuers products will be North America and will be driven through a digital marketing strategy composed of digital advertising and influencer marketing and through direct salesforce.

Aside from building out its internal brand, the Resulting Issuer is also focused on an M&A strategy to acquire companies with a core focus on nutraceuticals, plant based foods, medicinal mushrooms and mental wellness.

Distribution of Products

The Resulting Issuer expects to distribute the Product Line through an eCommerce platform to be launched in 2021 potentially followed by wholesale and retail distribution.

Operations

Method of Production, Raw Materials and Strategic Partnerships

The Reporting Issuer’s research and development on its psychedelic products is conducted by way of licensed partners including Smart Medicines and IntelGenx. The Reporting Issuer will also sponsor clinical and other studies in conjunction with UWI, the Caribbean Institute for Health Research and the Canadian Centre for Psychedelic Sciences.

The Reporting Issuer uses third party US FDA registered manufacturers for its nutraceutical manufacturing and distribution including Optima Products LLC.

The Reporting Issuer intends to file an IND application with the US FDA in the first half of 2021.

Future Research and Development of Products

The Resulting Issuer’s expects to develop and distribute psychedelic medicines and other products, subject to receipt of all necessary approvals. It expects to do so through research and development of novel chemical compounds and delivery mechanisms and study of such compounds in clinical environments around the world including, but not limited to research and study conducted by the UWI and, its affiliate, the Caribbean Institute for Health Research. The Resulting Issuer’s research and development will be conducted under the supervision of its North American based Chief Medical Officer and clinical research team. The Resulting Issuer plans to grow its pipeline of psychedelic products inspired medicines through its internal research and development internal proprietary discovery program, mergers and acquisitions, joint ventures and collaborative development agreements. For the time being, the Resulting Issuer maintains intellectual property generated by its R&D programs through patent filings and as trade secrets. The Resulting Issuer anticipates that as these programs mature patent applications will be filed and more details about these programs will be disclosed at such time.

Regulatory Environment

In order to develop regulated medicines, the Resulting Issuer’s business must be conducted in strict compliance with the regulations of federal, state, local and regulatory agencies in Canada and the United States, and the equivalent regulatory agencies in the other jurisdictions in which the Resulting Issuer operates, including Jamaica and the United Kingdom. These regulatory authorities regulate, among other things, the research, manufacture, supply, promotion and distribution of drugs in specific jurisdictions under applicable laws and regulations. It is important to note, that unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948, therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.

The regulatory approval process is generally lengthy and expensive, with no guarantee of a positive result. Failure to comply with applicable regulatory authorities or other requirements may result in civil or criminal penalties, recall or seizure of products, injunctive relief including partial or total suspension of production, or withdrawal of a product from the market.

Canada

Psychedelics

In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as psilocybin and other psychedelic substances, whether natural or novel. The provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as the Ontario Health Insurance Plan, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.

Certain psychoactive compounds, such as psilocybin, are considered controlled substances under Schedule III of the CDSA. In order to conduct any scientific research, including pre-clinical and clinical trials, using psychoactive compounds listed as controlled substances under the CDSA, an exemption under Section 56 of the CDSA (“Section 56 Exemption”) is required. This exemption allows the holder to possess and use the controlled substance without being subject to the restrictions set out in the CDSA. The Resulting Issuer has not applied for a Section 56 Exemption from Health Canada.

The possession, sale or distribution of controlled substances is prohibited unless specifically permitted by the government. A party may seek government approval for a Section 56 Exemption to allow for the possession, transport or production of a controlled substance for medical or scientific purposes. Products that contain a controlled substance such as psilocybin cannot be made, transported or sold without proper authorization from the government. A party can apply for Dealer’s License under the Food and Drug Regulations (Part J). In order to qualify as a licensed dealer, a party must meet all regulatory requirements mandated by the regulations including having compliant facilities, compliant materials and staff that meet the qualifications under the regulations of a senior person in charge and a qualified person in charge. Assuming compliance with all relevant laws (Controlled Drugs and Substances Act, Food and Drugs Regulations) and subject to any restrictions placed on the license by Health Canada, an entity with a Dealer’s License may produce, assemble, sell, provide, transport, send, deliver, import or export a restricted drug (as listed in Part J in the Food and Drugs Regulations – which includes psilocybin and psilocin) (see s. J.01.009 (1) of the Food and Drug Regulations).

The Resulting Issuer intends to sponsor and work with licensed third parties to conduct any clinical trials and research, and does not handle controlled substances. If the Resulting Issuer were to conduct this work without the reliance on third parties it would need to obtain additional licenses and approvals described above.

The process required before a prescription drug product candidate may be marketed in Canada generally involves the following:

Chemical and Biological Research - Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

Pre-Clinical Development – Animals are given the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

Clinical Trials — Phase 1—The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

Clinical Trials — Phase 2—Phase 2 trials are carried out on people with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objective of the trials is to continue to gather information on the safety of the drug and begin to determine its effectiveness.

Clinical Trials — Phase 3—If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

New Drug Submission—If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

Non-Psychedelics

Natural health products (“NHPs”), prescription drugs, and non-prescription drugs are all classified and regulated under the federal Food and Drugs Act (Canada) (the “Canadian FDA”).

The product safety, quality, manufacturing, packaging, labeling, storage, importation, advertising, distribution, sale and clinical trials of NHPs, drugs, cosmetics and foods are subject to regulation primarily under the Canadian FDA and associated regulations, including the Food and Drug Regulations, Cosmetic Regulations and the Natural Health Products Regulations, and related Health Canada guidance documents and policies (collectively, the “Canadian Regulations”). In addition, drugs and NHPs are regulated under the federal Controlled Drugs and Substances Act if the product is considered a “controlled substance” or a “precursor,” as defined in that statute or in related regulatory provisions.

Health Canada is primarily responsible for administering the Canadian FDA and the Canadian Regulations.

The Canadian FDA and Canadian Regulations also set out requirements for establishment and site licenses, market authorization for drugs and NHP licenses. Each NHP must have a product license or a Homeopathic Medicine Number (“DIN-HM”) issued by Health Canada before it can be sold in Canada. Health Canada assigns a natural health product number (“NPN”) to each NHP once Health Canada issues the license for that NHP. The Canadian Regulations require that all drugs and NHPs be manufactured, packaged, labeled, imported, distributed and stored under Canadian Good Manufacturing Practices (“GMP”) or the equivalent thereto, and that all premises used for manufacturing, packaging, labeling and importing drugs and NHPs have a site license (NHPs) or establishment license (drugs), which requires GMP compliance. The Canadian Regulations also set out requirements for labeling, packaging, clinical trials and adverse reaction reporting.

The Canadian FDA and Canadian Regulations, among other things, govern the manufacture, formulation, packaging, labeling, advertising and sale of NHPs and drugs, and regulate what may be represented on labels and in promotional materials regarding the claimed properties of products. The Canadian Regulations also require NHPs and drugs sold in Canada to affix a label showing specified information, such as the proper and common name of the medicinal and non- medicinal ingredients and their source, the name and address of the manufacturer/product license holder, its lot number, adequate directions for use, a quantitative list of its medical ingredients and its expiration date. In addition, the Canadian Regulations require labeling to bear evidence of the marketing authorization as evidenced by the designation drug identification number, DIN-HM or NPN, followed by an eight-digit number assigned to the product and issued by Health Canada.

The Resulting Issuer’s expected products will be considered “food” and, as such, will be principally regulated under the Canadian FDA and the Canadian Regulations. The Resulting Issuer must ensure that the labelling, marketing and selling of any of its products comply with the Canadian FDA, including by ensuring that the Resulting Issuer’s products are not packaged or marketed in a manner that is misleading or deceptive to a consumer.

United States

The US FDA and other federal, state, local and foreign regulatory agencies impose substantial requirements upon the clinical development, approval, labeling, manufacture, marketing and distribution of drug products. These agencies regulate, among other things, research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of any product candidates or commercial products. The regulatory approval process is generally lengthy and expensive, with no guarantee of a positive result. Moreover, failure to comply with applicable US FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, injunctive relief including partial or total suspension of production, or withdrawal of a product from the market. The Reporting Issuer intends to file an IND application with the US FDA in the first half of 2021.

Various regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in the United States under the Federal Food, Drug, and Cosmetic Act (“FFDCA”) and other statutes and implementing regulations. The process required by the US FDA before prescription drug product candidates may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the US FDA’s Good Laboratory and/or Manufacturing Practice regulations;

•	submission to the US FDA of an investigational new drug application (“IND”), which must become effective before human clinical trials may begin;

•	approval by an institutional review board or independent ethics committee at each clinical trial site before each trial may be initiated;

•

for some products, performance of adequate and well-controlled human clinical trials in accordance with the US FDA’s regulations, including Good Clinical Practices, to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the US FDA of a New Drug Application (“NDA”); and

•	US FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and the Resulting Issuer cannot be certain that any approvals for its product candidates will be granted on a timely basis, if at all.

Nonclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals and other animal studies. The results of nonclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the US FDA. Some nonclinical testing may continue even after an IND is submitted. The IND also includes one or more protocols for the initial clinical trial or trials and an investigator’s brochure. An IND automatically becomes effective 30 days after receipt by the US FDA, unless the US FDA, within the 30-day time period, raises concerns or questions relating to the proposed clinical trials as outlined in the IND and places the clinical trial on a clinical hold. In such cases, the IND sponsor and the US FDA must resolve any outstanding concerns or questions before any clinical trials can begin. Clinical trial holds also may be imposed at any time before or during studies due to safety concerns or non-compliance with regulatory requirements.

An independent institutional review board (“IRB”), at each of the clinical centers proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the consent form signed by the trial participants and must monitor the study until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries.

The US FDA offers a number of regulatory mechanisms that provide expedited or accelerated approval procedures for selected drugs and indications which are designed to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These include programs such as Breakthrough Therapy designations, Fast Track designations, Priority Review and Accelerated Approval, which the Resulting Issuer may need to rely upon in order to receive timely approval or to be competitive.

The Resulting Issuer may plan to seek orphan drug designation for certain indications qualified for such designation. The U.S., E.U. and other jurisdictions may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which, in the U.S., is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales of the product. In the E.U., orphan drug designation can be granted if: the disease is life threatening or chronically debilitating and affects no more than 50 in 100,000 persons in the E.U.; without incentive it is unlikely that the drug would generate sufficient return to justify the necessary investment; and no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition. Orphan drug designation must be requested before submitting an NDA. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years in the U.S. and 10 years in the E.U. Orphan drug designation does not prevent competitors from developing or marketing different drugs for the same indication or the same drug for different indications. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the development, review and approval process. However, this designation provides an exemption from marketing and authorization (NDA) fees.

Drugs manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, and complying with promotion and advertising requirements. The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including Phase IV clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including current Good Manufacturing Practices, which impose certain procedural and documentation requirements. Failure to comply with statutory and regulatory requirements may subject a manufacturer to legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual prescription drug product program user fee.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a risk evaluation and mitigation strategy.

Psilocybin is strictly controlled under the federal Controlled Substances Act, 21 U.S.C. §801, et. seq. (“CSA”). Psilocybin is a Schedule 1 drug under the CSA, which means that it currently has no currently accepted medical use in the United States, a lack of accepted safety for use under medical supervision, and a high potential for abuse. Anyone wishing to conduct research on substances listed in Schedule 1 under the CSA must register with the U.S. Drug Enforcement Administration (“DEA”), and obtain DEA approval of the research proposal.

Jamaica

The mushroom plant does not fall within the definition of a dangerous drug under the Dangerous Drugs Act (the “DDA”) in Jamaica.

The Resulting Issuer’s future business activities in Jamaica involve the import of psychedelic and pharmaceutical based medicines (derived from mushrooms) for the purposes of conducting research and development as well as testing on human subjects i.e. clinical trials in Jamaica. It is intended that the clinical trials will be conducted by the UWI and the Resulting Issuer will act as a sponsor (the “Clinical Trials”). In relation to conducting the Clinical Trials, the following regulatory provision/procedures would be applicable.

The process of conducting clinical trials in Jamaica is governed by the Ministry of Health, Jamaica Guidelines for the Conduct of Research on Human Subjects (the “Guidelines”). The Resulting Issuer and the UWI would be required to ensure that the clinical trials are being conducted in accordance with these Guidelines. The Guidelines provide that prior to conducting research on human subjects, all researchers (i.e. academics, scientists, students, and investigators) are required to prepare a research protocol/proposal.

Research protocols should be submitted to the Medical Officer of Health in the parish where the proposed research is to be conducted, for evaluation of the ethical and scientific merits. Where the site of the proposed research includes a hospital, the Senior Medical Officer of the facility should also receive a copy of the research protocol, and his/her approval to conduct the study should be obtained.

The Guidelines provide that no researcher may involve human beings as subjects in research unless he/she has obtained the legal and ethical informed consent of the subject(s), or the subject’s legally authorized representative. The researcher should provide the participant or the participant’s legally authorized representative ample time and opportunity to inquire about details of the research and to decide whether or not to participate in the research.

The Guidelines stipulate that none of the oral or written information concerning the research, including the informed consent form, should contain any language that causes the participant or his/her legally authorized representative to waive or to appear to waive any legal rights, or that releases or appears to release the researcher, the institution, the sponsor, or their agents from liability for negligence.

The Resulting Issuer’s future business activities in Jamaica may also involve the importation and/or distribution of psychedelic and pharmaceutical based medicines (derived from mushrooms) in Jamaica. In relation to conducting such activities, the following regulatory provision/procedures would be applicable.

The regulation of the sale, manufacturing, importation and distribution of drugs in Jamaica is largely governed by the Food & Drugs Act (the “Jamaica FDA”) and the Food and Drugs Regulations, 1975 (the “Regulations”). Section 4 of the Jamaica FDA prohibits the importation of any drug into Jamaica unless it conforms to the law of the country in which it was manufactured or produced and is accompanied by a certificate declaring that the drug does not contravene any known laws of that country and that its sale therein for consumption or use by or for man or animal, as the case may be, would not constitute a violation of the laws of that country.

Regulation 40 stipulates that, a person shall not sell, manufacture, import or distribute a drug unless that drug has been registered with the Ministry of Health Jamaica (the “MOH”). The Regulations further state that a permit must be obtained from the MOH for the sale, manufacturing, importation and distribution of drugs into Jamaica.

A “drug” is defined under the Jamaica FDA as “any substance or mixture of substances manufactured, sold or represented for use in:

a)	the diagnosis, treatment, mitigation or prevention of a disease, disorder, abnormal physical state or the symptoms thereof in man or animal;
b)	restoring, correcting or modifying organic functions in man or animal; or
c)	disinfection in premises in which food is manufactured, prepared, preserved, packaged or stored for sale or sold or for the control of vermin or insects in such premises.”

Additionally, Regulation 65 states that a person shall not import, sell, advertise for sale, or manufacture a new drug in Jamaica unless that person has obtained a license from the MOH. The term “new drug” is defined under the Regulations as:

a)

a drug that contains or consists of a substance, whether as an active or inactive ingredient, carrier, coating, recipient, or other component, that has not been imported into the Island for use as a drug for a sufficient time and in sufficient quantities prior to the 4th of August, 1975 to establish its efficacy and safety, or is a new drug in the country in which it was manufactured;

b)

a combination of two or more drugs, with or without other ingredients which have not been imported into the island prior to the 4th of August,1975, in that combination or in the proportion in which those drugs are combined;

c)

a drug in relation to which the manufacturer prescribes, recommends, proposes or claims a use as a drug, or a condition of use as a drug, including dosage, demonstration or duration of action, and which has not been imported into the Island prior to the 4th of August. 1975, for that use or condition of use; or

d)	any other drug which the MOH may prescribe.

The psychedelic, pharmaceutical and nutraceutical based medicines anticipated to be offered by the Resulting Issuer would be used specifically in the treatment, mitigation or prevention of a disease, disorder, abnormal physical state or the symptoms thereof such as depression, anxiety, PTSD, addictions, eating disorders or ADHD. As such, the medicines would fall within the definition of a drug under the Jamaica FDA. If the Resulting Issuer intends to sell, import, manufacture or distribute such medicines, it would be required to:

a)	register such medicines with the MOH;
b)	obtain the relevant licence and/or permit from the MOH; and
c)	ensure that the medicines are accompanied by the relevant certificate (as discussed above) upon importation,

in order to be compliant with the Jamaica FDA and the Regulations.

The Resulting Issuer would also be required to comply with the labelling requirements under the Jamaica FDA and the Regulations. Section 9 of the Jamaica FDA states that a drug “shall not be labeled, packaged, treated, sold or advertised in a manner that is false, misleading or deceptive or is likely to create an erroneous impression regarding its character, value, quantity, composition, merit or safety.”

United Kingdom

In the UK, there are two main “layers” of regulation with which products containing controlled substances must comply. These are i) controlled drugs legislation, which applies to all products irrespective of the type of product, and ii) the regulatory framework applicable to a specific category of products, in this case, pharmaceuticals and food/food supplements.

The main UK controlled drugs legislation is the Misuse of Drugs Act 1971 “MDA”) and the Misuse of Drugs Regulations 2001 (“MDR”), each as amended. The MDA sets out the penalties for unlawful production, possession and supply of controlled drugs based on three classes of risk (A, B and C). The MDR sets out the permitted uses of controlled drugs based on which Schedule (1 to 5) they fall within.

Psilocybin and Psilocin

The API supplied by the Pharmaceutical Ingredient Provider contains “psilocybin or psilocin or a combination thereof”.

In the United Kingdom, “Fungus (of any kind) which contains psilocin or an ester of psilocin” is controlled as a Class A drug under the MDA and Schedule 1 drug under the MDR. As psilocybin is a phosphate ester of psilocin, even if it were isolated from psilocin, it would still fulfil this definition.

In the United Kingdom, Class A drugs are deemed to be the most dangerous, and so carry the harshest punishments for unlawful manufacture, production, possession and supply. Schedule 1 drugs can only be lawfully manufactured, produced, possessed and supplied under a Home Office licence. Whilst exemptions do exist, none are applicable to the API.

Licensing Requirements

As referred to in section 4.1 ‘Foreign Operations’ above, the Resulting Issuer obtains API from the Pharmaceutical Ingredient Provider who is based in the United States. The API itself is expected to be manufactured and packaged in US FDA registered facilities in the United Kingdom. The API is expected to be sent directly to the Resulting Issuer’s partners for research and development purposes in the United States, Canada and Jamaica.

Although the facilities in the UK are currently US FDA registered this would not be sufficient to ensure valid marketing activities at this site. As mentioned above, in order to produce, possess and supply the API, the UK-based facility must also hold a domestic licence issued by the Home Office covering manufacture, production, possession and supply of a controlled substance, as well as an export licence for each API shipment. The export application must include details of the importer and any import licence required by the local authorities in the United States.

All premises that are licensed in connection with the possession, supply, manufacture and/or production of controlled drugs are required to adhere to detailed security standards.12

[12]

Home Office guidance; Security guidance for all existing or prospective Home Office Controlled Drug Licensees and/or Precursor Chemical Licensees or Registrants; 2020; https://assets.publishing.service.gov.uk/government/uploads/system/uploads/attachment_data/file/857591/Security_Guidance_for_all_Businesses_and_Other_Organisations_v1.4_Jan_2020.pdf

Typically, when controlled drugs are being transported between licensees, responsibility for their security remains with the owner and does not transfer to either the courier or the customer until the drugs arrive at their destination and are signed for. However, where a third party is involved in the transit and/or storage of controlled drugs, even if they are not the legal owners, this party also carries responsibility for their security by virtue of being ‘in possession’ of them. Under the Home Office guidance, each organisation involved in the movement of controlled drugs should have a standard operating procedure covering their responsibilities, record keeping, reconciliation and reporting of thefts/losses.13

Pharmaceutical Products

Products are regulated as “medicinal products” under UK legislation (the Human Medicines Regulations 2012, which implements EU medicines legislation) if (i) they are presented as a substance or combination of substances having properties for treating or preventing disease in human beings having a medicinal effect (e.g. in marketing claims) or (ii) have a medicinal effect (i.e. even if no claims are made about the product).

A product has a “medicinal effect” if it has a pharmacological, immunological or metabolic effect on the body that restores, corrects or modifies a physiological function. Whether this is the case for a specific product will depend on factors such as the concentration of the psilocybin/psilocin and the mode of action of any psilocybin/psilocin absorbed in the body.

If a product is a medicinal product, a marketing authorisation for the product is required before the product can be placed on the market in the UK. The process for obtaining a marketing authorisation involves submitting pre-clinical and clinical data as well as quality and manufacturing information in the form of a common technical document. In addition to a marketing authorisation for the product itself, companies carrying out activities involving medicinal products, such as manufacturing, distribution and wholesaling, need to meet defined standards (GMP) and/or Good Distribution Practice (“GDP”) and to hold a related licence from the MHRA.

As mentioned above, once the API has been made in the UK, it is expected to be sent directly to the Resulting Issuer’s partners for research and development purposes in the Unites States, Canada or Jamaica. How the API is subsequently processed will determine the licences that the UK-based facility must hold. In particular:

•

If the API is just one ‘ingredient’ of the investigational medicinal product (“IMP”) which is used in the clinical trial then the UK-based facility must register with the UK Medicines and Healthcare products Regulatory Agency (“MHRA”), provide the MHRA with 60 days’ notice of the intended start of manufacture/distribution, and comply with GMP and GDP for active substances.

•

Conversely, if the API will itself constitute the IMP, the manufacturer must hold a Manufacturer’s Authorisations for IMPs licence (“MIA(IMP”)). In this scenario, an MIA(IMP) would be required regardless of whether the IMP is for use in the UK, another EEA Member State or a third country (such as the United States, Canada or Jamaica).

Some products fall on the borderline between medicines and another category such as medical devices, cosmetics or food supplements. The regulatory status of the product will be determined by i) the actual

[13]

Home Office guidance; Guidelines for Standard Operating Procedures (SOPs); https://assets.publishing.service.gov.uk/government/uploads/system/uploads/attachment_data/file/480572/StandardOpProcedure.pdf effect of the product on the body and ii) any claims made about the effect of the product. Where a product is potentially both a medicinal product and another category of product, the legal position in the UK and EU is that it will be regulated as a medicinal product.

Food/Food Supplements

•	Functional foods and nutraceuticals must comply with general UK food laws.

•

Ordinarily, food and food ingredients do not need to be pre-authorised before they can be placed on the market. However, “novel foods”, which are foods that have not been consumed to a significant degree by humans in the EU before 15 May 1997 do require pre-authorisation under the EU Novel Foods Regulation (EU) 2015/2283. Whilst psychedelic mushrooms may have been consumed in the past, the same cannot be said for isolated psilocybin or psilocin. For this reason, it is likely that any food item containing isolated psilocybin and/or psilocin that is not considered to be a medicinal product would fulfil the definition of a ‘novel food’.

•

To place a novel food on the market in the EU, it must be authorised in advance. Under the updated EU Novel Foods Regulation, novel foods authorisations are now generic and not applicant-specific as they were under the previous novel foods legislation. So, in principle, once authorised, anyone can place the authorised novel food on the EU market provided that it complies with the terms of the authorisation which include conditions of use, specifications and labelling requirements.

•

Since novel food applications are a material investment, companies are using two routes to try to protect their assets: drafting the application narrowly and as specific as possible to their own product, making it more challenging for other companies to produce an ingredient that meets the conditions of the authorisation; and if the application relies on newly developed scientific evidence which is designated by the applicant as proprietary in the application, and accepted as such in the application process, that proprietary evidence will be protected by a 5-year period of exclusivity for the applicant for that novel ingredient.

•

In broad terms, the information required in the application dossier includes: a description of the production process; the detailed composition of the novel food; scientific evidence demonstrating that the novel food does not pose a safety risk to human health; and the proposed conditions of intended use and labelling requirements. The responsibility to obtain a novel foods authorisation would be that of the person who intended to commercialise the product, and not the manufacturer of the psilocybin/psilocin itself.

•

In addition to novel foods legislation, the person who intends to commercialise the product in the UK/EU would also have to comply with the full body of food legislation, which includes food labelling and food hygiene requirements.

Production and Raw Materials

At the early stages of its business, the Resulting Issuer expects to source the raw materials to establish its operations through third party suppliers located in Canada, the United States and the United Kingdom, which raw materials are expected to be, in general, readily available and in adequate supply. The price of fungi has traditionally been stable as resellers contract fixed prices with farmers prior to the cultivation season. Demand for fungi has traditionally matched supply resulting in a stable price. However, the growing popularity of fungi could cause a shortage in fungi supply and cause the price to significantly increase.

Foreign Operations

The Resulting Issuer’s management is located in Canada led by others in local jurisdictions. The Resulting Issuer psilocybin raw materials are expected to be sourced from a supplier in the United States, and are expected to be manufactured and packaged in US FDA registered facilities in the United Kingdom. Such raw materials are expected to be sent directly to the Resulting Issuer’s partners (e.g. IntelGenx and the UWI/Caribbean Institute for Health Research) for research and development purposes pursuant to its corresponding agreements, subject to receipt of all necessary approvals.

The Resulting Issuer further anticipates to sponsor research and development and engage in clinical trials in Jamaica with the UWI.

The Resulting Issuer conducts its international operations to conform to local variations, economic realities, market customs, consumer habits and regulatory environments. The Resulting Issuer will modify its products (including labeling of such products) and its distribution and marketing programs in response to local and foreign legal requirements and customer preferences.

The Resulting Issuer’s international operations are subject to many of the same risks our domestic operations face. These include competition and the strength of the relevant economy. In addition, international operations are subject to certain risks inherent in conducting business abroad, including foreign regulatory restrictions, fluctuations in monetary exchange rates, import-export controls and the economic and political policies of foreign governments. Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of its products. Compliance with such foreign governmental regulations is generally the responsibility of the Resulting Issuer’s distributors in those countries. These distributors are independent contractors whom the Resulting Issuer does not control. The importance of these risks increases as the Resulting Issuer’s international operations grow and expand (see Section 17 “Risk Factors”).

Market for Products

Market Segment, Market Acceptance and Geographic Areas

Psychedelic pharmaceutical products:

The initial psychedelic product of the Resulting Issuer is expected to be the Sublingual Film for oral delivery provided that the clinical trials are successful and all necessary approvals are obtained. The Resulting Issuer’s market for the Sublingual Film is expected to be in jurisdictions where such product is lawful.

Nutraceuticals products:

North America consumer demand for mushroom-based products has seen steady growth over the past decade as consumers have become more aware of their nutritional profile. As consumers increasingly look to incorporate “functional foods” in their diets, the medicinal mushroom extract market is poised to grow by 6.3% annually. In addition, Food Navigator found that year-on-year sales for food products incorporating exotic mushrooms rose have risen between 200-800%, depending on the variety.14

[14]	https://www.foodnavigator-usa.com/Article/2017/12/15/Adaptogens-are-here-to-stay-but-marketing-them-effectively-will-require-creativity-and-innovation-say-experts)

North American eating trends reflect a changing pattern towards health foods. These changes show increased consumer awareness towards organic foods and foods that offer disease prevention, as well as nutrition and general health. Accordingly, the Resulting Issuer believes increased demand for mushroom based products will assist it in completing its business objectives over the next twelve months. The Resulting Issuer’s intentions are to not only use mushrooms but to use adaptogenic herbs that fall into a broader nutraceutical market globally targeted $722 Billion by 2027.15

Marketing Plan and Strategies

The Resulting Issuer’s marketing strategy will be initially driven through a digital marketing strategy composed of digital advertising and influencer marketing. The Resulting Issuer expects to also retain a sales force to complement its digital strategy by targeting wholesale and retail distribution.

Specialized Skills and Knowledge

The Resulting Issuer’s directors and officers possess a wide range of professional skills and experience relevant to pursuing and executing on the Resulting Issuer’s business strategy. Drawing on significant experience in various industries and sectors, the Resulting Issuer believes its management has a demonstrated track record of bringing together all of the key components for a successful psilocybin and nutraceutical company, such as strong technical skills, expertise in planning and financial controls, ability to execute on business development opportunities, and capital markets expertise. The operational skills of the Resulting Issuer’s management includes valuable knowledge and ability to analyze demographics and consumer purchasing habits, and tailor product brands and consumer retail experiences based on relevant demographic data.

By leveraging the strengths and experiences of its management team (i.e. individuals who possess a wealth of combined knowledge and experience necessary for the research and development, sales, marketing, and distribution of psilocybin and nutraceutical products) the Resulting Issuer intends to, over time, establish itself as a leader in the psilocybin and nutraceutical industry. The Resulting Issuer will continue to build out its team with specialists on an “as-needed” basis.

Cyclical or Seasonality of Business

The Resulting Issuer’s business is not expected to be cyclical or seasonal.

Employees

At the current stage of development, the Resulting Issuer is focused on maintaining a lean corporate structure, utilizing sales agents for client acquisition when possible, and independent contractors and consultants, on an “as needed” basis. The Resulting Issuer has a few full-time staff and expects to scale its employee numbers as it develops its business over the next 12 months.

Intellectual Property

Cybin has filed two Provisional Patent Application: (i) “PARENTERAL COMPOSITIONS COMPRISING PSYCHEDELIC AGENTS AND RELATED METHODS”, this application covers parenteral compositions

[15]

https://www.grandviewresearch.com/press-release/global-nutraceuticals market#:~:text=Nutraceutical%20Market%20Size%20Worth%20%24722.49%20Billion%20By%202027%20%7C%20CAGR%3A%208.3%25&text=The%20global%20nutraceutical%20market%20size,by%20Grand%20View%20Research%2C%20Inc.

comprising psychedelic agents and related methods; and (ii) DISSOLVABLE ORAL DOSAGE FORMS AND RELATED METHODS, this application covers medicinal mushrooms, adaptogens, effervescent tablets, etc.

Cybin has also made five trademark filings, including Journey™, Mushroom & Friends™, It’s not magic. It’s mushrooms™ and Psilotonin™.

The Resulting Issuer’s mission to discover, develop and deploy psychedelic inspired medicines to alleviate suffering and improve health encompasses the research and development of new and improved psychedelic inspired medicines ranging from proprietary psychedelic compounds (such as the API) to specific formulations thereof and uses for such compounds and formulations. As the Resulting Issuer generates new data it will continue to expand patent coverage throughout the development program.

Competitive Conditions

The industry within which the Resulting Issuer intends to operate will become intensely competitive in all its phases, and the Resulting Issuer will face intense competition from other companies, some of which can be expected to have more financial resources and retail, formulation, research, processing, and marketing experience than the Resulting Issuer. There can be no assurance that potential competitors of the Resulting Issuer, which may have greater financial, formulation, research, production, sales and marketing experience, and personnel and resources than the Resulting Issuer, are not currently developing, or will not in the future develop, products and strategies that are equally or more effective and/or economical as any products or strategies developed by the Resulting Issuer or which would otherwise render the Resulting Issuer’s business, products and strategies, as applicable, ineffective, or obsolete. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Resulting Issuer.

Negative Operating Cash Flow

Since inception, the Resulting Issuer has had negative operating cash flow and incurred losses. The Resulting Issuer’s negative operating cash flow and losses may continue for the foreseeable future. The Resulting Issuer cannot predict when it will reach positive operating cash flow, if ever. Due to the expected continuation of negative operating cash flow, the Resulting Issuer will be reliant on future financings in order to meet its cash needs. There is no assurance that such future financings will be available on acceptable terms or at all. See Section 17 “Risk Factors”.

Principal Milestones

For the immediate future, the Resulting Issuer’s business is expected to be focused on the psychedelic and nutraceutical industry, and its psilocybin and nutraceutical products are expected to be accessible only to end-users within North America. Until such time as market and regulatory conditions present a legal and viable business opportunity for the expansion of the Resulting Issuer’s business, the Resulting Issuer intends to focus on developing, branding, producing and distributing its premium brand of psilocybin and nutraceutical products in North America.

The principal milestones, including but not limited to research and development, expected to occur in order to meet the stated business objectives are as follows:

Milestone(1)(2)	Target Timeframe for Completion(3)	Estimated Cost
Chemically develop and synthesize psilocybin API(3)(4)	Q2 2021	$432,000
Commence microdose study with the Canadian Centre for Psychedelic Science	Q4 2021	$50,000
Commence safety and efficacy clinical study with the UWI for delivery of psilocybin via the Sublingual Film	Q1 2021	$750,000
Phase 2a and 2b MDD study completed with data(5)	2a – Q1 2021 2b - Q4 2021	$1,600,000	(6)
Launch Product Line (marketing budget)	Q2 2021	$2,500,000
Development of psilocybin Sublingual Film	Q2 2021	$237,600
Initiate Microdose safety and efficacy study(8)	Q4 2021	$50,000
TOTAL		$5,619,600

Notes:

(1)	There may be circumstances where for sound business reasons the Resulting Issuer reallocates the funds or determines to not proceed with a milestone.

(2)	Subject to receipt of all necessary approvals, including the academic and scientific organizations with which Cybin is working.

(3)	Based on a calendar year-end.

(4)

There are multiple risk factors regarding the ability to successfully commercially scale a chemically synthesized process to obtain psilocybin and other analogues. Expected to provide psilocybin API for further studies, commercial oral film manufacturing and potential sales to research institutes.

(5)

Subject to receipt of all necessary regulatory approvals in Jamaica or other jurisdictions. IRB application filed in Jamaica in September 2020 with the UWI and the Ministry of Health for a IIa bioequivalence study and IIb efficacy study.

(6)

Assuming 40 patients participate in the Phase 2a trial and 120 patients participate in the Phase 2b trial. Such anticipated costs do not include fees associated with the following, which could increase the amounts quoted: legal; statistical analysis; data management; drug/product development; and salaries and wages associated with the hiring of a regulatory expert as well as a medical director. In addition, anticipated costs may be impacted by a number of factors, including but not limited to (i) delays due to the impact of COVID-19; (ii) import/export delays or restrictions; (iii) successful completion of Phase 2a so that the Resulting Issuer may proceed with Phase 2b; and (iv) obtaining required permits and applicable regulatory approvals.

(7)	Subject to receipt of all necessary regulatory approvals in Jamaica, US and/or Canada, as applicable.

(8)	Subject to receipt of all necessary regulatory approvals in Canada. Study will be performed by the Canadian Centre For Psychedelic Science.

Other than as described in this Listing Statement, to the knowledge of the Resulting Issuer, there are no other particular significant events or milestones that must occur for the Resulting Issuer’s initial business objectives to be accomplished. However, and in particular given the uncertainty of the immediate and eventual impact of COVID-19 on the Resulting Issuer’s proposed business plans and the operations of its industry partners, there can be no guarantee that the Resulting Issuer will meet its business objectives or milestones described above within the specific time periods, within the estimated costs or at all.

In addition, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary, including due to demands for shifting focus or investment in marketing and business development activities, requirements for accelerating, increasing, reducing, or eliminating initiatives in response to changes in market, regulations and/or developments in research and design, unexpected setbacks, and strategic opportunities, such as partnerships, strategic partners, joint ventures, mergers, acquisitions, and other opportunities. The Resulting Issuer has no other sources of funds and may require additional funds in order to fulfill all of the Resulting Issuer’s expenditure requirements and to meet its objectives, in which case the Resulting Issuer expects to either issue additional securities or incur indebtedness. There is no assurance that additional funding required by the Resulting Issuer will be available if required.

Available Funds and Principal Purposes

Funds Available

The following tables set out information respecting the Resulting Issuer’s sources of funds and intended uses of such funds over the next 12 months. The amounts shown in the tables are estimates only and are based upon the information available to the Resulting Issuer as of the date hereof. The intended uses of such funds and/or the Resulting Issuer’s development capital needs may vary based upon a number of factors. See Section 17 “Risk Factors – Risks Relating to the Business to be Carried on by the Reporting Issuer”.

Sources of Funds
Estimated working capital of the Resulting Issuer as of July 31, 2020(1)	$(2,388,903)
Net proceeds of Cybin Non-Brokered Offerings(2)	$9,165,732
Net proceeds of Concurrent Offering(3)	$42,890,178
Total	$49,667,007

Notes:

(1)	Based on the estimated pro forma working capital as of July 31, 2020 of the Resulting Issuer, less cash.

(2)	From October 22, 2019 to June 17, 2020, Cybin completed private placement offerings for aggregate gross proceeds of $9,691,526.56.

(3)	On October 19, 2020, Cybin completed a private placement offering for aggregate gross proceeds of $45,000,000.

Principal Purposes of Funds

The following tables set out the principal purposes, using approximate amounts, for which the Resulting Issuer currently intends to use its available funds over the next 12 months. See “Business Objectives and Milestones”.

Uses of Funds
Chemically synthesize API and develop for commercial sale	$432,000
Microdose study with the Canadian Centre for Psychedelic Science	$50,000
Commence safety and efficacy clinical study with the UWI for delivery of psilocybin via the Sublingual Film	$750,000
Phase 2a and 2b MDD study completed with data	$1,600,000
Launch Product Line (marketing budget)	$2,500,000
Development of psilocybin Sublingual Film	$237,600
Supply Agreement to supply pharmaceutical API	$350,000
Transaction expenses (legal fees, audit fees, NEO listing fees and other expenses)	$575,381
General and administrative expenses(1)	$4,800,000
Unallocated working capital	$38,372,026
Total	$49,667,007

Note:

(1)

12-month forecasted general and administrative expenses are based on the historical general and administrative expenses of the Resulting Issuer based on current operations and accounting for certain synergies from combining office overhead expenses and the elimination of historical non-ordinary course expenses.

There may be circumstances where, for sound business reasons, the Resulting Issuer reallocates the funds. The Resulting Issuer may require additional funds in order to fulfill all of the Resulting Issuer’s expenditure requirements and to meet its objectives, in which case the Resulting Issuer expects to either issue additional securities or incur indebtedness. There is no assurance that additional funding required by the Resulting Issuer will be available if required. See Section 17 “Risk Factors—Risks Relating to the Business to be Carried on by the Resulting Issuer – Dilution” in this Listing Statement.

4.1(5) Lending and Investment Policies and Restrictions

This Section is not applicable to the Resulting Issuer.

4.2 Companies with Mineral Projects

Prior to the Clarmin Disposition, Clarmin was engaged in the acquisition, exploration and development of properties in New Brunswick and British Columbia, Canada. As a condition to the completion of the Amalgamation, Clarmin completed the disposition of all of its mining assets and related liabilities.

5. SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Consolidated Financial Information—Annual Information

The following table summarizes selected pro-forma financial information for the Resulting Issuer (as at July 31, 2020), after giving effect to the Amalgamation as if it had been completed on that date, and should be read in conjunction with the unaudited pro forma financial statements of the Resulting Issuer. See Schedule E – Pro Forma Financial Statements of the Resulting Issuer.

Selected Financial Information	Resulting Issuer Pro Forma Consolidation (unaudited) ($)
Current Assets	51,654,110
Total Assets	51,722,250
Current Liabilities	2,281,497
Total Liabilities	2,281,497
Total expenses	7,473,445
Net Income/(loss)	(7,273,786)

Clarmin’s Annual Information

The following table sets out certain selected financial information for Clarmin in summary form for the years ended July 31, 2020, 2019 and 2018. Such information is derived from the audited financial statements of Clarmin and should be read in conjunction with such financial statements. See Schedule A—Financial Statements of Clarmin Explorations Inc.

Selected Financial Information	As at and for the year ended July 31, 2020 (audited) ($)	As at and for the year ended July 31, 2019 (audited) ($)	As at and for the year ended July 31, 2018 (audited) ($)
Current Assets	235,862	318,379	436,181
Total Assets	235,862	408,379	456,181
Current Liabilities	30,327	13,653	15,931
Total Liabilities	30,327	13,653	15,931
Shareholders’ Equity (Deficit)	205,535	394,726	440,250
Total Liabilities and Equity	235,862	408,379	456,181
Total expenses	107,628	80,524	173,632
Net Income/(loss)	(189,191)	(100,524)	(221,011)

Cybin’s Annual Information

The following table sets out certain selected financial information of Cybin in summary form for the year ended March 31, 2020. Such information has been derived from the audited financial statements of Cybin for the financial year ended March 31, 2020 and should be read in conjunction with such financial statements. See Schedule C—Financial Statements of Cybin Corp.

Selected Financial Information	As at and for the period from October 22, 2019 (date of incorporation) to March 31, 2020 (audited) ($)
Current Assets	1,639,703
Total Assets	1,710,638
Current Liabilities	262,571
Total Liabilities	262,571
Total expenses	809,853
Net Income/loss	809,853

5.2 Consolidated Financial Information—Quarterly Information

Clarmin’s Quarterly Information

The results for each of Clarmin’s eight (8) most recently completed quarters ending at the end of the most recently competed interim period, being July 31, 2020, are summarized below and should be read in conjunction with such financial statements:

Quarter Ended	Total Revenue	Net Income (Loss) (unaudited) ($)	Net Income (Loss) per Share (basic and diluted)
July 31, 2020	Nil	(119,234)	(0.00)
April 30, 2020	Nil	(31,417)	(0.00)
January 31, 2020	Nil	(23,083)	(0.00)
October 31,2019	Nil	(15,457)	(0.00)
July 31, 2019	Nil	(20,670)	(0.01)
April 30, 2019	Nil	(42,453)	(0.00)
January 31, 2019	Nil	(10,361)	(0.00)
October 31, 2018	Nil	(27,040)	(0.00)

Cybin’s Quarterly Information

The results for Cybin’s most recently completed quarter ending June 30, 2020, are summarized below and should be read in conjunction with such financial statements:

Quarter Ended	Total Revenue	Net Income (Loss) (unaudited) ($)	Net Income (Loss) per Share (basic and diluted)
June 30, 2020	864,138	(4,363,560)	(0.07)

5.3 Dividends

The Resulting Issuer does not currently intend to declare any dividends payable to the holders of the Resulting Issuer Shares. The Resulting Issuer has no restrictions on paying dividends except as it relates to the solvency tests under applicable corporate law, but if the Resulting Issuer generates earnings in the foreseeable future, it expects that they will be retained to pay down indebtedness and to finance growth, if any. The directors of the Resulting Issuer will determine if and when dividends should be declared and paid in the future based upon the Resulting Issuer’s financial position at the relevant time. All of the Resulting Issuer Shares will be entitled to an equal share in any dividends declared and paid.

6. MANAGEMENT’S DISCUSSION AND ANALYSIS

Clarmin’s MD&A for the year ended July 31, 2020 is attached to this Listing Statement as Schedule B—MD&A of Clarmin Explorations Inc. Such MD&A should be read in conjunction with Clarmin’s audited financial statements for the year ended July 31, 2020 together with the notes thereto, a copy of which is attached hereto. See Schedule A—Financial Statements of Clarmin Explorations Inc.

Cybin’s MD&A for the period from incorporation on October 22, 2019 to March 31, 2020 and for the three months ended June 30, 2020 are attached to this Listing Statement as Schedule D—MD&A of Cybin Corp. Such MD&A should be read in conjunction with Cybin’s audited financial statements for the period ended March 31, 2020 and the unaudited condensed interim financial report for the three months ended June 30, 2020 together with the notes thereto, a copy of which is attached hereto. See Schedule C- Financial Statements of Cybin Corp.

7. MARKET FOR SECURITIES

Until November 5, 2020, the Clarmin Shares were listed for trading on the TSXV under the symbol “CX”. Upon completion of the Amalgamation, it is expected that the Clarmin Shares will be listed for trading on the NEO Exchange under the symbol “CYBN”.

8. CONSOLIDATED CAPITALIZATION

The following table summarizes the Resulting Issuer’s consolidated capitalization as at November 5, 2020, after giving effect to the Amalgamation. The table should be read in conjunction with the financial statements of Cybin, Clarmin and the Resulting Issuer, and the pro-forma financial statements of the Resulting Issuer, including the notes thereto, included as Schedules to this Listing Statement.

Description of Securities	Amount Authorized	Number outstanding	Percentage
Resulting Issuer Shares	Unlimited	131,278,549	78.53%
Resulting Issuer Options(1)	20%	14,002,338	8.38%
Resulting Issuer Warrants(2)	n/a	21,760,684	13.02%
Broker Warrants(1)	n/a	127,600	0.08%
Total Fully Diluted	n/a	167,169,171	100%

Notes:

(1)	Each Resulting Issuer Option and Broker Warrant has an exercise price ranging from $0.25 to $0.75 and expiry dates range from December 11, 2022 to November 4, 2025.

(2)	Each Resulting Issuer Warrant has an exercise price ranging from $0.25 to $0.75 and expiry dates range from February 28, 2022 to August 20, 2025.

9. OPTIONS TO PURCHASE SECURITIES

The Clarmin Options outstanding immediately prior to the Amalgamation will become exercisable thereafter as though they were Resulting Issuer Options. There were 1,350,000 Clarmin Options currently issued and outstanding will become issuable for 202,338 Resulting Issuer Shares. The Cybin Options outstanding immediately prior to the Amalgamation will become exercisable thereafter as though they were Resulting Issuer Options, subject only to adjustment in accordance with the Exchange Ratio under Amalgamation. There are 13,800,000 Cybin Options currently issued and outstanding which will be exercisable for 13,800,000 Resulting Issuer Shares.

	Resulting Issuer Shares under Option	Exercise Price ($)	Date of Grant
All present and past executive officers and directors of Resulting Issuer(1)	9,352,338	Ranging from $0.25 to $0.75	Between December 11, 2017 and November 4, 2020.
All present and past executive officers and directors of all subsidiaries of the Resulting Issuer(2)	0	N/A	N/A
All other present and past employees of the Resulting Issuer	3,200,00	Ranging from $0.25 to $0.64	Between February 27, 2020 and November 4, 2020.
All other employees and past employee of subsidiaries of the Resulting Issuer	0	N/A	N/A
All consultants of the Resulting Issuer	1,450,000	$0.75	November 4, 2020

Notes:

(1)	The number of Resulting Issuer Shares issuable on exercise of such options and the exercise price thereof have been adjusted for the Clarmin Share Consolidation and the Exchange Ratio.

(2)	Excludes any present and past executive officers and directors of subsidiaries of the Resulting Issuer who are also present or past executive officers and directors of the Resulting Issuer.

10. DESCRIPTION OF THE SECURITIES

10.1 General

The authorized share capital of the Resulting Issuer will consist of an unlimited number of common share without par value and an unlimited number of preferred shares without par value. The holders of Resulting Issuer Shares will be entitled to receive notice of and attend all meetings of the shareholders of the Resulting Issuer and will be entitled to one vote in respect of each Resulting Issuer Share held at such meetings. The holders of Resulting Issuer Shares will be entitled to receive dividends if, as and when declared by the Resulting Issuer Board. In the event of liquidation, dissolution or winding-up of Resulting Issuer, the holders of Resulting Issuer Shares will be entitled to share rateably in any distribution of the property or assets of the Resulting Issuer, subject to the rights of holders of any other class of securities of Resulting Issuer entitled to receive assets or property of Resulting Issuer upon such distribution in priority or rateably with the holders of Resulting Issuer Shares.

10.2 Prior Sales

Clarmin

No Clarmin Shares were issued during the 12-month period prior to the date of this Listing Statement. In addition, no options to acquire Clarmin Shares were granted, exercised or cancelled during the 12-month period prior to the date of this Listing Statement.

Cybin

The following table summarizes issuances by the Cybin Shares in the 12 months prior to the date of this Listing Statement:

Date Issued	Number of Cybin Shares	Issue Price Per Cybin Share ($)	Aggregate Issue Price ($)	Nature of Consideration (cash, services, debt, exercise of warrant/options/convertible securities)
October 22, 2019	40,930,228	$0.0001	$4,093.02	Cash
October 22, 2019(1)	6,569,772	$0.025	$164,244.30	Cash
December 20, 2019(2)	110,000	$0.25	$27,500.00	Cash
December 30, 2019(2)	400,000	$0.25	$100,000.00	Cash
January 8, 2020(2)	282,022	$0.25	$70,505.50	Cash
January 14, 2020(2)	185,366	$0.25	$46,341.50	Cash
February 28, 2020(2)	3,568,200	$0.25	$892,050.00	Cash
March 18, 2020(2)	1,658,000	$0.25	$414,500.00	Cash
April 24, 2020(2)	633,616	$0.25	$158,404.00	Cash
May 1, 2020(2)	2,640,984	$0.25	$660,246.00	Cash
June 11, 2020(2)	432,000	$0.25	$108,000.00	Cash
June 16, 2020(3)	10,150,066	$0.64	$6,496,042.24	Cash
June 17, 2020(3)	390,000	$0.64	$249,600.00	Cash
June 26, 2020(4)	1,200,000	$0.25	$300,000.00	Convertible Securities
November 5, 2020(5)	60,000,000	$0.75	$45,000,000.00	Convertible Securities
Total	129,150,254		$54,691,526.56

Notes:

(1)	Cybin Shares issued at $0.025 were repriced from $0.0001 per Cybin Share to $0.025 per Cybin Share on June 15, 2020.

(2)	Cybin Shares issued in connection with a private placement at $0.25 per Cybin Share.

(3)	Cybin Shares issued in connection with a private placement at $0.64 per Cybin Share.

(4)	Cybin Shares issued on conversion of the Convertible Notes at $0.25 per Cybin Share.

(5)	Cybin Shares issued on conversion of Subscription Receipts issued at $0.75 per Subscription Receipt.

During the 12-month period before the date of this Listing Statement, Cybin granted the following Cybin Options:

Date Granted	Number of Cybin Options(1)	Exercise Price ($)(1)	Expiry Date
February 27, 2020	1,500,000	$0.25	February 27, 2025
June 15, 2020	2,600,000	$0.25	June 15, 2025
July 22, 2020	500,000	$0.64	July 22, 2025
October 12, 2020	3,000,000	$0.75	October 12, 2025
November 4, 2020	6,200,000	$0.75	November 4, 2025
Total	13,800,000

Note:

(1)	As of the date hereof, none of the Cybin Options have been exercised.

During the 12-month period before the date of the Listing Statement, Cybin issued 127,600 Broker Warrants with an exercise price of $0.75.

During the 12-month period before the date of this Listing Statement, Cybin granted the following Cybin Warrants:

Date Granted	Number of Cybin Warrants	Exercise Price ($)(1)	Expiry Date
February 28, 2020(1)	60,000	$0.25	February 28, 2022
June 15, 2020	2,018,000	$0.25	June 15, 2022
June 15, 2020	14,725,000	$0.25	June 15, 2025
June 16, 2020(2)	96,034	$0.64	June 16, 2022
June 26, 2020(2)	199,275	$0.64	June 26, 2022
August 20, 2020	2,000,125	$0.64	August 20, 2025
September 14, 2020	56,250	$0.64	August 20, 2025
October 19, 2020	16,000	$0.75	November 5, 2020
November 3, 2020	2,590,000	$0.75	November 5, 2020
Total	21,760,684

Notes:

(1)	Cybin Warrants issued as finder’s fees in connection with the private placement of Cybin Shares at $0.25 per Cybin Share.

(2)	Cybin Warrants issued as finder’s fees in connection with the private placement of Cybin Shares at $0.64 per Cybin Share.

10.3 Stock Exchange Price:

Clarmin

The Clarmin Shares have been posted for trading on the TSXV under the trading symbol “CX” since

January 20, 2018. The Clarmin Shares were halted from trading on June 29, 2020 pending the announcement of the Amalgamation. On July 31, 2020, following receipt of the requisite shareholder approval, Clarmin voluntarily applied to the TSXV and received approval to delist the Clarmin Shares from the TSXV, and, effective November 5, 2020, the Clarmin Shares were delisted from the TSXV. Clarmin has obtained approval from the NEO Exchange to list the Resulting Issuer Shares on the NEO Exchange under the symbol “CYBN”.

	TSXV
Month	High ($)	Low ($)	Volume
June 1 – 29, 2020	0.14	0.12	509,000
May 2020	0.18	0.08	238,500
April 2020	0.09	0.065	321,500
March 2020	0.085	0.05	162,070
February 2020	0.065	0.05	160,002
January 2020	0.085	0.06	354,300
December 2019	0.08	0.075	50,000
November 2019	0.125	0.10	26,500
October 2019	0.13	0.10	21,000
September 2019	0.105	0.10	181,000
August 2019	0.115	0.10	100,000
March 2019	0.165	0.11	783,000
June 2019	0.12	0.11	122,000

The closing price of the Clarmin Shares on June 29, 2020, being the last day the Clarmin Shares were traded on the TSXV and the last trading day immediately preceding the announcement of the Amalgamation, was $0.14. The above table sets out trading information for Clarmin Shares on a monthly basis for the approximate 12 months of trading prior to trading being halted, in connection with the Amalgamation.

11.	ESCROWED SECURITIES

11.1	Clarmin Escrowed Securities

The table below sets out the number of securities held by principals and certain other shareholders of Clarmin that were held in escrow, immediately prior to the listing of the Resulting Issuer on the NEO Exchange, pursuant to NP 46-201 in connection the listing of the Clarmin Shares on the TSXV.

Designation of Class Held in Escrow	Number of Securities Held in Escrow	Percentage of class
Clarmin Shares	810,001(1)(2)	5.64%

Notes:

(1)	The securities are presented before giving effect to the Consolidation or Exchange Ratios.
(2)

2,700,001 Clarmin Shares were subject to escrow in connection with the listing of the Clarmin Shares on the TSXV on January 8, 2018. Those Clarmin Shares were scheduled for release from escrow in stages over a 36 month period from the date of the TSXV listing date, with 10% having been released on listing and an additional 15% of such escrowed shares to be released on the date that is the 6, 12, 18, 24, 30 and 36 months from the listing date. The 810,001 Clarmin Shares listed in the table above reflect the final 15% of the escrowed shares to be released on the date that is 36 months from the date of the TSXV listing.

The securities listed above will be released from escrow upon listing of the Resulting Issuer on the NEO Exchange as a result of the Resulting Issuer being classified as an “established issuer” under NP 46-201.

11.2	Resulting Issuer Escrowed Securities

Escrow under NP 46-201

The Resulting Issuer is classified as an “established issuer” under NP 46-201. An issuer that has securities listed on the NEO Exchange and is not an “exempt issuer” (as such term is defined in NP 46-201) is classified as an “established issuer”. The table immediately below sets out the number of securities held by principals and certain other shareholders of the Resulting Issuer that will be held in escrow upon listing of the Resulting Issuer Shares on the NEO Exchange.

Designation of Class Held in NP 46-201 Escrow	Number of Securities Held in Escrow	Percentage of class
Resulting Issuer Shares	33,530,228	25.54%
Resulting Issuer Options	9,000,000	64.27%
Resulting Issuer Warrants	12,000,000	55.15%

The securities listed above will be released from escrow in stages over a 18 month period from the date of the NEO Exchange listing date, with 25% having been initially released and an additional 25% of such escrowed shares to be released on the 6, 12, 18, month anniversaries of the listing date.

Contractual Escrow

Certain shareholders of the Resulting Issuer have entered into an agreement with Cybin whereby, subject to certain exceptions, they agree to not sell the Resulting Issuer Shares except in accordance with the following release schedule (the “Contractual Escrow”):

On the date the Resulting Issuer’s securities are listed on a Canadian exchange (the listing date)	1/4 of the escrowed securities
6 months after the listing date	1/3 of the remaining escrow securities
12 months after the listing date	1/2 of the remaining escrow securities
18 months after the listing date	The remaining escrow securities

The table immediately below sets out the number of securities held by those shareholders that will be subject to the Contractual Escrow described above.

Designation of Class Held in Contractual Escrow	Number of Securities Held in Escrow	Percentage of class
Resulting Issuer Shares	45,033,066	34.30%
Resulting Issuer Options	5,300,000	37.85%
Resulting Issuer Warrants	6,500,125	29.87%

Lock-up Agreements

In addition, the directors and officers of Cybin and certain shareholders of Cybin holding more than 10% of the issued and outstanding Cybin Shares have entered into agreements with Co-Lead Agents whereby, subject to certain exceptions, they agree to not sell the Resulting Issuer Shares for a period of 120 days after the NEO Exchange listing date (the “120 Day Lock-up”).

The table immediately below sets out the number of securities held by those directors, officers, and shareholders that will be subject to the 120 Day Lock-up described above.

Designation of Class Subject to 120 Day Lock-up	Number of Securities Locked Up	Percentage of class
Resulting Issuer Shares	36,430,228	27.75%
Resulting Issuer Options	7,600,000	54.28%
Resulting Issuer Warrants	13,900,000	63.88%

Release Schedule

The table below sets out the total number of each class of securities that will be release from restrictions on transfer on listing, and on the date that is each of 120 days, 6 months, 12 months, and 18 months from the date of listing.

Release Date	Class of Security	Number of Securities to be release from contractual restriction or escrow	Percentage of Class
On the listing date	Resulting Issuer Shares	3,438,209	2.62%
	Resulting Issuer Options	312,500	2.23%
	Resulting Issuer Warrants	125,031	0.57%
120 day from the date of listing	Resulting Issuer Shares	9,107,557	6.94%
	Resulting Issuer Options	3,687,500	26.33%
	Resulting Issuer Warrants	4,900,000	22.52%
6 months from the date of listing	Resulting Issuer Shares	12,545,766	9.56%
	Resulting Issuer Options	3,200,000	22.85%
	Resulting Issuer Warrants	3,125,031	14.36%
12 months from the date of listing	Resulting Issuer Shares	12,545,767	9.56%
	Resulting Issuer Options	3,200,000	22.85%
	Resulting Issuer Warrants	3,125,031	14.36%
18 months from the date of listing	Resulting Issuer Shares	12,545,767	9.56%
	Resulting Issuer Options	3,200,000	22.85%
	Resulting Issuer Warrants	3,125,032	14.36%
Total Restricted		78,183,191

12.	PRINCIPAL SHAREHOLDERS

12.1	Principal Shareholders

To the knowledge of the directors and officers of the Resulting Issuer, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over issued and outstanding voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Resulting Issuer.

The following persons beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Resulting Issuer on a fully diluted basis:

Shareholder Name	Number of Resulting Issuer Shares Held (Fully Diluted)	% of Issued and Outstanding Resulting Issuer Shares (Fully Diluted)
Eric So Maple, Ontario	17,072,411 (of which 13,855,745 are owned beneficially only and 3,216,667 are owned of record and beneficially)	10.21%
Paul Glavine Toronto, Ontario	16,742,407 (of which 13,525,741 are owned beneficially only and 3,216,667 are owned of record and beneficially)	10.02%

12.2	Principal Shareholdings in Resulting Issuer

See Section 12.1.

12.3	Voting Trusts

To the knowledge of the Resulting Issuer, no voting trust exists within the Resulting Issuer such that more than 10% of any class of voting securities of the Resulting Issuer are held, or are to be held, subject to any voting trust or other similar agreement.

12.4	Associates and Affiliates

To the knowledge of the Resulting Issuer none of the principal shareholders is an Associate or Affiliate of any other principal shareholder.

13.	DIRECTORS AND OFFICERS

13.1 – 13.5 Directors and Officers

The following table lists the names, municipalities of residence of the directors and officers of the Resulting Issuer, their positions and offices to be held with the Resulting Issuer, and their principal occupations during the past five years and the number of securities of the Resulting Issuer that are beneficially owned, directly or indirectly, or over which control or direction will be exercised by each.

Name and Jurisdiction of Residence	Position(s) with the Resulting Issuer	Principal Occupation for the Past Five Years	Number of Voting Securities of the Resulting Issuer Directly or Indirectly Held (fully diluted)(4)	Percentage of Issued and Outstanding Resulting Issuer Shares (fully diluted)
Doug Drysdale, Naples, Florida, United States	Chief Executive Officer	President and CEO of Tedor Pharma Inc.; Chairman and CEO of Pernix Therapeutics Inc.	375,000(5)	0.22%

Name and Jurisdiction of Residence	Position(s) with the Resulting Issuer	Principal Occupation for the Past Five Years	Number of Voting Securities of the Resulting Issuer Directly or Indirectly Held (fully diluted)(4)	Percentage of Issued and Outstanding Resulting Issuer Shares (fully diluted)

Paul Glavine, Toronto, Ontario, Canada	Director and Chief Operating Officer	Managing director of Global Canna Labs Limited and Truverra	15,429,907	9.23%

Eric So(2), Toronto, Ontario, Canada	Director and President	Managing Director, Trinity Venture Partners President, Growpacker, Special Advisor and General Counsel, Mundo Inc.	15,759,911	9.43%

John Kanakis, Toronto, Ontario, Canada	SVP Business Development	Managing Director, Trinity Venture Partners, Co-founder and director Growpacker	14,902,910	8.91%

Greg Cavers, Toronto, Ontario, Canada	Chief Financial Officer	CFO LottoGopher, Director on finance OSC	150,000(5)	0.09%

Jukka Karjalainen, Toronto, Ontario, Canada	Chief Medical Officer	Director of Medical and Regulatory Affairs and Corporate Vice President at Biovail Pharmaceuticals, Former Medical Director at Eli Lilly and Company (Finland)	500,000(5)	0.30%

Jacqueline Poriadjian, Toronto, Ontario, Canada	Chief Marketing Officer	Chief Marketing Officer and Chief Revenue Officer at Ecobee; Chief Marketing Officer, Canada Goose	62,500(5)	0.04%

Eric Hoskins(1)(2)(3), Toronto, Ontario, Canada	Director	Ontario Health Minister	1,150,000(5)	0.69%

Name and Jurisdiction of Residence	Position(s) with the Resulting Issuer	Principal Occupation for the Past Five Years	Number of Voting Securities of the Resulting Issuer Directly or Indirectly Held (fully diluted)(4)	Percentage of Issued and Outstanding Resulting Issuer Shares (fully diluted)

Grant Froese(1)(2)(3), Toronto, Ontario, Canada	Director	Director, CEO Harvest One Cannabis Inc.; Chief Operating Officer at Loblaws	187,500(5)	0.11%

Mark Lawson(1) (3), Toronto, Ontario, Canada	Director	Managing Partner, Clermont Capital Partners Inc.	160,371	0.10%

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of Governance and Nominating Committee.
(4)	Represents Resulting Issuer Shares, Resulting Issuer Options and Resulting Issuer Warrants, on a fully diluted basis.
(5)	Based on number of securities vested upon completion of the Amalgamation.
(6)

Each director and officer of the Resulting Issuer will devote such time as may from time be necessary in order to perform the work required in connection with acting in their capacity as a director or officer of the Resulting Issuer.

A brief description of the biographies for all of the officers and directors of the Resulting Issuer is set out below.

All of the directors of the Resulting Issuer will be appointed to hold office until the next annual general meeting of shareholders or until their successors are duly elected or appointed, unless their office is earlier vacated.

As of the date of this Listing Statement, all promoters, directors, officers and insiders, as a group, beneficially own, directly or indirectly, an aggregate of 52,032,265 Resulting Issuer Shares on a fully diluted basis, representing 31.12% of the Resulting Issuer’s capitalization on a fully diluted basis.

Board Committees

The Resulting Issuer currently has an audit committee, a compensation committee (the “Compensation Committee”) and a governance and nominating committee. A brief description of each committee is set out below. The directors of the Resulting Issuer intend to establish such committees of the board as determined to be appropriate in addition to those described below.

Audit Committee

The audit committee assists the Resulting Issuer’s board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. The audit committee reviews the financial reports and other financial information provided by the Resulting Issuer to regulatory authorities and its shareholder and reviews the Resulting Issuer’s system of internal controls regarding finance and accounting including auditing, accounting and financial reporting processes.

The members of the audit committee include the following three directors each of whom must be “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees.

Name of Member	Independent(1)	Financially Literate(2)
Eric Hoskins	Yes	Yes
Grant Froese	Yes	Yes
Mark Lawson	Yes	Yes

Notes:

(1)

A member of the audit committee is independent if he or she has no direct or indirect ‘material relationship’ with the Resulting Issuer. A material relationship is a relationship which could, in the view of the Resulting Issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

A member of the audit committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Resulting Issuer’s financial statements.

Compensation Committee

The Compensation Committee assists the Resulting Issuer’s board of directors in fulfilling its responsibilities for compensation philosophy and guidelines, and fixing compensation levels for the Resulting Issuer’s executive officers. In addition, the Compensation Committee is charged with reviewing the employee stock option plan and proposing changes thereto, approving any awards of options under the employee stock option plan and recommending any other employee benefit plans, incentive awards and perquisites with respect to the Resulting Issuer’s executive officers. The Compensation Committee is also responsible for reviewing, approving and reporting to the Resulting Issuer’s board of directors annually (or more frequently as required) on the Resulting Issuer’s succession plans for its executive officers.

The members of the Compensation Committee of the Resulting Issuer include the following three directors: Eric So, Eric Hoskins and Grant Froese.

Governance and Nominating Committee

The Resulting Issuer is expected to have a corporate governance and nominating committee. The overall purpose of the corporate governance and nominating committee will be to develop and monitor the Resulting Issuer’s approach to: (i) matters of governance, and (ii) the nomination of directors to the board of the Resulting Issuer. The proposed members of the corporate governance and nominating committee after completion of the Amalgamation will include the following three directors: Mark Lawson, Eric Hoskins and Grant Froese.

Other Directorships

In the past 10 years, the directors and officers of the Resulting Issuer have held officer or director positions with the following issuers:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From	To

Doug Drysdale	Pernix Therapeutics Inc.	Nasdaq: PTX	Chairman and CEO	February 2014	May 2016

Eric So	Therapix Biosciences Ltd.	Nasdaq	Board of Directors	June 2017	December 2019
	Hyperblock Inc.	CSE	Board of Directors	July 2018	April 2019
	Globalive Technology Partners	TSX Venture	Managing Director, Chief Strategy Officer	December 2017	December 2018
	Riot Blockchain Inc.	Nasdaq	Board of Directors	October 2017	February 2018
	Synergex Corporation	TSX	Vice-President, Corporate Strategy and General Counsel	April 2006	November 2010

Mark Lawson	Clarmin Explorations Inc.	TSXV	Board of Directors	November 2016	November 2020
	Terra Nova Resources	CSE	Director, President	September 2018	Present
	Claren Energy Corp.	TSXV	Board of Directors	September 2016	Present
	District Mines Ltd.	TSXV	Board of Directors	December 2016	Present
	AM Gold Inc.	TSXV	Director, Chief Financial Officer	September 2010	December 2012

Jacqueline Poriadjian	The Supreme Cannabis Company Inc.	TSX	Board of Directors	December 2019	Present
	Canada Goose Holdings Inc.	NYSE & TSX	Chief Marketing Officer	April 2016	April 2018

Greg Cavers	LottoGopher Holdings Inc.	CSE	Interim Chief Financial Officer	February 2019	January 2020

Grant Froese	Harvest One Cannabis Inc.	TSX Venture	Director, Chief Executive Officer	July 2018	March 2020
	Loblaw Companies Ltd.	TSX	Officer, Chief Operating Officer, Chief Administrative Officer, Executive Vice President	May 2009	April 2017

13.6 – 13.9 Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal Bankruptcies

Except as disclosed below, no proposed director, officer or promoter of the Resulting Issuer or a shareholder holding a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer is, as at the date of this Listing Statement, or has been within the 10 years before the date of this Listing Statement, a director or officer of any other company that:

(a)

was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an

“Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

To the knowledge of the Resulting Issuer, no proposed director, officer or promoter of the Resulting Issuer:

(a)

is, as at the date of this Listing Statement, or has been within 10 years before the date of this Listing Statement, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of this Listing Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

To the knowledge of the Resulting Issuer, no proposed director, officer or promoter of the Resulting Issuer, or shareholder anticipated to hold a sufficient number of Resulting Issuer Shares to affect materially the control of the Resulting Issuer, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Eric So was the Vice-President, Corporate Strategy and General Counsel to Synergex Corporation (“Synergex”), a TSX-listed company, until November 2010. Synergex has been subject to a cease trade order since June 12, 2010 for failing to file, financial statements, management’s discussion and analysis, annual information form, interim financial report and related management’s discussion and analysis, and the certification of filings pursuant to NI 52-109.

Greg Cavers was the interim Chief Financial Officer of LottoGopher Holdings Inc. (“LottoGopher”), a CSE-listed company, until January 2020. Preceding his position, LottoGopher has been subject to a cease trade order on December 5, 2018 for failing to file interim financial report, management’s discussion and analysis and certification of the filings pursuant to NI 52-109.

The foregoing information, not being within the knowledge of the Resulting Issuer, has been furnished by the respective proposed directors, officers and shareholders of the Resulting Issuer.

13.10 Conflicts of Interest

The proposed directors and officers of the Resulting Issuer will be required by law to act honestly and in good faith with a view to the best interests of the Resulting Issuer and to disclose any interests, which they may have in any project or opportunity of the Resulting Issuer. If a conflict of interest arises at a meeting of the board of directors of the Resulting Issuer, any director in a conflict will be required to disclose his or her interest and abstain from voting on such matter.

To the best of the Resulting Issuer’s knowledge, other than as disclosed herein, there are no known existing or potential conflicts of interest among the Resulting Issuer, any subsidiaries of the Resulting Issuer, and the proposed directors and officers as a result of their outside business interests except that certain of the proposed directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Resulting Issuer and their duties as a director or officer of such other companies.

13.11—Management and Board

The following is a brief description of each of the proposed key members of management and directors of the Resulting Issuer:

Doug Drysdale, Age 50, Chief Executive Officer

Doug Drysdale is the Chief Executive Officer of Cybin. Mr. Drysdale has more than 30 years of experience in the health care sector. As a skillful corporate director, in early 2014, Mr. Drysdale led the recapitalization of a NASDAQ-listed pharmaceutical company, Pernix Therapeutics Inc., raising $65 million. Within the first year of taking the helm as Chairman and CEO, Mr. Drysdale rebuilt the management team and board of directors, and built a 220-person sales team, complete with supporting functions (marketing, sales training, sales operations, and analytics). Mr. Drysdale’s efforts grew the company’s enterprise value exponentially from $80 million to around $800 million. Under Mr. Drysdale’s leadership, the pharmaceutical company raised $465 million of capital.

Earlier in his career, Mr. Drysdale served as Head of M&A at Actavis Group, leading 15 corporate acquisitions across three continents, between 2004 and 2008, including a high-profile public hostile takeover attempt in Central Eastern Europe. Over this period, Mr. Drysdale raised approximately $3 billion of capital and managed lending syndicates, including over 25 banks, to fund its growth. Actavis was sold to Watson Pharmaceuticals in 2012 for €4.25 billion.

Paul Glavine, Age 31, Director and Chief Operating Officer

Paul Glavine is a Co-founder and the Chief Operating Officer of Cybin. He is a serial entrepreneur and investor with vast experience in the biotech and cannabis sectors. He is the Co-founder of TruVerra, which was acquired by Supreme Cannabis Company, and previously granted the first ever tier 3 cultivation licence in Jamaica. His previous background is in the parking technology industry and he has advised on M&A and other financings.

Eric So, Age 45, Director and President

Eric So is a Co-founder and President of Cybin. He is a veteran owner and operator of various public and private companies over the last 15 years and has led C-level corporate strategy, development and finance at all stages of the business life cycle from start-up to high growth and multinational. He began his career practicing in the areas of corporate commercial, securities, finance and mergers and acquisitions at Torys LLP.

John Kanakis, Age 40, SVP Business Development

John Kanakis is a Co-founder and SVP of Business Development of Cybin. He is a serial entrepreneur and financier and has financed and advised over 15 private and public companies throughout his career. He began his career in the technology and medical device manufacturing sectors before starting a merchant bank in Toronto.

Greg Cavers, Age 50, Chief Financial Officer

Greg Cavers has over 20 years’ experience specializing in transforming and revitalizing corporate finance departments. Mr. Cavers has experience in service operations in varying stages of growth leading; business unit start-ups, restructuring, system implementations and merger integrations while increasing profitability, minimizing risk and dedicated to meeting financial reporting, IFRS; as well as regulatory reporting OSFI, MFDA requirements.

Jukka Karjalainen, Age 61, Chief Medical Officer

Dr. Jukka Karjalainen is the former Director of Medical and Regulatory Affairs and Corporate Vice President at Biovail Pharmaceuticals and the former Medical Director at Eli Lilly and Company (Finland). He has 25 years of pharma experience spanning multiple medical specialties, academic, clinical research, regulatory affairs, preclinical, regulatory and clinical drug development from Phase I to Phase IV.

Jacqueline Poriadjian, Age 43, Chief Marketing Officer

Jackie Poriadjian brings 15+ years of brand building, marketing and business development experience from her work with iconic global brands. Ms. Poriadjian spent nearly a decade at Ultimate Fighting Championship (UFC), where she led international distribution and oversaw global brand marketing. In 2016, ahead of its initial public offering, Ms. Poriadjian joined Canada Goose as Chief Marketing Officer, supporting the brand’s transition from a predominantly wholesale to increasingly direct-to-consumer business, which included the launch of its first retail flagships as well as e-commerce. Ms. Poriadjian was most recently Chief Marketing Officer & Chief Revenue Officer at ecobee, bringing to market new products and services from the pioneer in smart home.

Eric Hoskins, Age 59, Director

Eric Hoskins is the former Ontario Health Minister (2014-2018) responsible for one of the largest health care systems in North America. He is a former elected Member of Ontario Provincial Parliament holding Cabinet positions in Health, Economic Development and Trade, Children and Youth Services, and Immigration. Dr. Hoskins is a physician and public health specialist with more than thirty years’ experience in health care and public policy.

Grant Froese, Age 58, Director

Grant Froese is a retail industry veteran with 38 years of experience at Loblaw Companies Limited, Canada’s largest food retailer, with his most recent position being Chief Operating Officer. Mr. Froese also served as the Chief Executive Officer of Marquee Health Group, a late stage applicant under the Access to Cannabis for Medical Purposes Regulation and as Chief Executive Officer of Harvest One, a global cannabis company that develops and provides innovative lifestyle and wellness products to consumers and patients in regulated markets around the world where he gained valuable industry experience and insight. Mr. Froese has extensive experience in supply chain management, digital/ecommerce businesses, marketing, brand management, and merchandising and operations management.

Mark Lawson, Age 48, Director

Mr. Mark Lawson is a private equity and investment banking executive with over 20 years of experience in Canada, the United States, and in the emerging markets. From 2008 to present Mr. Lawson has been the Managing Partner of Clermont Capital Partners, a Toronto based merchant bank and advisory firm focused on the technology and healthcare sectors. From 2004 to 2008 he was an investment banker with Morgan Stanley in New York, where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the healthcare, technology, and telecom sectors. Mr. Lawson is also currently a director of various publicly traded companies in Canada. Mr. Lawson received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada and his MBA from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson is a member of the Economic Club of New York and is a Director of the Hugh and Ilene Lawson Charitable Organization.

14.	CAPITALIZATION

The following charts set out in this Section 14 of the Listing Statement are with respect to the Resulting Issuer Shares to be listed:

Issued Capital

	Number of Securities (non-diluted)	Number of Securities (fully-diluted)	% of Issued and Outstanding (non-diluted)	% of Issued and Outstanding (fully diluted)
Public Float
Total outstanding (A)	131,278,549	167,169,171	100%	100%
Number of outstanding securities that are (1) beneficially owned or under the control or direction of the Resulting Issuer and every non Public Security Holder of the Resulting Issuer and/or (2) subject to restrictions on transfer.	50,183,066	78,183,191	38.23%	46.77%
Total Public Float (A-B)	81,095,483	88,985,980	61.77%	53.23%

14.1	Convertible/Exchangeable Securities

Description of Security (include conversion / exercise terms, including conversion / exercise price)	Number of Underlying Resulting Issuer Shares	Percentage (fully diluted)
Resulting Issuer Options (exercisable for one Resulting Issuer Share at exercise prices ranging from $0.25 to $0.75)	14,002,338	8.38%
Resulting Issuer Warrants (exercisable for one Resulting Issuer Share at exercise prices ranging from $0.25 to $0.75)	21,760,684	13.02%
Broker Warrants (exercisable for one Resulting Issuer Share at an exercise prices of $0.75)	127,600	0.08%

15.	EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the anticipated compensation to be paid or awarded to the following executive officers of the Resulting Issuer:

NEO Name and principal position	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other Comp. ($)	Total Comp. ($)
				Annual Incentive Plans	Long-term incentive plans

Doug Drysdale, CEO	528,000(1)	Nil	661,736(2)	Nil	Nil	Nil	Nil	1,189,736

Paul Glavine, Director and COO	360,000(3)	Nil	247,803(4)	Nil	Nil	Nil	719,953(5)	1,327,756

John Kanakis, SVP Business Development	360,000(6)	Nil	247,803(7)	Nil	Nil	Nil	719,953(5)	1,327,756

Eric So, Director and President	360,000(8)	Nil	247,803(9)	Nil	Nil	Nil	719,953(5)	1,327,756

Greg Cavers, CFO	180,000(10)	Nil	26,998(11)	Nil	Nil	Nil	Nil	206,998

NEO Name and principal position	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other Comp. ($)	Total Comp. ($)
				Annual Incentive Plans	Long-term incentive plans
Jukka Karjalainen, Chief Medical Officer	144,000(12)	Nil	190,609(13)	Nil	Nil	Nil	Nil	334,609
Jacqueline Poriadjian, Chief Marketing Officer	350,000(14)	Nil	138,767(15)	Nil	Nil	Nil	Nil	488,767

Notes:

(1)

Mr. Drysdale entered into his employment agreement with Cybin on August 21, 2020 and earns a monthly salary of USD$20,000 from the date of signing to the completion of the Amalgamation, at which time he will begin receiving an annual salary of USD$400,000. The exchange rate used for the purposes of the conversion of his salary was the daily average rate for Aug 21, 2020 (1:1.3205).

(2)

Mr. Drysdale was granted 3,000,000 Cybin Options on October 12, 2020, exercisable at $0.75, for a period of five years. 375,000 Cybin Options vest on completion of the Amalgamation and 375,000 Cybin Options vests on the date that is each of three, six, nine, twelve, fifteen, and eighteen months after completion of the Amalgamation. The value of Mr. Drysdale’s Cybin Options is presented at December 31, 2020. The unvested value of Mr. Drysdale’s Cybin Options is $958,159.

(3)	Mr. Glavine currently earns a monthly salary of C$20,000 however, he will begin receiving an annual salary of $360,000/year commencing on November 1, 2020.
(4)

Mr. Glavine was granted 1,500,000 options on November 4, 2020, exercisable at $0.75, for a period of five years. 187,500 Cybin Options vest on completion of the Amalgamation and 187,500 Cybin Options vests on the date that is each of three, six, nine, twelve, fifteen, and eighteen months after completion of the Amalgamation. The value of Mr. Glavine’s Cybin Options is presented at December 31, 2020. The unvested value of Mr. Glavine’s Cybin Options is $562,145

(5)	Mr. Glavine, Mr. Kanakis, and Mr. So each received 4,000,000 Cybin Warrants on June 15, 2020, exercisable at $0.25, for a period of five years.
(6)	Mr. Kanakis currently earns a monthly salary of C$20,000 however, he will begin receiving an annual salary of $360,000/year commencing on November 1, 2020.
(7)

Mr. Kanakis was granted 1,500,000 options on November 4, 2020, exercisable at $0.75, for a period of five years. 187,500 Cybin Options vest on completion of the Amalgamation and 187,500 Cybin Options vests on the date that is each of three, six, nine, twelve, fifteen, and eighteen months after completion of the Amalgamation. The value of Mr. Kanakis’s Cybin Options is presented at December 31, 2020. The unvested value of Mr. Kanakis’s Cybin Options is $562,145.

(8)	Mr. So currently earns a monthly salary of C$20,000 however, he will begin receiving an annual salary of $360,000/year commencing on November 1, 2020.
(9)

Mr. So was granted 1,500,000 options on November 4, 2020, exercisable at $0.75, for a period of five years. 187,500 Cybin Options vest on completion of the Amalgamation and 187,500 Cybin Options vests on the date that is each of three, six, nine, twelve, fifteen, and eighteen months after completion of the Amalgamation. The value of Mr. So’s Cybin Options are presented at December 31, 2020. The unvested value of Mr. So’s Cybin Options is $562,145.

(10)	Mr. Cavers entered into his employment agreement with Cybin on May 19, 2020 and earns a monthly salary of C$15,000. This amount represents his annual compensation.
(11)	Mr. Cavers was granted 150,000 Cybin Options on June 15, 2020, exercisable at $0.25, for a period of five years. All of Mr. Cavers’ Cybin Options will have vested on completion of the Amalgamation.
(12)

Mr. Karjalainen received C$16,000 per month from February 27, 2020 to March 31, 2020. Beginning on April 1, 2020, he will receive a fee of C$12,000 per month. This amount represents his annual compensation.

(13)

Mr. Karjalainen was granted 1,500,000 Cybin Options on February 27, 2020, exercisable at $0.25, for a period of five years. 125,000 Cybin Options vested on February 27, 2020 and 125,000 Cybin Options vested (or vest) on every three months, for 11 quarters, starting on April 1, 2020. The value of Mr. Karjalainen’s Cybin Options is presented at December 31, 2020. The unvested value of Mr. Karjalainen’s Cybin Options is $78,373.

(14)	Ms. Poriadjian entered into an employment agreement with Cybin on October 15, 2020 and earns a yearly salary of $350,000.
(15)

Ms. Poriadjian was granted 500,000 Cybin Options on July 22, 2020, exercisable at $0.64, for a period of five years. 62,500 Cybin Options vests on the date Ms. Poriadjian commenced employment with Cybin and that is each of three, six, nine, twelve, fifteen, eighteen, and twenty-one month after that date. The value of Ms. Poriadjian’s Cybin Options is presented at December 31, 2020. The unvested value of Ms. Poriadjian’s Cybin Options is $91,618.

Compensation of Executives

The Resulting Issuer’s compensation practices will be designed to retain, motivate and reward its executive officers for their performance and contribution to the Resulting Issuer’s long-term success. The directors of the Resulting Issuer intend to seek to compensate the Resulting Issuer’s executive officers by combining short and long-term cash and equity incentives. The Resulting Issuer also intends to seek to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with shareholder value creation. The board of directors of the Resulting Issuer intends to seek to tie individual goals to the area of the executive officer’s primary responsibility. These goals may include the achievement of specific financial or business development goals. The board of directors of the Resulting Issuer also intends to seek to set company performance goals that reach across all business areas and include achievements in finance/business development and corporate development.

The Resulting Issuer’s board of directors and the Compensation Committee will review and recommend the compensation arrangements for the Resulting Issuer’s executive officers and make such changes as it deems appropriate.

Benchmarking

The executive team is expected to establish an appropriate comparator group for purposes of setting the future compensation of the NEOs.

Elements of Compensation

The compensation of the NEOs is expected to be comprised of the following major elements: (a) base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, consisting of Awards granted under the Resulting Issuer Equity Incentive Plan (described below) and any other equity plan that may be approved by the Resulting Issuer board from time to time. These principal elements of compensation are described below.

Base Salary

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries will be determined on an individual basis, taking into consideration the past, current and potential contribution to the Resulting Issuer’s success, the NEO’s experience and expertise, the position and responsibilities of the NEO, and competitive industry pay practices for other high growth, premium brand companies of similar size and revenue growth potential.

Annual Cash Bonus

Annual bonuses may be awarded based on qualitative and quantitative performance standards, and will reward performance of the NEO individually. The determination of an NEO’s performance may vary from year to year depending on economic conditions and conditions in the cannabis industry, and may be based on measures such as stock price performance, the meeting of financial targets against budget (such as adjusted funds from operations), the meeting of acquisition objectives and balance sheet performance.

Equity Incentive Plan

At the Clarmin shareholders’ meeting held on August 13, 2020, shareholders of Clarmin approved the Resulting Issuer Equity Incentive Plan, which was subsequently adopted by the Resulting Issuer on closing of the Amalgamation. The principal features of the Resulting issuer Equity Incentive Plan are summarized below.

Purpose

The purpose of the Resulting Issuer Equity Incentive Plan will be to enable the Resulting Issuer and its affiliated companies to: (i) attract and retain employees, officers, consultants, advisors and directors capable of assuring the future success of the Resulting Issuer; (ii) to offer such persons incentives to put forth maximum efforts; and (iii) to compensate such persons through various share and cash-based arrangements and provide them with opportunities for share ownership, thereby aligning the interests of such persons and the Resulting Issuer’s shareholders.

The Resulting Issuer Equity Incentive Plan permits the granting of (i) share options (“Options”), (ii) restricted share awards (“Restricted Shares”), (iii) restricted share units (“RSUs”), (iv) share appreciation rights (“SARs”), (v) performance compensation awards (“Performance Awards”), (vi) dividend equivalents (“Dividend Equivalents”) and (vii) other share based awards (collectively, the “Awards”), as more fully described below.

All rights and obligations noted below of the Compensation Committee in respect of the Resulting Issuer Equity Incentive Plan may, at any time and from time to time, be exercised by the Resulting Issuer’s Board of Directors.

Eligibility

Any of the Resulting Issuer’s employees, officers, directors, consultants or any affiliate or person to whom an offer of employment or engagement with the Resulting Issuer is extended, are eligible to participate in the Resulting Issuer Equity Incentive Plan if selected by the Compensation Committee of the Resulting Issuer (the “Participants”). The basis of participation of an individual under the Resulting Issuer Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Resulting Issuer Equity Incentive Plan, will be determined by the Compensation Committee based on its judgment as to the best interests of the Resulting Issuer and its shareholders, and therefore cannot be determined in advance.

Any shares subject to an Award under the Resulting Issuer Equity Incentive Plan that are purchased, forfeited, reacquired by the Resulting Issuer (including any withheld to satisfy tax withholding obligations on Awards or securities that are settled in cash), or cancelled, will again be available to be awarded under the Resulting Issuer Equity Incentive Plan.

In the event of any dividend, recapitalization, forward or reverse share split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of securities or other securities of the Resulting Issuer, issuance of warrants or other rights to acquire securities or other securities of the Resulting Issuer, or other similar corporate transaction or event, which affects the securities, or unusual or nonrecurring events affecting the Resulting Issuer, or the financial statements of the Resulting Issuer, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Compensation Committee may make such adjustment, which is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Resulting Issuer Equity Incentive Plan, to (i) the number and kind of securities which may thereafter be issued in connection with Awards, (ii) the number and kind of securities issuable in respect of outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and (iv) any securities limit set forth in the Resulting Issuer Equity Incentive Plan.

If a Participant ceases to be an Eligible Person for any reason, whether for cause or otherwise, the Participant may, within 90 days following the date on which it ceased to be an Eligible Person, or within 30 days if such Participant is an investor relations person or holder of “incentive stock options”, exercise any Option that was exercisable on the date the Participant ceased to be an Eligible Person. The Compensation Committee may extend such 90 or 30 day period, as applicable, subject to obtaining any approval required by the NEO Exchange and subject to a maximum extension to the original expiry date of such Options. Any Option that was not exercisable on the date the Participant ceased to be an Eligible Person will be deemed to expire on such date, unless extended pursuant to the Resulting Issuer Equity Incentive Plan. Any Option that was exercisable on the date the Participant ceased to be an Eligible Person will be deemed to expire immediately following the 90 or 30 day period, as applicable, unless extended pursuant to the Resulting Issuer Equity Incentive Plan.

Awards

Shares Available

Subject to adjustment as provided in the Resulting Issuer Equity Incentive Plan, the aggregate number of Resulting Issuer Shares that may be issued under all Awards under the Plan shall be determined by the board of the Resulting Issuer from time to time and may not exceed 20% of the number of Resulting Issuer Shares then issued and outstanding. Notwithstanding the foregoing, the aggregate number of Resulting Issuer Shares that may be issued pursuant to awards of Incentive Share Options shall not exceed that number of Resulting Issuer Shares which is equal to 10% of all issued and outstanding Resulting Issuer Shares on the closing of the Amalgamation.

Options

Under the terms of the Resulting Issuer Equity Incentive Plan, unless the Compensation Committee determines otherwise in the case of an Option substituted for another Option in connection with a corporate transaction, the exercise price of the Options may not be lower than the greater of the closing market price of the Resulting Issuer Shares on (a) the trading day prior to the date of grant of the Options and (b) the date of grant of the Options. Options granted under the Resulting Issuer Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the Resulting Issuer Equity Incentive Plan will be ten years from the date of grant. Payment in respect of the exercise of an Option may not be made, in whole or in part, with a promissory note.

An Eligible Person may elect to exercise an Award without payment of the aggregate exercise price of the Resulting Issuer Shares to be purchased pursuant to the exercise of the Option (a “Cashless Exercise”) by delivering a Cashless Exercise notice to the Resulting Issuer pursuant to the terms of the Resulting Issuer Equity Incentive Plan. Upon receipt by the Resulting Issuer of such Cashless Exercise notice from an Eligible Person, the Resulting Issuer shall calculate and issue to such Eligible Person that number of Resulting Issuer Shares as is determined by application of a formula pursuant to the terms of the Resulting Issuer Equity Incentive Plan.

Restricted Shares and RSUs

Awards of Restricted Shares and RSUs shall be subject to such restrictions as the Compensation Committee may impose (including, without limitation, any limitation on the right to vote or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Compensation Committee may deem appropriate. Upon a Participant’s termination of employment or service or resignation or removal as a director (in either case, as determined under criteria established by the Compensation Committee) during the applicable restriction period, all Restricted Shares and all RSUs held by such Participant at such time shall be forfeited and reacquired by the Resulting Issuer for cancellation at no cost to the Resulting Issuer; provided, however, that the Compensation Committee may waive in whole or in part any or all remaining restrictions with respect to shares of Restricted Share or RSUs. Pursuant to the policies of the NEO Exchange, the value ascribed to the Resulting Issuer Shares covered by the Restricted Share or RSU may not be lower than the greater of the closing market price of the Resulting Issuer Shares on (a) the trading day prior to the date of grant of the Restricted Shares or RSUs, and (b) the date of grant of the Restricted Shares or RSUs. Any Restricted Share or RSU granted under the Resulting Issuer Equity Incentive Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Compensation Committee may deem appropriate.

Share Appreciation Rights

A SAR granted under the Resulting Issuer Equity Incentive Plan shall confer on the Participant a right to receive upon exercise, the excess of (i) the fair market value of one Resulting Issuer Share on the date of exercise over (ii) the grant price of the SAR as specified by the Compensation Committee (which price shall not be less than 100% of the fair market value of one Resulting Issuer Share on the date of grant of the SAR); provided, however, that, subject to applicable law and stock exchange rules, the Compensation Committee may designate a grant price below fair market value on the date of grant if the SAR is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Resulting Issuer or an affiliate. Notwithstanding the foregoing, pursuant to the rules of the NEO Exchange, Resulting Issuer Shares issued in connection with SARs may not be priced lower than the greater of the closing market prices of the Resulting Issuer Shares on (a) the trading day prior to the date of grant of the SAR, and (b) the date of grant of the SAR. Subject to the terms of the Resulting Issuer Equity Incentive Plan, the policies of the NEO Exchange and any applicable award agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement, equity compensation and any other terms and conditions of any SAR shall be as determined by the Compensation Committee. The Committee may impose such conditions or restrictions on the exercise of any SAR as it may deem appropriate. No SAR may be exercised more than ten years from the grant date.

Performance Awards

A Performance Award granted under the Resulting Issuer Equity Incentive Plan (i) may be denominated or payable in cash, Resulting Issuer Shares (including without limitation, Restricted Share and RSUs), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Compensation Committee shall establish. Notwithstanding the foregoing, pursuant to the rules of the NEO Exchange, Performance Awards may not be priced lower than the greater of the closing market prices of the Resulting Issuer Shares on (a) the trading day prior to the date of grant of the Performance Award, and (b) the date of grant of the Performance Award. Subject to the terms of the Resulting Issuer Equity Incentive Plan and the policies of the NEO Exchange, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Compensation Committee.

Dividend Equivalents

A Dividend Equivalent granted under the Resulting Issuer Equity Incentive Plan allows Participants to receive payments (in cash, Resulting Issuer Shares, other securities, other Awards or other property as determined in the discretion of the Compensation Committee) equivalent to the amount of cash dividends paid by the Resulting Issuer to holders of Resulting Issuer Shares with respect to a number of Resulting Issuer Shares as determined by the Compensation Committee. Subject to the terms of the Resulting Issuer Equity Incentive Plan, the policies of the NEO Exchange and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Compensation Committee shall determine. Notwithstanding the foregoing, (i) the Compensation Committee may not grant Dividend Equivalents to eligible persons in connection with grants of Options, SARs or other Awards the value of which is based solely on an increase in the value of the Resulting Issuer Shares after the date of grant of such Award, and (ii) dividend and Dividend Equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed. Subject to the terms of the Resulting Issuer Equity Incentive Plan, the policies of the NEO Exchange and any applicable award agreement, such Dividend Equivalents may have such terms and conditions as the Compensation Committee shall determine, provided that pursuant to the rules of the NEO Exchange, Dividend Equivalents may not be priced lower than the greater of the closing market prices of the Resulting Issuer Shares on (a) the trading day prior to the date of grant of the Dividend Equivalent, and (b) the date of grant of the Dividend Equivalent.

Other

In addition, Awards may be granted under the Resulting Issuer Equity Incentive Plan that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Resulting Issuer Shares (including, without limitation, securities convertible into Resulting Issuer Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Resulting Issuer Equity Incentive Plan in accordance with applicable regulations, provided that pursuant to the rules of the NEO Exchange, such Awards may not be priced lower than the greater of the closing market prices of the Resulting Issuer Shares on (a) the trading day prior to the date of grant of the Award, and (b) the date of grant of the Award.

General

The Compensation Committee may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate, subject to compliance with NEO Exchange policies. Generally, Awards granted under the Resulting Issuer Equity Incentive Plan shall be non-transferable.

The Compensation Committee may amend, suspend, discontinue or terminate the Resulting Issuer Equity Incentive Plan; provided that: (i) such amendment, alteration, suspension, discontinuation, or termination complies with all applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange, including receipt of any required approval from the governmental entity or stock exchange; and (ii) no such amendment or termination may adversely affect Awards then outstanding without the Award holder’s permission.

In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Resulting Issuer Shares or other securities of the Resulting Issuer or any other similar corporate transaction or event involving the Resulting Issuer (or the Resulting Issuer entering into a written agreement to undergo such a transaction or event), the Compensation Committee or the Resulting Issuer Board may, in its sole discretion, provide for any (or a combination) of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs):

•

termination of the Award, whether or not vested, in exchange for cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant’s vested rights;

•	the replacement of the Award with other rights or property selected by the Compensation Committee or the Resulting Issuer Board, in its sole discretion;

•

assumption of the Award by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

•

that the Award shall be exercisable or payable or fully vested with respect to all Resulting Issuer Shares covered thereby, notwithstanding anything to the contrary in the applicable award agreement; or

•	that the Award cannot vest, be exercised or become payable after a certain date in the future, which may be the effective date of the event.

Tax Withholding

The Resulting Issuer may take such action as it deems appropriate to ensure that all applicable federal, state, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

Employment Agreements, Termination and Change of Control Benefits

As at November 5, 2020, there were no written contracts, agreements, plans or arrangements that provide for payments to a named executive officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Resulting Issuer or a change in a named executive officer’s responsibilities.

Below is a brief description of the current advisory and employment agreements between Cybin and the key members of management and directors of the Resulting Issuer.

Drysdale Agreement

On August 21, 2020, Cybin entered into an agreement with Doug Drysdale, to provide business and corporate development and professional management services for an initial monthly fee of US$20,000, options to purchase up to 3,000,000 Cybin Shares, as well as a bonus based on Cybin hitting business objectives and milestones to be established by the board of directors of Cybin (the “Drysdale Agreement”). Following completion of the Concurrent Offering, on a date set by Cybin, Mr. Drysdale’s base salary will increase to an annualized rate of US$400,000, payable in accordance with Cybin’s regular payroll practices (but in no event less than monthly). Cybin has the option to terminate the Drysdale Agreement without cause provided that Cybin pays to Mr. Drysdale an amount equal to six months of his base salary. Mr. Drysdale may terminate the Drysdale Agreement by providing 30 days’ written notice to Cybin.

Glavine Agreement

On January 1, 2020, Cybin entered into an agreement with 2544657 Ontario Inc., a company controlled by Paul Glavine, to provide business and corporate development and professional management services for a monthly fee of C$20,000 as well as a bonus based on Cybin hitting certain business objectives to be determined by management or the board of directors of Cybin (the “Glavine Agreement”). Cybin has the option to terminate the Glavine Agreement by giving 2544657 Ontario Inc. no less than 24 months’ notice and payment of all accrued fees and other fees due under the Glavine Agreement during such 24 month period.

So Agreement

On January 1, 2020, Cybin entered into an agreement with 2658697 Ontario Inc., a company controlled by Eric So, to provide business and corporate development and professional management services for a monthly fee of C$20,000 as well as a bonus based on Cybin hitting certain business objectives to be determined by management or the board of directors of Cybin (the “So Agreement”). Cybin has the option to terminate the So Agreement by giving 2658697 Ontario Inc. no less than 24 months’ notice and payment of all accrued fees and other fees due under the So Agreement during such 24 month period.

Kanakis Agreement

On January 1, 2020, Cybin entered into an agreement with Velocity Ventures Corp., a company controlled by John Kanakis, to provide business and corporate development and professional management services for a monthly fee of C$20,000 as well as a bonus based on Cybin hitting certain business objectives to be determined by management or the board of directors of Cybin (the “Kanakis Agreement”). Cybin has the option to terminate the Kanakis Agreement by giving Velocity Ventures Corp. no less than 24 months’ notice and payment of all accrued fees and other fees due under the Kanakis Agreement during such 24 month period.

Cavers Agreement

On May 19, 2020, Cybin entered into an agreement with Greg Cavers (the “Cavers Agreement”) to provide financial consulting, reporting, and audit and advisory services for a monthly fee of C$15,000 and options to purchase up to 150,000 common shares of Cybin, exercisable at C$0.25 per common share. Under the terms of the Cavers Agreement, Mr. Cavers has the option to terminate the Cavers Agreement by providing 30 days’ written notice to Cybin. Cybin may terminate the Cavers Agreement by providing 30 days’ written notice to Mr. Cavers and paying the pro rata fees and unpaid expenses through the termination date.

Karjalainen Agreement

On February 27, 2020, Cybin entered into an agreement with Pharma Consulting Services (PCS) Inc., a company controlled by Jukka Karjalainen, to provide expertise in development and leading clinical research, regulatory and medical affairs and pharmaceutical product development for a monthly fee of C$12,000 and options to purchase up to 1,500,000 common shares of Cybin, exercisable at C$0.25 per common share (the “Karjalainen Agreement”). Under the terms of the Karjalainen Agreement, Mr. Karjalainen has the option to terminate the Karjalainen Agreement by providing 30 days’ written notice to Cybin. Cybin may terminate the Karjalainen Agreement by providing 30 days’ written notice to Mr. Karjalainen and paying the pro rata fees and unpaid expenses through the termination date.

Poriadjian Agreeement

On October 15, 2020, Cybin entered into an agreement with Jacqueline Poriadjian, to provide marketing, product development and project management services for an annual salary of C$350,000, payable in accordance with Cybin’s regular payroll practices (but in no event less than monthly), options to purchase up to 500,000 Cybin Shares, as well as eligibility to earn an annual bonus based on Cybin hitting certain business objectives and milestones to be established by the Board or Compensation Committee (the “Poriadjian Agreement”). Cybin has the option to terminate the Poriadjian Agreement without cause provided that Cybin pays to Ms. Poriadjian an amount equal to twelve months of her base salary, as well as all benefits and incentives for that period. Ms. Poriadjian may terminate the Poriadjian Agreement by providing 30 days’ written notice to Cybin.

Director Compensation

Upon completion of the Amalgamation, the directors of the Resulting Issuer will determine how much compensation will be paid to directors for services rendered to the Resulting Issuer by them in that capacity. It is anticipated that the Resulting Issuer will pay compensation to its directors, which may be comprised of cash (including annual fees for attending meetings of the Resulting Issuer Board and additional compensation for acting as chairs of committees of the Resulting Issuer Board), stock options and other applicable awards granted in accordance with the terms of the Resulting Issuer Equity Incentive Plan and the policies of the NEO Exchange, or a combination of both.

16.	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the proposed directors or officers of the Resulting Issuer or any associates any of such persons, are indebted to the Resulting Issuer or any of its respective subsidiaries, or are indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Resulting Issuer or any of its respective subsidiaries.

17.	RISK FACTORS

The following are certain factors relating to the business of the Resulting Issuer. These risks and uncertainties are not the only ones facing the Resulting Issuer. Additional risks and uncertainties not presently known to the Resulting Issuer or currently deemed immaterial by the Resulting Issuer, may also impair the operations of the Resulting Issuer. If any such risks actually occur, shareholders of the Resulting Issuer could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Resulting Issuer could be materially adversely affected and the ability of the Resulting Issuer to implement its growth plans could be adversely affected.

The acquisition of any of the securities of the Resulting Issuer is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Resulting Issuer should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. Resulting Issuer Shareholders should evaluate carefully the following risk factors associated with the Resulting Issuer’s securities, along with the risk factors described elsewhere in this Listing Statement.

Risks Pertaining to the Resulting Issuer’s Business and Industry

Novel Coronavirus “COVID-19”

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, including the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Resulting Issuer and its operating subsidiaries in future periods. However, depending on the length and severity of the pandemic, COVID-19 could impact the Resulting Issuer’s operations, could cause delays relating to approval from Health Canada, the US FDA and equivalent organizations in other countries, could postpone research activities, and could impair the Resulting Issuer’s ability to raise funds depending on COVID-19s effect on capital markets. To the knowledge of the Resulting Issuer’s management as of the date hereof, COVID-19 does not present, at this time, any specific known impacts to the Resulting Issuer in relation to the Resulting Issuer’s plan of distribution and use of proceeds related to the Concurrent Offering, nor to the timelines, business objectives or disclosed milestones related thereto. The Resulting Issuer relies on third parties to conduct and monitor the Resulting Issuer’s pre-clinical studies and clinical trials. However, to the knowledge of Resulting Issuer’s management, the ability of these third parties to conduct and monitor pre-clinical studies and clinical trials has not been and is not anticipated to be impacted by COVID-19. The Resulting Issuer is not currently aware of any changes in laws, regulations or guidelines, including tax and accounting requirements, arising from COVID-19 which would be reasonably anticipated to materially affect the Resulting Issuer’s business.

Limited Operating History

The Resulting Issuer has a limited operating history upon which its business and future prospects may be evaluated. The Resulting Issuer will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its operating goals. In order for the Resulting Issuer to meet future operating and debt service requirements, it will need to be successful in its growth, marketing and sales efforts. Additionally, where the Resulting Issuer experiences increased production and future sales, its current operational infrastructure may require changes to scale its business efficiently and effectively to keep pace with demand, and achieve long-term profitability. If the Resulting Issuer’s products and services are not accepted by new customers, the Resulting Issuer’s operating results may be materially and adversely affected.

Regulatory Risks and Uncertainties

In Canada, certain psychedelic drugs are classified as Schedule III drugs under the Controlled Drugs and Substances Act and as such, medical and recreational use is illegal under Canadian federal laws. All facilities engaged with such substances by or on behalf of the Resulting Issuer do so under current licenses and permits issued by appropriate federal, provincial and local governmental agencies. While the Resulting Issuer is focused on programs using psychedelic inspired compounds, the Resulting Issuer does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, a violation of any Canadian federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Resulting Issuer operates, or private citizens or criminal charges.

The loss of the necessary licenses and permits for Schedule III drugs could have an adverse effect on the Resulting Issuer’s operations.

The psychedelic drug industry is a fairly new industry and the Resulting Issuer cannot predict the impact of the ever-evolving compliance regime in respect of this industry. Similarly, the Resulting Issuer cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. The impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, its business and products, and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of the Resulting Issuer.

The success of the Resulting Issuer’s business is dependent on the reform of controlled substances laws pertaining to psilocybin. If controlled substances laws are not favourably reformed in Canada, the United States, and other global jurisdictions, including Jamaica, the commercial opportunity that the Resulting Issuer is pursuing may be highly limited.

The Resulting Issuer makes no medical or treatment claims about psilocybin or the Resulting Issuer’s proposed products. Statements regarding psilocybin have not been evaluated by the US FDA or other similar regulatory authorities, nor has the efficacy of psilocybin been confirmed by US FDA-approved research. There is no assurance that psilocybin can be used to diagnose, treat, cure or prevent any disease or condition. Robust scientific research is needed. In addition, the Resulting Issuer has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products are not intended to imply that such claims have been verified in clinical trials or that the Resulting Issuer will be able to complete such trials. If the Resulting Issuer is not able to obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Resulting Issuer’s performance and operations.

Jamaican Operations

In Jamaica, psilocybin is currently not regulated and a future decision to regulate psilocybin in Jamaica could have a material adverse effect on the business, financial condition and operating results of the Resulting Issuer. Should there occur a future decision in Jamaica to regulate psilocybin, the Resulting Issuer cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities in Jamaica. The impact of future compliance regimes in Jamaica and any potential delays in obtaining, or failure to obtain, possible regulatory approvals could have a material adverse effect on the business, financial condition and operating results of the Resulting Issuer.

Plans for Growth

The Resulting Issuer intends to grow rapidly and significantly expand its operations within the next 12 to 24 months. This growth will place a significant strain on the Resulting Issuer’s management systems and resources. The Resulting Issuer will not be able to implement its business strategy in a rapidly evolving market, without an effective planning and management process. In particular, the Resulting Issuer may be required to manage multiple relationships with various strategic industry participants and other third parties, which relationships could be strained in the event of rapid growth. Similarly, a large increase in the number of third party relationships the Resulting Issuer has, may lead to management of the Resulting Issuer being unable to manage growth effectively. The occurrence of such events may result in the Resulting Issuer being unable to successfully identify, manage and exploit existing and potential market opportunities.

Early Stage of the Industry and Product Development

Given the early stage of its product development, the Resulting Issuer can make no assurance that its research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Resulting Issuer, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Resulting Issuer currently has no products that have been approved by Health Canada, the US Food and Drug Administration (“US FDA”) or any similar regulatory authority. To obtain regulatory approvals for its product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates can fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause the Resulting Issuer or its collaborators to abandon commitments to that program. Positive results of early preclinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and the Resulting Issuer can make no assurance that any future studies, if undertaken, will yield favourable results.

The early stage of the Resulting Issuer’s product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Resulting Issuer is successful in developing its current and future product candidates into approved products, it will still experience many potential obstacles, which would affect its ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If the Resulting Issuer is unable to successfully market and commercialize any of its products, its financial condition and results of operations may be materially and adversely affected.

The Resulting Issuer can make no assurance that any future studies, if undertaken, will yield favorable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and the Resulting Issuer cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain Health Canada or US FDA approval. If the Resulting Issuer fails to produce positive results in future clinical trials and other programs, the development timeline and regulatory approval and commercialization prospects for the Resulting Issuer’s leading product candidates, and, correspondingly, its business and financial prospects, would be materially adversely affected.

Preclinical testing and clinical trials for the Resulting Issuer’s products may not achieve the desired results. The results of preclinical testing and clinical trials are uncertain. Product approvals are subject to a number of contingencies and may not be obtained in the time expected or at all. The Resulting Issuer’s products may not attract a following among patients, retailers and/or providers. The Resulting Issuer expects to face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it plans to distribute are alleged to have caused loss or injury. There can be no assurance that the Resulting Issuer will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities.

The Resulting Issuer’s business relies on its ability to access, develop, and sell psilocybin. Psilocybin is a controlled substance in many jurisdictions, including in Canada under Schedule III of the Controlled Drugs and Substances Act and in the Unites States. The Resulting Issuer may face difficulty accessing psilocybin and the public capital markets in Canada as a result of the response of regulators, stock exchanges, and other market participants to the Resulting Issuer’s development and sale of a controlled substance. The Resulting Issuer may also have limited access to traditional banking services, as well as limited access to debt financing from traditional institutional lenders. The medical efficacy of psilocybin has not been confirmed and requires further study and scientific rigour.

Limited Products

The Resulting Issuer will be heavily reliant on the production and distribution of psychedelics, nutraceuticals and related products. If they do not achieve sufficient market acceptance, it will be difficult for the Resulting Issuer to achieve profitability.

The Resulting Issuer’s revenue will be derived almost exclusively from sales of psychedelic and nutraceutical based products, and the Resulting Issuer expects that its psychedelic and nutraceutical based products will account for substantially all of its revenue for the foreseeable future. If the psychedelic and nutraceutical market declines or psychedelics and nutraceuticals fail to achieve substantially greater market acceptance than it currently enjoys, the Resulting Issuer will not be able to grow its revenues sufficiently for it to achieve consistent profitability.

Even if products to be distributed by the Resulting Issuer conform to international safety and quality standards, sales could be adversely affected if consumers in target markets lose confidence in the safety, efficacy, and quality of psychedelic and nutraceutical based products. Adverse publicity about psychedelic and nutraceutical based products that the Resulting Issuer sells may discourage consumers from buying products distributed by the Resulting Issuer.

Limited Marketing and Sales Capabilities

The Resulting Issuer will, for the immediate future, have limited marketing and sales capabilities, and there can be no assurance that it will be able to develop or acquire these capabilities at the level needed to produce and deliver for sale, through industry partners, its products in sufficient commercial quantities. Further, there can be no assurance that the Resulting Issuer, either on its own or through arrangements with other industry participants, will be able to develop or acquire such capabilities on a cost-effective basis, or at all. Finally, there can be no assurance that the Resulting Issuer’s industry partners will be able to market or sell the Resulting Issuer’s products in compliance with requisite regulatory protocols or on a cost-effective basis. The Resulting Issuer’s dependence upon third parties for the production, and marketing or sale, as applicable, of the Resulting Issuer’s products could have a material adverse effect on the Resulting Issuer’s business, financial condition and results of operations.

No Assurance of Commercial Success

The successful commercialization of the Resulting Issuer’s products will depend on many factors, including, the Resulting Issuer’s ability to establish and maintain working partnerships with industry participants in order to market its products, the Resulting Issuer’s ability to supply a sufficient amount of its products to meet market demand, and the number of competitors within each jurisdiction within which the Resulting Issuer may from time to time be engaged. There can be no assurance that the Resulting Issuer or its industry partners will be successful in their respective efforts to develop and implement, or assist the Resulting Issuer in developing and implementing, a commercialization strategy for the Resulting Issuer’s products.

No Profits or Significant Revenues

The Resulting Issuer has no history upon which to evaluate its performance and future prospects. The Resulting Issuer’s proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Resulting Issuer makes significant investments in research, development and product opportunities, and reacts to developments in its market, including purchasing patterns of customers, and the entry of competitors into the market. The Resulting Issuer will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. The Resulting Issuer cannot make any assurance that it will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the Resulting Issuer Shares.

Reliance on Third Parties for Clinical Development Activities

The Resulting Issuer relies and will continue to rely on third parties to conduct a significant portion of its preclinical and clinical development activities. For example, clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in its relationship with third parties, or if it is unable to provide quality services in a timely manner and at a feasible cost, the Resulting Issuer’s active development programs will face delays. Further, if any of these third parties fails to perform as the Resulting Issuer expects or if their work fails to meet regulatory requirements, the Resulting Issuer’s testing could be delayed, cancelled or rendered ineffective.

Risks Related to Third Party Relationships

The Resulting Issuer intends to enter into strategic alliances with third parties that the Resulting Issuer believes will complement or augment its proposed business or will have a beneficial impact on the Resulting Issuer. Strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Resulting Issuer’s business, and may involve risks that could adversely affect the Resulting Issuer, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Resulting Issuer’s existing strategic alliances will continue to achieve, the expected benefits to the Resulting Issuer’s business or that the Resulting Issuer will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on the Resulting Issuer’s business, financial condition and results of operations.

In addition to the foregoing, the success of the Resulting Issuer’s business will depend, in large part, on the Resulting Issuer’s ability to enter into, and maintain collaborative arrangements with various participants in the psychedelic and nutraceutical industry. There can be no assurance that the Resulting Issuer will be able to enter into collaborative arrangements in the future on acceptable terms, if at all. There can be no assurance that such arrangements will be successful, that the parties with which the Resulting Issuer has or may establish arrangements will adequately or successfully perform their obligations under such arrangements, that potential partners will not compete with the Resulting Issuer by seeking or prioritizing alternate, competitor products. The termination or cancellation of any such collaborative arrangement or the failure of the Resulting Issuer and/or the other parties to these arrangements to fulfill their obligations could have a material adverse effect on the Resulting Issuer’s business, financial condition and results of operations. In addition, disagreements between the Resulting Issuer and any of its industry partners could lead to delays or time consuming and expensive legal proceedings, which could have a material adverse effect on the Resulting Issuer’s business, financial condition and results of operations.

Reliance on Contract Manufacturers

The Resulting Issuer has limited manufacturing experience and relies on contract manufacturing organizations (“CMOs”) to manufacture its product candidates for preclinical studies and clinical trials. The Resulting Issuer relies on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with current Good Manufacturing Practices (“cGMP”) regulations applicable to its products. Health Canada ensures the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product. There can be no assurances that CMOs will be able to meet the Resulting Issuer’s timetable and requirements. The Resulting Issuer has not contracted with alternate suppliers for drug substance production in the event that the current provider is unable to scale up production, or if it otherwise experiences any other significant problems. If the Resulting Issuer is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Resulting Issuer may be delayed in the development of its product candidates. Further, CMOs must operate in compliance with cGMP and ensure that their appropriate permits and licences remain in good standing and failure to do so could result in, among other things, the disruption of product supplies. The Resulting Issuer’s dependence upon third parties for the manufacture of its products may adversely affect its profit margins and its ability to develop and deliver products on a timely and competitive basis.

Commercial Scale Product Manufacturing

The Resulting Issuer’s products will be manufactured in small quantities for preclinical studies and clinical trials by third party manufacturers. In order to commercialize its product, the Resulting Issuer needs to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase 3/pivotal/registration studies must be derived from the defined commercial process including scale, manufacturing site, process controls and batch size. If the Resulting Issuer has not scaled up and validated the commercial production of its product prior to the commencement of pivotal clinical trials, it may have to employ a bridging strategy during the trial to demonstrate equivalency of early stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality product may have long lead times, may be very expensive and requires significant efforts including, but not limited to, scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If the Resulting Issuer does not have commercial drug supply available when needed for pivotal clinical trials, the Resulting Issuer’s regulatory and commercial progress may be delayed, and it may incur increased product development costs. This may have a material adverse effect on the Resulting Issuer’s business, financial condition and prospects, and may delay marketing of the product.

Safety and Efficacy of Products

Before obtaining marketing approval from regulatory authorities for the sale of the Resulting Issuer’s product candidates, the Resulting Issuer must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. The Resulting Issuer does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Resulting Issuer faces is the possibility that none of its product candidates under development will successfully gain market approval from Health Canada, the US FDA or other regulatory authorities, resulting in the Resulting Issuer being unable to derive any commercial revenue from them after investing significant amounts of capital in their development.

Clinical trials are conducted in representative samples of the potential patient population which may have significant variability. Clinical trials are by design based on a limited number of subjects and of limited duration for exposure to the product used to determine whether, on a potentially statistically significant basis, the planned safety and efficacy of any such product can be achieved. As with the results of any statistical sampling, the Resulting Issuer cannot be sure that all side effects of its products may be uncovered, and it may be the case that only with a significantly larger number of patients exposed to such product for a longer duration, may a more complete safety profile be identified. Further, even larger clinical trials may not identify rare serious adverse effects or the duration of such studies may not be sufficient to identify when those events may occur. There have been products that have been approved by the regulatory authorities but for which safety concerns have been uncovered following approval. Such safety concerns have led to labelling changes or withdrawal of such products from the market, and the Resulting Issuer’s products may be subject to similar risks. The Resulting Issuer might have to withdraw or recall its products from the marketplace. The Resulting Issuer may also experience a significant drop in the potential future sales of its products if and when regulatory approvals for such products are obtained, experience harm to its reputation in the marketplace or become subject to lawsuits, including class actions. Any of these results could decrease or prevent any sales of the Resulting Issuer’s products, or substantially increase the costs and expenses of commercializing and marketing its products.

Clinical Testing and Commercializing Product Candidates

The Resulting Issuer cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Resulting Issuer’s product development costs will increase if it experiences delays in clinical testing. Significant clinical trial delays could shorten any periods during which the Resulting Issuer may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before the Resulting Issuer, which would impair the Resulting Issuer’s ability to successfully commercialize its product candidates and may harm its financial condition, results of operations and prospects.

The commencement and completion of clinical trials for the Resulting Issuer’s products may be delayed for a number of reasons, including but not limited, to:

•	failure by regulatory authorities to grant permission to proceed or placing clinical trials on hold;

•	suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of the Resulting Issuer’s CMOs to comply with cGMP requirements;

•

any changes to the Resulting Issuer’s manufacturing process that may be necessary or desired, delays or failure to obtain clinical supply from CMOs of the Resulting Issuer’s products necessary to conduct clinical trials;

•	product candidates demonstrating a lack of safety or efficacy during clinical trials, reports of clinical testing on similar technologies and products raising safety or efficacy concerns;

•

clinical investigators not performing the Resulting Issuer’s clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;

•	failure of the Resulting Issuer’s contract research organizations to satisfy their contractual duties or meet expected deadlines;

•	inspections of clinical trial sites by regulatory authorities;

•

regulatory authorities or ethics committees finding regulatory violations that require the Resulting Issuer to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

•

one or more regulatory authorities or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or

•	failure to reach agreement on acceptable terms with prospective clinical trial sites.

The Resulting Issuer’s product development costs will increase if it experiences delays in testing or approval or if the Resulting Issuer needs to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and the Resulting Issuer may need to amend study protocols to reflect these changes. Amendments may require the Resulting Issuer to resubmit its study protocols to regulatory authorities or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on the Resulting Issuer’s business, financial condition and prospects.

Completion of Clinical Trials

As the Resulting Issuer’s product candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, the Resulting Issuer will need to enroll an increasing number of patients that meet its eligibility criteria. There is significant competition for recruiting patients in clinical trials, and the Resulting Issuer may be unable to enroll the patients it needs to complete clinical trials on a timely basis or at all. The factors that affect the Resulting Issuer’s ability to enroll patients are largely uncontrollable and include, but are not limited to the size and nature of the patient population, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the product candidate, and the number, availability, location and accessibility of clinical trial sites.

Nature of Regulatory Approvals

The Resulting Issuer’s development and commercialization activities and product candidates are significantly regulated by a number of governmental entities, including Health Canada and the US FDA. Regulatory approvals are required prior to each clinical trial and the Resulting Issuer may fail to obtain the necessary approvals to commence or continue clinical testing. The Resulting Issuer must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before it can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities the Resulting Issuer performs is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if the Resulting Issuer believes results from its sponsored clinical trials are favorable to support the marketing of its product candidates, Health Canada, the US FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.

The Resulting Issuer has not obtained regulatory approval for any product candidate and it is possible that none of its existing product candidates or any future product candidates will ever obtain regulatory approval. The Resulting Issuer could fail to receive regulatory approval for its product candidates for many reasons, including, but not limited to failure to demonstrate that a product candidate is safe and effective for its proposed indication, failure of clinical trials to meet the level of statistical significance required for approval, failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks, or deficiencies in the manufacturing processes or the failure of facilities of CMOs with whom the Resulting Issuer contracts for clinical and commercial supplies to pass a pre-approval inspection.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and the Resulting Issuer’s commercialization plans, or we may decide to abandon the development program. If the Resulting Issuer were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than the Resulting Issuer request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with the Resulting Issuer’s product candidates that garner approval, Health Canada, the US FDA or other regulatory authorities may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

If there are changes in the application of legislation, regulations or regulatory policies, or if problems are discovered with the Resulting Issuer products, or if one of its distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on the Resulting Issuer, imposing restrictions on the Resulting Issuer’s products or its manufacture and requiring the Resulting Issuer to recall or remove its products from the market. The regulators could also suspend or withdraw the Rustling Issuer’s marketing authorizations, requiring it to conduct additional clinical trials, change its labeling or submit additional applications for marketing authorization. If any of these events occurs, the Resulting Issuer’s ability to sell its products may be impaired, and its may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect its business, financial condition and results of operations.

Achieving Publicly Announced Milestones

From time to time, the Resulting Issuer may announce the timing of certain events it expects to occur, such as the anticipated timing of results from clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. See “Commercial Scale Product Manufacturing”, “Safety and Efficacy of Products”, “Clinical Testing and Commercializing Product Candidates”, “Completion of Clinical Trials”, and “Nature of Regulatory Approvals” as discussed under this heading “Risk Factors” for further disclosure of risks and events that may affect the timing of certain events the Resulting Issuer may announce.

The Resulting Issuer undertakes no obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, except as otherwise required by-law. Any variation in the timing of previously announced milestones could have a material adverse effect on the Resulting Issuer’s business plan, financial condition or operating results and the trading price of the Resulting Issuer Shares.

Unfavourable Publicity or Consumer Perception

The Resulting Issuer believes the psychedelic and nutraceutical industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of psychedelic and nutraceutical products. Consumer perception of the Resulting Issuer’s psychedelic and nutraceutical products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of psychedelics and nutraceuticals. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the psychedelic and nutraceutical industry or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Resulting Issuer’s psychedelic or nutraceutical products and the business, results of operations, financial condition and cash flows of the Resulting Issuer. The Resulting Issuer’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Resulting Issuer, the demand for the Resulting Issuer’s psychedelic or nutraceutical products, and the business, results of operations, financial condition and cash flows of the Resulting Issuer. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of psychedelic or nutraceutical products in general, or the Resulting Issuer’s psychedelic or nutraceutical products and services specifically, or associating the consumption of psychedelics or nutraceuticals with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

The psilocybin and nutraceutical industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the psilocybin and nutraceuticals distributed for medical purposes to such consumers. There can be no assurance that future scientific research or findings on the medical benefits, viability, safety, efficacy and dosing of psilocybin or isolated constituents and/or nutraceuticals, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the industry or the Resulting Issuer or any particular product, or consistent with earlier publicity.

Biotechnology and Pharmaceutical Market Competition

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Resulting Issuer’s competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications the Resulting Issuer is targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which the Resulting Issuer’s product candidates may be useful. Although there are no approved therapies that specifically target opioid addiction, some competitors use therapeutic approaches that may compete directly with the Resulting Issuer’s product candidates.

Many of the Resulting Issuer’s competitors have substantially greater financial, technical and human resources than the Resulting Issuer does and have significantly greater experience than the Resulting Issuer in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Resulting Issuer’s competitors may succeed in obtaining regulatory approval for products more rapidly than the Resulting Issuer does. The Resulting Issuer’s ability to compete successfully will largely depend on:

•	the efficacy and safety profile of its product candidates relative to marketed products and other product candidates in development;

•	the Resulting Issuer’s ability to develop and maintain a competitive position in the product categories and technologies on which it focuses;

•	the time it takes for the Resulting Issuer’s product candidates to complete clinical development and receive marketing approval;

•	the Resulting Issuer’s ability to obtain required regulatory approvals;

•	the Resulting Issuer’s ability to commercialize any of its product candidates that receive regulatory approval;

•	the Resulting Issuer’s ability to establish, maintain and protect intellectual property rights related to its product candidates; and

•	acceptance of any of the Resulting Issuer’s product candidates that receive regulatory approval by physicians and other healthcare providers and payers.

Competitors have developed and may develop technologies that could be the basis for products that challenge the discovery research capabilities of products the Resulting Issuer is developing. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than the Resulting Issuer’s product candidates and may be more effective or less costly than its product candidates. The success of the Resulting Issuer’s competitors and their products and technologies relative to the Resulting Issuer’s technological capabilities and competitiveness could have a material adverse effect on the future preclinical studies and clinical trials of the Resulting Issuer’s product candidates, including its ability to obtain the necessary regulatory approvals for the conduct of such clinical trials. This may further negatively impact the Resulting Issuer’s ability to generate future product development programs using psychedelic inspired compounds.

If the Resulting Issuer is not able to compete effectively against its current and future competitors, the Resulting Issuer’s business will not grow, and its financial condition and operations will substantially suffer.

Further, there can be no assurance that potential competitors of the Resulting Issuer, which may have greater financial, cultivation, production, sales and marketing experience, and personnel and resources than the Resulting Issuer, are not currently developing, or will not in the future develop, products and strategies that are equally or more effective and/or economical as any products or strategies developed by the Resulting Issuer or which would otherwise render the Resulting Issuer’s business, products and strategies, as applicable, ineffective, or obsolete. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Resulting Issuer.

Reliance on Key Executives and Scientists

The loss of key members of the Resulting Issuer’s staff, could harm the Resulting Issuer. The Resulting Issuer does not have employment agreements with all members of its staff, although such employment agreements do not guarantee their retention. The Resulting Issuer also depends on its scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to the Resulting Issuer. In addition, the Resulting Issuer believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical and regulatory personnel, particularly as the Resulting Issuer expands its activities and seeks regulatory approvals for clinical trials. The Resulting Issuer enters into agreements with its scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of its business. The Resulting Issuer also enters into agreements with physicians and institutions who will recruit patients into the Resulting Issuer’s clinical trials on its behalf in the ordinary course of its business. Notwithstanding these arrangements, the Resulting Issuer faces significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. The Resulting Issuer cannot predict its success in hiring or retaining the personnel it requires for continued growth. The loss of the services of any of the Resulting Issuer’s executive officers or other key personnel could potentially harm its business, operating results or financial condition.

Employee Misconduct

The Resulting Issuer is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with Health Canada and the US FDA regulations, provide accurate information to Health Canada and the US FDA, comply with manufacturing standards the Resulting Issuer has established, comply with federal and provincial healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to the

Resulting Issuer. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to the Resulting Issuer’s reputation. If any such actions are instituted against the Resulting Issuer, and the Resulting Issuer is not successful in defending itself or asserting its rights, those actions could have a substantial impact on the Resulting Issuer’s business and results of operations, including the imposition of substantial fines or other sanctions.

Business Expansion and Growth

The Resulting Issuer may in the future seek to expand its pipeline and capabilities by acquiring one or more companies or businesses, entering into collaborations, or in-licensing one or more product candidates. Acquisitions, collaborations and in-licenses involve numerous risks, including, but not limited to substantial cash expenditures, technology development risks, potentially dilutive issuances of equity securities, incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition, difficulties in assimilating the operations of the acquired companies, entering markets in which the Resulting Issuer has limited or no direct experience, and potential loss of the Resulting Issuer’s key employees or key employees of the acquired companies or businesses.

The Resulting Issuer has experience in making acquisitions, entering collaborations and in-licensing product candidates; however, the Resulting Issuer cannot provide assurance that any acquisition, collaboration or in-license will result in short-term or long-term benefits to it. The Resulting Issuer may incorrectly judge the value or worth of an acquired company or business or in-licensed product candidate. In addition, the Resulting Issuer’s future success would depend in part on its ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licenses. The Resulting Issuer cannot provide assurance that it would be able to successfully combine its business with that of acquired businesses, manage a collaboration or integrate in-licensed product candidates. Furthermore, the development or expansion of the Resulting Issuer’s business may require a substantial capital investment by the Resulting Issuer.

Negative Results of External Clinical Trials or Studies

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to the Resulting Issuer’s product candidates, or the therapeutic areas in which the Resulting Issuer’s product candidates compete, could adversely affect its share price and the Resulting Issuer’s ability to finance future development of its product candidates, and its business and financial results could be materially and adversely affected.

Product Liability

The Resulting Issuer currently does not carry any product liability insurance coverage. Even though the Resulting Issuer is not aware of any product liability claims at this time, its business exposes itself to potential product liability, recalls and other liability risks that are inherent in the sale of food products and nutraceuticals. The Resulting Issuer can provide no assurance that such potential claims will not be asserted against it. A successful liability claim or series of claims brought against the Resulting Issuer could have a material adverse effect on its business, financial condition and results of operations.

Although the Resulting Issuer intends to obtain adequate product liability insurance, it cannot provide any assurances that it will be able to obtain or maintain adequate product liability insurance of on acceptable terms, if at all, or that such insurance will provide adequate coverage against potential liabilities. Claims or losses in excess of any product liability cover that may be obtained by the Resulting Issuer could have a material adverse effect on its business, financial conditional and results of operations.

Some of the Resulting Issuer’s agreements with third parties might require it to maintain product liability insurance. If the Resulting Issuer cannot obtain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on its operations.

Enforcing contracts

Due to the nature of the business of the Resulting Issuer and the fact that certain of its contracts involve psilocybin, the use of which is not legal under Canadian or U.S. federal law and in certain other jurisdictions, the Resulting Issuer may face difficulties in enforcing its contracts in Canadian or U.S. federal and state courts. The inability to enforce any of its contracts could have a material adverse effect on its business, operating results, financial condition or prospects.

In order to manage its contracts with contractors, the Resulting Issuer will ensure that such contractors are appropriately licensed. Were such contractors to operate outside the terms of these licenses, the Resulting Issuer may experience an adverse effect on its business, including the pace of development of its product.

Product Recalls

Manufacturers, producers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Resulting Issuer’s products are recalled due to an alleged product defect or for any other reason, the Resulting Issuer could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Resulting Issuer may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Resulting Issuer’s suppliers have detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if the Resulting Issuer is subject to recall, the image of the Resulting Issuer could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Resulting Issuer’s products and could have a material adverse effect on the results of operations and financial condition of the Resulting Issuer. Additionally, product recalls may lead to increased scrutiny of the Resulting Issuer’s operations by regulatory agencies, requiring further management attention, potential loss of applicable licenses and potential legal fees and other expenses.

Distribution and Supply Chain Interruption

The Resulting Issuer is susceptible to risks relating to distributor and supply chain interruptions. Distribution in Canada and other jurisdictions will be largely accomplished through independent contractors, therefore, an interruption (e.g., a labour strike) for any length of time affecting such independent contractors may have a significant impact on the Resulting Issuer’s ability to sell its products. Supply chain interruptions, including a production or inventory disruption, could impact product quality and availability. Inherent to producing products is a potential for shortages or surpluses in future years if demand and supply are materially different from long-term forecasts. The Resulting Issuer monitors category trends and regularly reviews maturing inventory levels.

Difficulty to forecast

The Resulting Issuer must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelic and nutraceutical industry. A failure in the demand for the Resulting Issuer’s psychedelic and nutraceutical industry products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Resulting Issuer.

Promoting the Brand

Promoting the Resulting Issuer’s brand will be critical to creating and expanding a customer base. Promoting the brand will depend largely on the Resulting Issuer’s ability to provide psychedelic and nutraceutical products to the market. Further, the Resulting Issuer may, in the future, introduce new products or services that its customers do not like, which may negatively affect the brand and reputation. If the Resulting Issuer fails to successfully promote its brand or if it incurs excessive expenses in this effort, its business and financial results from operations could be materially adversely affected. The regulatory framework may change at any time creating challenges around branding restrictions for the Resulting Issuer.

Product Viability

If the Resulting Issuer’s psychedelic and nutraceutical products are not perceived to have the effects intended by the end user, the Resulting Issuer’s business may suffer. In general, psychedelic and nutraceutical products have minimal long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry or other supplements or medications. As a result, the Resulting Issuer’s psychedelic and nutraceutical products could have certain side effects if not used as directed or if taken by an end user that has certain known or unknown medical conditions. Further, the Resulting Issuer’s business involves the growing of an agricultural product and is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks.

Success of Quality Control Systems

The quality and safety of the Resulting Issuer’s products are critical to the success of its business and operations. As such, it is imperative that the Resulting Issuer (and its service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality of training programs and adherence by employees to quality control guidelines. Any significant failure or deterioration of such quality control systems could have a material adverse effect on the Resulting Issuer’s business and operating results.

Reliance on Key Inputs

The Resulting Issuer’s business is expected to be dependent on a number of key inputs and their related costs including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Resulting Issuer. Examples of potential risks include, but are not limited to, the risk that crops may become diseased or victim to insects or other pests and contamination, or subject to extreme weather conditions such as excess rainfall, freezing temperature, or drought, all of which could result in low crop yields, decreased availability of mushrooms, and higher acquisition prices. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Resulting Issuer.

Liability Arising from Fraudulent or Illegal Activity

The Resulting Issuer is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on the Resulting Issuer’s behalf or in its service that violate (i) various laws and regulations, including healthcare laws and regulations, (ii) laws that require the true, complete and accurate reporting of financial information or data, (iii) the terms of the Resulting Issuer’s agreements with third parties. Such misconduct could expose the Resulting Issuer to, among other things, class actions and other litigation, increased regulatory inspections and related sanctions, and lost sales and revenue or reputational damage.

The precautions taken by the Resulting Issuer to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Resulting Issuer from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Such misconduct may result in legal action, significant fines or other sanctions and could result in loss of any regulatory license held by the Resulting Issuer at such time. The Resulting Issuer may be subject to security breaches at its facilities or in respect of electronic document or data storage, which could lead to breaches of applicable privacy laws and associated sanctions or civil or criminal penalties; events, including those beyond the control of the Resulting Issuer, may damage its operations. In addition, these events may negatively affect customers’ demand for the Resulting Issuer’s products. Such events include, but are not limited to, non-performance by third party contractors; increases in materials or labour costs; breakdown or failure of equipment; failure of quality control processes; contractor or operator errors; and major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms. As a result, there is a risk that the Resulting Issuer may not have the capacity to meet customer demand or to meet future demand when it arises. Failure to comply with health and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Resulting Issuer’s manufacturing operations.

Operating Risk and Insurance Coverage

The Resulting Issuer does not have adequate insurance to protect its assets, operations and employees. While the Resulting Issuer may, in the future obtain insurance coverage to address all material risks to which it is exposed and is adequate and customary in its proposed state of operations, such insurance will be subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Resulting Issuer is expected to be exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Resulting Issuer’s liabilities or will be generally available in the future, or if available, that premiums will be commercially justifiable. If the Resulting Issuer were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Resulting Issuer were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Costs of Operating as Public Company

As a public company, the Resulting Issuer will incur significant legal, accounting and other expenses. As a public company, the Resulting Issuer is be subject to various securities rules and regulations, which impose various requirements on the Resulting Issuer, including the requirement to establish and maintain effective disclosure and financial controls and corporate governance practices. The Resulting Issuer’s management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase the Resulting Issuer’s legal and financial compliance costs and make some activities more time-consuming and costly.

Management of Growth

The Resulting Issuer may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Resulting Issuer to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Resulting Issuer to deal with this growth may have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations and prospects.

Conflicts of Interest

The Resulting Issuer may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. The Resulting Issuer’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Resulting Issuer. In some cases, the Resulting Issuer’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Resulting Issuer’s business and affairs and that could adversely affect the Resulting Issuer’s operations. These outside business interests could require significant time and attention of the Resulting Issuer’s executive officers and directors.

In addition, the Resulting Issuer may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or companies with which the Resulting Issuer may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Resulting Issuer, and from time to time, these persons may be competing with the Resulting Issuer for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Resulting Issuer’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Resulting Issuer are required to act honestly, in good faith and in the best interests of the Resulting Issuer.

Foreign Operations

In addition to operations carried out in Canada, the Resulting Issuer intends to carry out international operations through an office in Jamaica. As a result, the Resulting Issuer may be subject to political, economic and other uncertainties, including, but not limited to, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, export quotas, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Resulting Issuer’s operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrections.

The Resulting Issuer’s international operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with its foreign operations, the Resulting Issuer may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or enforcing Canadian judgments in foreign jurisdictions.

Risks Related to Intellectual Property

Trademark Protection

Failure to register trademarks for the Resulting Issuer or its products could require the Resulting Issuer to rebrand its products resulting in a material adverse impact on its business.

Trade Secrets

The Resulting Issuer relies on third parties to develop its products and as a result, must share trade secrets with them. The Resulting Issuer seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of the Resulting Issuer’s collaborators, advisors, employees and consultants to publish data potentially relating to its trade secrets. Its academic and clinical collaborators typically have rights to publish data, provided that the Resulting Issuer is notified in advance and may delay publication for a specified time in order to secure any intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by the Resulting Issuer, although in some cases the Resulting Issuer may share these rights with other parties. The Resulting Issuer may also conduct joint research and development programs which may require it to share trade secrets under the terms of research and development collaboration or similar agreements. Despite the Resulting Issuer’s efforts to protect its trade secrets, the Resulting Issuer’s competitors may discover its trade secrets, either through breach of these agreements, independent development or publication of information. A competitor’s discovery of the Resulting Issuer’s trade secrets may impair its competitive position and could have a material adverse effect on its business and financial condition.

Patent Law Reform

As is the case with other biotechnology and pharmaceutical companies, the Resulting Issuer’s success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry is a technologically and legally complex process, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of the Resulting

Issuer’s and its licensors’ or collaborators’ patent applications and the enforcement or defense of the Resulting Issuer or its licensors’ or collaborators’ issued patents.

Patent Litigation and Intellectual Property

As disclosed under Section 4.1 under Intellectual Property, the Resulting Issuer has applied for a provisional patent application but there can be no assurance that it or a successor application will issue into a valid patent. Such failure to issue could have a material adverse effect on the Resulting Issuer. In the event that a patent issued to the Resulting Issuer is challenged, any of Resulting Issuer’s patents may be invalidated (although at this time the Resulting Issuer does not have any issued patents). The Resulting Issuer could also become involved in interference or impeachment proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

Patent litigation is becoming widespread in the pharmaceutical industry and the Resulting Issuer cannot predict how this will affect its efforts to form strategic alliances, conduct clinical testing, or manufacture and market any of its product candidates that it may successfully develop. If the Resulting Issuer becomes involved in any litigation, interference, impeachment or other administrative proceedings, it will likely incur substantial expenses and the efforts of its technical and management personnel will be significantly diverted. The Resulting Issuer cannot make any assurances that it will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if the Resulting Issuer’s products infringe patents, trademarks or proprietary rights of others, it could, in certain circumstances, become liable for substantial damages, which also could have a material adverse effect on the business of the Resulting Issuer, its financial condition and results of operation. Patent litigation is less likely during development as many jurisdictions contain exemptions from patent infringement for the purpose of obtaining regulatory approval of a product. Where there is any sharing of patent rights either through co-ownership or different licensed “fields of use”, one owner’s actions could lead to the invalidity of the entire patent. If the Resulting Issuer is unable to avoid infringing the patent rights of others, the Resulting Issuer may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Such results could have a material adverse effect on the Resulting Issuer. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, the Resulting Issuer may not have sufficient resources to bring these actions to a successful conclusion, and, even if the Resulting Issuer is successful in these proceedings, it may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on the Resulting Issuer.

Any infringement or misappropriation of the Resulting Issuer’s intellectual property could damage its value and limit its ability to compete. In addition, the Resulting Issuer’s ability to enforce and protect its intellectual property rights may be limited in certain countries outside the U.S., which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by the Resulting Issuer. Competitors may also harm the Resulting Issuer’s sales by designing products that mirror the capabilities of its products or technology without infringing on its intellectual property rights. If the Resulting Issuer does not obtain sufficient protection for its intellectual property, or if it is unable to effectively enforce its intellectual property rights, its competitiveness could be impaired, which would limit its growth and future revenue. The Resulting Issuer may also find it necessary to bring infringement or other actions against third parties to seek to protect its intellectual property rights. Litigation of this nature, even if successful, is often expensive and time- consuming to prosecute and there can be no assurance that the Resulting Issuer will have the financial or other resources to enforce its rights or be able to enforce its rights or prevent other parties from developing similar technology or designing around its intellectual property.

The Resulting Issuer is not aware of any infringement by it of any person’s or entity’s intellectual property rights. In the event that products sold by the Resulting Issuer are deemed to infringe upon the patents or proprietary rights of others, the Resulting Issuer could be required to modify its products or obtain a license for the manufacture and/or sale of such products or cease selling such products. In such event, there can be no assurance that the Resulting Issuer would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon the Resulting Issuer’s business. If the Resulting Issuer’s products or proposed products are deemed to infringe or likely to infringe upon the patents or proprietary rights of others, the Resulting Issuer could be subject to injunctive relief and, under certain circumstances, become liable for damages, which could also have a material adverse effect on the Resulting Issuer’s business and its financial condition.

Protection of Intellectual Property

The Resulting Issuer will be able to protect its intellectual property from unauthorized use by third parties only to the extent that the Resulting Issuer’s proprietary technologies, key products and any future products are covered by valid and enforceable intellectual property rights including patents or are effectively maintained as trade secrets and provided the Resulting Issuer has the funds to enforce its rights, if necessary.

Third-Party Licenses

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover the Resulting Issuer’s products or services, the Resulting Issuer or its strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services and payments under them would reduce the Resulting Issuer’s profits from these products and services. The Resulting Issuer is currently unable to predict the extent to which it may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights and whether a license to such patents will be available on acceptable terms or at all. There may be patents in the U.S. or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. The Resulting Issuer’s inability to obtain such licenses may hinder or eliminate its ability to manufacture and market its products.

Further, if the Resulting Issuer obtains third-party licenses but fails to pay annual maintenance fees, development and sales milestones, or it is determined that the Resulting Issuer does not use commercially reasonable efforts to commercialize licensed products, the Resulting Issuer could lose its licenses which could have a material adverse effect on its business and financial condition.

Financial and Accounting Risks

Substantial Number of Authorized but Unissued Resulting Issuer Shares

The Resulting Issuer has an unlimited number of Resulting Issuer Shares that may be issued by the Resulting Issuer board without further action or approval of the Resulting Issuer Shareholders. While the Resulting Issuer board will be required to fulfill its fiduciary obligations in connection with the issuance of such Resulting Issuer Shares, the Resulting Issuer Shares may be issued in transactions with which not all of the Resulting Issuer Shareholders agree, and the issuance of such Resulting Issuer Shares will cause dilution to the ownership interests of the Resulting Issuer Shareholders.

Dilution

The financial risk of the Resulting Issuer’s future activities will be borne to a significant degree by purchasers of the Resulting Issuer Shares. If the Resulting Issuer issues Resulting Issuer Shares from its treasury for financing purposes, control of the Resulting Issuer may change and purchasers may suffer additional dilution.

Negative Cash Flow from Operating Activities

The Resulting Issuer has had negative cash flow from operating activities since inception. Significant capital investment will be required to achieve the Resulting Issuer’s existing plans. The Resulting Issuer’s net losses have had and will continue to have an adverse effect on, among other things, shareholder equity, total assets and working capital. The Resulting Issuer expects that losses may fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. The Resulting Issuer cannot predict when it will become profitable, if at all. Accordingly, the Resulting Issuer may be required to obtain additional financing in order to meet its future cash commitments.

Additional Capital Requirements

As a research and development company, the Resulting Issuer expects to spend substantial funds to continue the research, development and testing of its product candidates and to prepare to commercialize products subject to applicable regulatory approval. Substantial additional financing may be required if the Resulting Issuer is to be successful in continuing to develop its business and its products. No assurances can be given that the Resulting Issuer will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Resulting Issuer, if at all. If the Resulting Issuer is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

Lack of Significant Product Revenue

To date, the Resulting Issuer has generated some product revenue and cannot predict when and if it will generate significant product revenue. The Resulting Issuer’s ability to generate significant product revenue and ultimately become profitable depends upon its ability, alone or with partners, to successfully develop its product candidates, obtain regulatory approval and commercialize products, including any of its current product candidates or other product candidates that it may develop, in-license or acquire in the future. The Resulting Issuer does not anticipate generating revenue from the sale of products for the foreseeable future. The Resulting Issuer expects its research and development expenses to increase in connection with its ongoing activities, particularly as it advances its product candidates through clinical trials.

Estimates or Judgments Relating to Critical Accounting Policies

The preparation of financial statements in conformity with the International Financial Reporting Standards requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Resulting Issuer bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the notes to the pro forma financial statements of the Resulting Issuer set forth in Schedule E attached hereto, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The

Resulting Issuer’s operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause its operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the share price of the Resulting Issuer. Significant assumptions and estimates used in preparing the financial statements include those related to income tax credits receivable, share based payments, impairment of non-financial assets, fair value of biological assets, as well as cost recognition.

Risks Related to the Resulting Issuer Shares

Market for the Resulting Issuer Shares

There can be no assurance that an active trading market for the Resulting Issuer Shares will develop or, if developed, that any market will be sustained. The Resulting Issuer cannot predict the prices at which the Resulting Issuer Shares will trade. Fluctuations in the market price of the Resulting Issuer Shares could cause an investor to lose all or part of its investment in Resulting Issuer Shares. Factors that could cause fluctuations in the trading price of the Resulting Issuer Shares include: (i) announcements of new offerings, products, services or technologies; commercial relationships, acquisitions or other events by the Resulting Issuer or its competitors; (ii) price and volume fluctuations in the overall stock market from time to time; (iii) significant volatility in the market price and trading volume of cannabis companies; (iv) fluctuations in the trading volume of the Resulting Issuer Shares or the size of the Resulting Issuer’s public float; (v) actual or anticipated changes or fluctuations in the Resulting Issuer’s results of operations; (vi) whether the Resulting Issuer’s results of operations meet the expectations of securities analysts or investors; (vii) actual or anticipated changes in the expectations of investors or securities analysts; (viii) litigation involving the Resulting Issuer, its industry, or both; (ix) regulatory developments; (x) general economic conditions and trends; (xi) major catastrophic events; (xii) escrow releases, sales of large blocks of the Resulting Issuer Shares; (xiii) departures of key employees or members of management; or (xiv) an adverse impact on the Resulting Issuer from any of the other risks cited herein.

Significant Sales of Resulting Issuer Shares

Although Resulting Issuer Shares held by existing shareholders of the Resulting Issuer will be freely tradable under applicable securities legislation, the Resulting Issuer Shares held by the Resulting Issuer’s directors, executive officers, Control persons and certain other securityholders may be subject to contractual lock-up restrictions and may also be subject to escrow restrictions pursuant to the policies of the NEO Exchange. Sales of a substantial number of the Resulting Issuer Shares in the public market after the expiry of lock-up or escrow restrictions, or the perception that these sales could occur, could adversely affect the market price of the Resulting Issuer Shares and may make it more difficult for investors to sell Resulting Issuer Shares at a favourable time and price.

Volatile Market Price for the Resulting Issuer Shares

The securities market in Canada has recently experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Resulting Issuer Shares will be subject to market trends generally, notwithstanding any potential success of the Resulting Issuer. The value of the Resulting Issuer Shares distributed hereunder will be affected by such volatility.

The volatility of the Resulting Issuer Shares may affect the ability of holders to sell the Resulting Issuer Shares at an advantageous price or at all. Market price fluctuations in the Resulting Issuer Shares may be adversely affected by a variety of factors relating to the Resulting Issuer’s business, including fluctuations in the Resulting Issuer’s operating and financial results, such results failing to meet the expectations of securities analysts or investors and downward revisions in securities analysis’ estimates in connection therewith, sales of additional Resulting Issuer Shares, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Resulting Issuer or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading “Forward-Looking Statements”. In addition, the market price for securities on stock markets, including the NEO Exchange is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may materially adversely affect the market price of the Resulting Issuer.

Additionally, the value of the Resulting Issuer Shares is subject to market value fluctuations based upon factors that influence the Resulting Issuer’s operations, such as legislative or regulatory developments, competition, technological change and changes in interest rates or foreign exchange rates. There can be no assurance that the market price of the Resulting Issuer Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Resulting Issuer’s performance.

Tax Issues

There may be income tax consequences in relation to the Resulting Issuer Shares, which will vary according to circumstances. Independent advice from tax and legal advisers should be obtained.

Discretion Over the Use of Proceeds

The Resulting Issuer has discretion concerning the use of the net proceeds of the Concurrent Offering as well as the timing of their expenditures, and may apply the net proceeds of the Concurrent Offering in ways other than as disclosed. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Resulting Issuer’s business, prospects, financial position, financial condition or results of operations may suffer.

No Dividends

The Resulting Issuer’s current policy is, and will be, to retain earnings to finance the development and enhancement of its products and to otherwise reinvest in the Resulting Issuer. Therefore, the Resulting Issuer does not anticipate paying cash dividends on the Resulting Issuer Shares in the foreseeable future. The Resulting Issuer’s dividend policy will be reviewed from time to time by the Resulting Issuer Board in the context of its earnings, financial condition and other relevant factors. Until the time that the Resulting Issuer does pay dividends, which it might never do, its shareholders will not be able to receive a return on their Resulting Issuer Shares unless they sell them.

18.	PROMOTERS

18.1	Promoter Consideration

There are no persons performing investor relations activities for the Resulting Issuer and there have been no persons performing such services within the last two (2) years.

19.	LEGAL PROCEEDINGS

19.1	Legal Proceedings

To the knowledge of the Resulting Issuer, there are no legal proceedings or regulatory actions material to the Resulting Issuer to which it is a party, or has been a party to, or of which any of its property is or was the subject matter of, and no such proceedings or actions are known by the management of the Resulting Issuer to be contemplated.

19.2	Regulatory Actions

The Resulting Issuer is not subject to any penalties or sanctions imposed by any court or regulatory authority relating to securities legislation or by a securities regulatory authority, nor has the Resulting Issuer entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that are necessary to provide full, true and plain disclosure of all material facts relating to the Resulting Issuer’s or its securities or would be likely to be considered important to a reasonable investor making an investment decision.

20.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Listing Statement, no director, executive officer or unitholder or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Resulting Issuer Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction within the three years before the date of this Listing Statement which has materially affected or is reasonably expected to materially affect the Resulting Issuer or a subsidiary of the Resulting Issuer.

21.	AUDITORS, TRANSFER AGENTS AND REGISTRARS

21.1	Auditor

The auditor of the Resulting Issuer will be Zeifmans LLP, 201 Bridgeland Ave, North York, Ontario M6A 1Y7.

The auditor of Clarmin is Baker Tilly WM LLP, 400 Burrard Street, Suite 900, Vancouver, British Columbia V6C 3B7. Effective November 5, 2020, Baker Tilly WM LLP resigned as auditor of Clarmin and Zeifmans LLP was appointed to conduct audit services for the Resulting Issuer. In accordance with section 4.11 of NI 51-102, Clarmin filed the “reporting package” on SEDAR under Clarmin’s profile.

The auditor of Cybin is Zeifmans LLP, 201 Bridgeland Ave, North York, Ontario M6A 1Y7.

21.2	Transfer agent

The transfer agent and registrar for the Resulting Issuer will be Odyssey Trust Company, Trader’s Bank Building, Suite 702, 67 Yonge St., Toronto, Ontario, M5E 1J8, Canada.

22.	MATERIAL CONTRACTS

22.1	Material Contracts

The Resulting Issuer has not entered into any material contracts within the two (2) years before the date of this Listing Statement, other than contracts entered into in the ordinary course of business, except as follows:

(a)	the Amalgamation Agreement (see Section 3.1 – General Development of the Business);

(b)	the Agency Agreement see (see Section 3.1 - General Development of the Business);

(c)	the IntelGenx Agreement (see Section 4.1 - Serenity Life Business Segment); and

(d)	the West Indies Agreement (see Section 4.1 - Serenity Life Business Segment).

Copies of these agreements are or will be made available upon request from Aird & Berlis LLP, legal counsel to the Resulting Issuer, 181 Bay Street, Suite 1800, Toronto, Ontario M5J 2T9 at any time during ordinary business hours.

23.	INTERESTS OF EXPERTS

Baker Tilly WM LLP were the auditors of Clarmin and have performed the audit in respect of the audited annual financial statements of Clarmin for the years ended July 31, 2020, 2019 and 2018. Baker Tilly WM LLP has advised that they are independent with respect to Clarmin within the meaning of the Rules of Professional Conduct as outlined by the Chartered Professional Accountants of British Columbia. Baker Tilly WM LLP and its partners and associates will beneficially own, directly or indirectly, in the aggregate, less than 1% of the Resulting Issuer Shares.

Zeifmans LLP are the auditors of the Resulting Issuer and have performed the audit in respect of the audited financial statements of Cybin for the financial period ending March 31, 2020 and a review of the unaudited financial statements of Cybin for the financial three month period ending June 30, 2020. Zeifmans LLP has advised that they are independent with respect to Cybin within the meaning of the Codes of Professional Conduct as outlined by the Chartered Professional Accountants of Ontario. Zeifmans LLP and its partners and associates will beneficially own, directly or indirectly, in the aggregate, less than 1% of the Resulting Issuer Shares.

24.	OTHER MATERIAL FACTS

Other than as set out elsewhere in this Listing Statement, there are no other material facts about the Resulting Issuer or its securities which are necessary in order for this Listing Statement to contain full, true and plain disclosure of all material facts relating to the Resulting Issuer and its respective securities.

25.	FINANCIAL STATEMENTS

25.1	Financial Statements of Clarmin and Cybin.

Schedule A contains the audited financial statements of Clarmin for the years ended July 31, 2020, 2019 and 2018.

Schedule C contains the audited financial statements of Cybin for the period ended March 31, 2020 and the three months ended June 30, 2020.

Schedule E contains a pro forma financial statement of the Resulting Issuer as at July 31, 2020 after giving effect to the Amalgamation as if it had been completed on that date.

CERTIFICATE OF RESULTING ISSUER

The foregoing contains full, true and plain disclosure of all material information relating to Cybin Inc. It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

Dated at Toronto, Ontario this 9th day of November, 2020.

(signed) “Douglas Drysdale”	(signed) “Eric So”

Douglas Drysdale, Chief Executive Officer	Eric So, Director, President and Corporate Secretary

(signed) “Eric So”	(signed) “Paul Glavine”
Eric So, Director, President and Corporate Secretary	Paul Glavine, Director

SCHEDULE A

FINANCIAL STATEMENTS OF CLARMIN EXPLORATIONS INC.

(See attached)

SCHEDULE B

MD&A OF CLARMIN EXPLORATIONS INC.

(See attached)

SCHEDULE C

FINANCIAL STATEMENTS OF CYBIN CORP.

(See attached)

SCHEDULE D

MD&A OF CYBIN CORP.

(See attached)

SCHEDULE E

PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER

(See attached)